Filed Pursuant to General Instruction II.L. of Form F-10

File Nos. 333-279601 and 333-279601-02

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement together with the short form base shelf prospectus to which it relates dated May 31, 2024, as amended or supplemented, and each document incorporated by reference in the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus to which it relates, as amended or supplemented, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, Telephone: (416) 363-9491, and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

(To a Short Form Base Shelf Prospectus Dated May 31, 2024)

New Issue	December 10, 2024

BROOKFIELD FINANCE INC.

US$700,000,000

6.300% Fixed-to-Fixed Reset Rate Subordinated Notes due 2055

Fully and unconditionally guaranteed, on a subordinated basis, by Brookfield Corporation

Class A Preference Shares, Series 53 of Brookfield Corporation Issuable Upon Automatic Exchange

Brookfield Finance Inc. (“BFI”) is offering US$700,000,000 aggregate principal amount of unsecured 6.300% fixed-to-fixed reset rate subordinated notes due 2055 (the “Notes”). The Notes will be fully and unconditionally guaranteed, on a subordinated basis, as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Corporation (the “Company” and collectively with its direct and indirect subsidiaries, including BFI, “Brookfield”).

As described under “Use of Proceeds” herein, we intend for the net proceeds of this offering to be used for general corporate purposes.

The Notes will bear interest (i) from and including December 17, 2024 (the “Original Issue Date”), to but excluding January 15, 2035 (the “First Reset Date”) at an annual rate of 6.300% and thereafter (ii) from and including each Interest Reset Date (as defined herein) with respect to each Interest Reset Period (as defined herein) to but excluding, the next succeeding Interest Reset Date, the Maturity Date or date of redemption, as the case may be, at an annual rate equal to the Five-Year Treasury Rate (as defined herein) as of the most recent Interest Reset Determination Date (as defined herein), plus a spread of 2.076% to be reset on each Interest Reset Date; provided, that the interest rate during any Interest Reset Period will not reset below 6.300% (which equals the interest rate on the Notes on the Original Issue Date). Subject to BFI’s right to defer interest payments as described herein, interest will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing July 15, 2025. The Notes will mature on January 15, 2055 (the “Maturity Date”). The Notes will be issued in minimum denominations of US$1,000 and integral multiples of US$1,000 in excess thereof.

So long as no Event of Default (as defined herein) has occurred and is continuing, BFI may elect, at its sole option, at any date other than an Interest Payment Date (as defined herein), to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”). During any Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period in accordance with the terms of the Notes). In addition, during any Deferral Period, interest on the deferred interest (“compound interest”) will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period in accordance with the terms of the Notes), compounded semi-annually, to the extent permitted by applicable law. There is no limit on the number of Deferral Periods (as defined herein) that may occur. Any such deferral will not constitute an event of default or any other breach under the Indenture (as defined under “Description of the Notes”) and the Notes. Deferred interest will accrue until paid (including, to the extent permitted by law, any compound interest). A Deferral Period terminates on any Interest Payment Date on which BFI pays all accrued and unpaid interest (including, to the extent permitted by law, any compound interest) on such date. No Deferral Period may extend beyond the Maturity Date (as defined herein).

The Notes, including accrued and unpaid interest thereon, will be exchanged automatically (an “Automatic Exchange”), without the consent or action of the holders thereof, into shares of a newly-issued series of Class A Preference Shares of the Company, being Class A Preference Shares, Series 53 (the “Exchange Preference Shares”) upon the occurrence of an Automatic Exchange Event (as hereinafter defined). As the events that give rise to an Automatic Exchange are bankruptcy and related events, it is in the interest of BFI and the Company to ensure that an Automatic Exchange does not occur, although the events that could give rise to an Automatic Exchange may be beyond BFI’s and the Company’s control.

BFI may, at its option, redeem the Notes before their maturity, in whole or in part from time to time, (i) on any day in the period commencing on and including the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any Interest Payment Date, at a redemption price in cash equal to 100% of the principal amount of the Notes being redeemed, plus any accrued and unpaid interest on the principal amount of Notes to be redeemed to, but excluding, the date of redemption. See “Description of the Notes— Redemption Right”. BFI may also redeem the Notes upon the occurrence of a Tax Event or any time within 120 days following a Rating Event (each as defined herein) at the redemption prices described herein. See “Description of the Notes— Redemption on Tax Event or Rating Event”.

The Notes are a new series of securities with no established trading market. The Notes are not and will not be listed on a securities exchange or quotation system and consequently, there is no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this prospectus supplement. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. See “Risk Factors”.

Investing in the Notes involves risks. Furthermore, an investment in the Notes could be replaced in certain circumstances, without the consent of the holder, by Exchange Preference Shares. Prospective purchasers should therefore carefully consider the disclosure with respect to BFI, the Company and the Exchange Preference Shares included and incorporated by reference in this prospectus supplement. See “Risk Factors” beginning on page S-8.

	Per Note	Total
Public Offering Price(1)(2)	100.000%	US$	700,000,000
Underwriting Fees(3)	1.000%	US$	7,000,000
Proceeds to BFI (before expenses)(4)	99.000%	US$	693,000,000

(1)	Plus accrued interest, if any, from December 17, 2024, if initial settlement occurs after that date. The offering price of the Notes will be payable in U.S. dollars.
(2)	The effective yield of the Notes, if held to the First Reset Date, will be 6.300%.
(3)	The underwriters will receive an underwriting discount of US$10.00 per US$1,000 principal amount of Notes.
(4)	Proceeds of the offering after deducting the underwriting discounts but before accounting for any additional expenses of the offering paid or payable by BFI. Total expenses of the offering, excluding the underwriting discount, are estimated to be approximately US$750,000. See “Underwriting (Conflicts of Interest)”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements of the Company incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and thus may not be comparable to financial statements of U.S. companies.

Prospective investors should be aware that the acquisition of the Notes may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in Canada or are residents in, or citizens of, the United States may not be described fully in this prospectus supplement and the accompanying base shelf prospectus. Prospective investors should consult their own tax advisors with respect to their particular circumstances. Prospective investors should read the risk factors and tax discussion beginning on pages S-8 and S-34, respectively.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that BFI and the Company are incorporated under the laws of the Province of Ontario, that some or all of BFI’s and the Company’s officers and directors may be residents of Canada, that some or all of the underwriters or experts named in this prospectus supplement and the accompanying base shelf prospectus may be residents of Canada and that such persons and all or a substantial portion of BFI’s and the Company’s assets may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC, ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

BofA Securities, Inc., Citigroup Global Markets Inc., Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., Banco Bradesco BBI S.A., BNP Paribas Securities Corp., Brookfield Securities LLC, Desjardins Securities Inc., Itau BBA USA Securities, Inc., MUFG Securities Americas Inc., SG Americas Securities, LLC, National Bank of Canada Financial Inc., Natixis Securities Americas LLC and Santander US Capital Markets LLC (the “underwriters”), as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by BFI and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting (Conflicts of Interest)”. This offering will be made in Canada by Merrill Lynch Canada Inc., a broker-dealer affiliate of BofA Securities, Inc. and Citigroup Global Markets Canada Inc., a broker-dealer affiliate of Citigroup Global Markets Inc. BofA Securities, Inc., Citigroup Global Markets Inc., Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., Banco Bradesco BBI S.A., BNP Paribas Securities Corp., Brookfield Securities LLC, Desjardins Securities Inc., Itau BBA USA Securities, Inc., MUFG Securities Americas Inc., SG Americas Securities, LLC, National Bank of Canada Financial Inc., Natixis Securities Americas LLC and Santander US Capital Markets LLC, whom we refer to in this prospectus supplement as underwriters, will not offer and sell the Notes in Canada. In connection with this offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Notes at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. In certain circumstances, the underwriters may offer the Notes at a price lower than stated above. See “Underwriting (Conflicts of Interest)”.

Delivery of the Notes, in book-entry form only, will be made through The Depository Trust Company, Clearstream Banking S.A. or Euroclear Bank S.A./N.V. on or about December 17, 2024.

BFI’s head and registered office is located at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario M5J 2T3.

Joint Book-Running Managers

BofA Securities	Citigroup	Mizuho	SMBC Nikko

Co-Managers

Bradesco BBI	BNP PARIBAS	Brookfield Capital Solutions	Desjardins Capital Markets	Itaú BBA

MUFG	National Bank of Canada Financial Markets	Natixis	Santander	SOCIETE GENERALE

TABLE OF CONTENTS

Prospectus Supplement

S-i

Base Shelf Prospectus

S-ii

You should rely only on the information contained in or incorporated by reference in this prospectus supplement (this “prospectus supplement”), together with the accompanying base shelf prospectus dated May 31, 2024 (the “base shelf prospectus”). We have not authorized anyone to provide you with information that is different. You should not assume that the information contained in this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement. This document may only be used where it is legal to sell the Notes.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND
THE ACCOMPANYING BASE SHELF PROSPECTUS

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of the Notes. The second part, the accompanying base shelf prospectus, gives more general information, some of which may not apply to the Notes. Generally, the term “Prospectus” refers to both parts combined.

As used in this prospectus supplement, unless the context otherwise indicates, references to the “Company” refer to Brookfield Corporation and references to “we”, “us”, “our” and “Brookfield” refer to the Company and its direct and indirect subsidiaries, including BFI.

If the description of the Notes varies between this prospectus supplement and the accompanying base shelf prospectus, you should rely on the information in this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the accompanying base shelf prospectus solely for the purpose of the Notes offered hereunder.

The following documents, filed with the securities regulatory authorities in each of the provinces of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	the Company’s annual information form for the financial year ended December 31, 2023, dated March 18, 2024 (the “AIF”), filed as Exhibit 99.1 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2023, dated March 18, 2024 (the “Annual Report on Form 40-F”);

(b)	the Company’s audited comparative consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2023 and 2022, together with the accompanying report of independent registered public accounting firm thereon, filed as Exhibit 99.2 to the Annual Report on Form 40-F;

(c)	the management’s discussion and analysis of the Company for the fiscal years ended December 31, 2023 and 2022 (the “MD&A”), filed as Exhibit 99.2 to the Annual Report on Form 40-F;

(d)	the Company’s unaudited comparative interim consolidated financial statements for the three and nine month periods ended September 30, 2024 and 2023 (the “Interim Financial Statements”), filed as pages 65 to 94 of Exhibit 99.1 to the Company’s Form 6-K dated November 14, 2024;

(e)	the management’s discussion and analysis of the Company for the three and nine month periods ended September 30, 2024 and 2023 (the “Interim MD&A”), filed as pages 10 to 64 of Exhibit 99.1 to the Company’s Form 6-K dated November 14, 2024;

(f)	the Company’s management information circular dated April 25, 2024, filed as Exhibit 99.2 to the Company’s Form 6-K dated May 7, 2024;

(g)	the Company’s material change report dated November 1, 2024, filed as Exhibit 99.1 to the Company’s Form 6-K dated November 1, 2024;

(h)	the template version (as defined in National Instrument 41-101 — General Prospectus Requirements (“NI 41-101”)) of the preliminary term sheet for the Notes dated December 10, 2024, filed on SEDAR+ on December 10, 2024 and filed with the SEC as Exhibit 99.1 to the Form 6-K filed by the Company on December 10, 2024 in connection with the issuance of the Notes (the “Preliminary Term Sheet”); and

S-iii

(i)	the template version of the final term sheet for the Notes dated December 10, 2024, filed on SEDAR+ on December 10, 2024 and filed by the Company with the SEC as Exhibit 99.1 to a Form 6-K on December 11, 2024 in connection with the issuance of the Notes (the “Final Term Sheet” and, together with the Preliminary Term Sheet, the “Marketing Materials”).

The Marketing Materials are not part of this Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this prospectus supplement.

All of the Company’s documents of the type described in Item 11.1 of Form 44-101F1 — Short Form Prospectus (as defined in NI 41-101), and any “template version” of “marketing materials” (each as defined in NI 41-101), which are required to be filed by the Company or BFI with the securities regulatory authorities in Canada, and filed with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus supplement.

We will provide to each person to whom this Prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this Prospectus, upon written or oral request, without charge, at the office of the Corporate Secretary of the Company at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, Telephone: (416) 363-9491.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of United States securities laws, including the U.S. Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions (previously referred to as “insurance solutions”), renewable power and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) other risks and factors detailed in this Prospectus under the heading “Risk Factors” as well as in the AIF under the heading “Business Environment and Risks” and the MD&A under the heading “Part 6 — Business Environment and Risks” and the risks included in the Interim MD&A, each incorporated by reference in this Prospectus, as well as in other documents filed by Brookfield from time to time with the securities regulators in Canada and the United States.

S-iv

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Nonetheless, all of the forward-looking statements contained in this Prospectus or in documents incorporated by reference herein are qualified by these cautionary statements. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES

The Company prepares its financial statements in accordance with IFRS Accounting Standards. We disclose a number of financial measures in this Prospectus and the documents incorporated by reference herein that are calculated and presented using methodologies other than in accordance with IFRS Accounting Standards. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS Accounting Standards. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards, where applicable, are included on pages 68, 136, 138 and 139 of the MD&A and on pages 37, 59, 61 and 62 of the Interim MD&A, each incorporated by reference herein and available electronically under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

PRESENTATION OF FINANCIAL INFORMATION

The Company publishes its consolidated financial statements in United States dollars. In this prospectus supplement, unless otherwise specified or where the context otherwise requires, all dollar amounts are expressed in United States dollars and references to “US$”, “U.S. dollars” and “$” are to United States dollars and references to “Cdn$” are to Canadian dollars.

The Company presents its financial statements in accordance with IFRS Accounting Standards.

S-v

EXCHANGE RATE DATA

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars:

	Year Ended December 31,	Nine Months Ended September 30,
	2023	2024
Low	0.7207	0.7216
High	0.7617	0.7510
Period End	0.7561	0.7408
Average	0.7410	0.7351

On December 10, 2024, the buying rate (as reported by the Bank of Canada) was Cdn$1.00 = US$0.7059.

S-vi

summary

The Company

The Company is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world via its three core businesses: Alternative Asset Management, Wealth Solutions, and its Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate. Employing a highly disciplined approach to capital allocation, the Company leverages its conservatively managed balance sheet, extensive operational experience, and global sourcing networks to continuously deliver capital appreciation and cash flow growth throughout market cycles. The Company’s Class A Limited Voting Shares (the “Class A Shares”) are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BN”.

Brookfield Finance Inc.

BFI was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is an indirect wholly owned subsidiary of the Company. As of the date hereof, BFI has issued or become an obligor under approximately US$9.15 billion of unsecured senior debt securities (the “existing BFI senior notes”) and US$400 million of unsecured subordinated notes (the “existing BFI subordinated notes” and together with the existing BFI senior notes, the “existing BFI notes”). Each series of existing BFI senior notes constitutes BFI Senior Indebtedness and the guarantees of the existing BFI senior notes constitute Company Senior Indebtedness (each as defined herein), and accordingly, will rank ahead of the Notes offered hereby and the subordinated guarantee of the Company thereof, respectively.

The Notes will be fully and unconditionally guaranteed, on a subordinated basis, as to payment of principal, premium (if any) and interest and certain other amounts by the Company and such guarantee will rank equally with the Company’s other unsecured, subordinated obligations (including the Company’s guarantee of the existing BFI subordinated notes and the 4.50% perpetual subordinated notes issued by Brookfield Finance I (UK) plc (the “UK Issuer perpetual notes”)) and will be subordinated to all present and future Company Senior Indebtedness (including the Company’s guarantee of the existing BFI senior notes).

For more information, see “Description of the Notes”.

The Offering

The following is a brief summary of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying base shelf prospectus.

Issuer:	Brookfield Finance Inc. (“BFI”)

Guarantor:	Brookfield Corporation

Guarantee:

The Notes will be fully and unconditionally guaranteed, on a subordinated basis, as to payment of principal, premium (if any) and interest and certain other amounts by the Company and such guarantee will rank equally with the Company’s other unsecured, subordinated obligations (including the Company’s guarantee of the existing BFI subordinated notes and the UK Issuer perpetual notes) and will be subordinated to all present and future Company Senior Indebtedness (see definition in “Description of the Notes — Rank and Subordination”), including the Company’s guarantee of the existing BFI senior notes. See “Description of the Notes — Rank and Subordination”.

As of September 30, 2024, the Company Senior Indebtedness totaled approximately US$12.48 billion.

Security:	6.300% Fixed-to-Fixed Reset Rate Subordinated Notes due 2055.

Principal Amount of Notes:	US$700,000,000 aggregate principal amount.

Original Issue Date:	December 17, 2024.

Interest Rate:	The Notes will bear interest (i) from and including the Original Issue Date to but excluding January 15, 2035 (the “First Reset Date”) at an annual rate of 6.300% and thereafter (ii) from and including each Interest Reset Date with respect to each Interest Reset Period (as defined below) to but excluding, the next succeeding Interest Reset Date, the Maturity Date or date of redemption, as the case may be, at an annual rate equal to the Five-Year Treasury Rate as of the most recent Interest Reset Determination Date (as defined below), plus a spread of 2.076% to be reset on each Interest Reset Date; provided, that the interest rate during any Interest Reset Period will not reset below 6.300% (which equals the interest rate on the Notes on the Original Issue Date). See “Description of the Notes — Interest”.

Interest Reset Date:	The interest rate on the Notes will reset on the First Reset Date and each date falling every five years thereafter (each an “Interest Reset Date”).

Interest Reset Determination Date:	The interest rate with respect to each Interest Reset Period will be determined on the day falling two Business Days prior to the applicable Interest Reset Date (“Interest Reset Determination Date”).

Interest Payment Dates:	Interest will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2025 (each, an “Interest Payment Date”).

Maturity Date:	January 15, 2055.

Day Count Convention:	30 / 360.

Specified Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 in excess thereof.

CUSIP/ISIN:	11271L AN2 / US11271LAN29

Conflicts of Interest:	Brookfield Securities LLC, one of the underwriters of this offering, is an affiliate of BFI and, therefore, has a conflict of interest under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to Rule 5121, Brookfield Securities LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written approval of the customer. See “Underwriting (Conflicts of Interest)”.

Use of Proceeds:	The net proceeds from the offering will be US$693,000,000 determined after deducting the underwriting commission but before accounting for any additional expenses of the offering paid or payable by BFI.

We intend for the net proceeds of this offering to be used for general corporate purposes. See “Use of Proceeds”.

Further Issuance:	BFI may from time to time, without the consent of the holders of the Notes but with the consent of the Company, create and issue further notes having the same terms and conditions in all respects as the Notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the Notes being offered hereby; provided that if such additional notes are not fungible with the Notes offered hereby for U.S. federal income tax purposes, then such additional notes will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the Notes offered hereby. See “Description of the Notes — Further Issuance.”

Interest Deferral Right:	So long as no event of default has occurred and is continuing, BFI may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years. During any Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period in accordance with the terms of the Notes). In addition, during any Deferral Period, interest on the deferred interest (“compound interest”) will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period in accordance with the terms of the Notes), compounded semi-annually, to the extent permitted by applicable law. There is no limit on the number of Deferral Periods (as defined below) that may occur. Any such deferral will not constitute an event of default or any other breach under the Indenture (as defined under “Description of the Notes”) and the Notes. Deferred interest will accrue until paid (including, to the extent permitted by law, any compound interest). A Deferral Period terminates on any Interest Payment Date on which BFI pays all accrued and unpaid interest (including, to the extent permitted by law, any compound interest) on such date. No Deferral Period may extend beyond the Maturity Date (as defined below). See “Description of the Notes — Interest.”

Dividend Stopper Undertaking:

Unless BFI has paid all accrued and payable interest on the Notes, subject to certain exceptions, the Company will not (i) declare any dividends on the Dividend Restricted Shares (as defined in “Description of the Notes — Dividend Stopper Undertaking”) or pay any interest on any Parity Indebtedness (as defined in “Description of the Notes — Dividend Stopper Undertaking”), (ii) redeem, purchase or otherwise retire Dividend Restricted Shares or Parity Indebtedness, or (iii) make any payment to holders of any of the Dividend Restricted Shares or any Parity Indebtedness in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Indebtedness, respectively (the “Dividend Stopper Undertaking”).

It is in the interest of BFI and the Company to ensure that BFI timely pays interest on the Notes so as to avoid triggering the Dividend Stopper Undertaking. See “Description of the Notes — Dividend Stopper Undertaking” and “Risk Factors.”

Automatic Exchange:

The Notes, including accrued and unpaid interest thereon, will be exchanged automatically (the “Automatic Exchange”), without the consent or action of the holders thereof, into the Exchange Preference Shares upon the occurrence of: (i) the making by BFI and/or the Company of a general assignment for the benefit of their creditors or a proposal (or the filing of a notice of their intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by BFI and/or the Company seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where BFI and/or the Company are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for BFI and/or the Company or any substantial part of their property and assets in circumstances where BFI and/or the Company are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over BFI and/or the Company or for any substantial part of their property and assets by a court of competent jurisdiction in circumstances where BFI and/or the Company are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against BFI and/or the Company seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where BFI and/or the Company are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for BFI and/or the Company or any substantial part of their property and assets in circumstances where BFI and/or the Company are adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within 60 days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against BFI and/or the Company or the appointment of a receiver, interim receiver, trustee, or other similar official for them or for any substantial part of their property and assets) (each, an “Automatic Exchange Event”).

The Automatic Exchange shall occur upon an Automatic Exchange Event (the “Exchange Time”). As of the Exchange Time, noteholders will have the right to receive one Exchange Preference Share for each US$1,000 principal amount of Notes previously held together with the number of Exchange Preference Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes, by US$1,000. Such right will be automatically exercised, and the Notes shall be automatically exchanged, without the consent or action of the holders of the Notes, into a newly issued series of fully-paid Exchange Preference Shares. At such time, all outstanding Notes shall be deemed to be immediately and automatically surrendered without need for further action by noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such holder as a debtholder of BFI or as a beneficiary of the subordinated guarantee of the Company shall automatically cease.

Upon an Automatic Exchange of the Notes, the Company reserves the right not to issue some or all of the Exchange Preference Shares to any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside of the United States or Canada to the extent that: (i) the issuance or delivery by the Company to such person, upon an Automatic Exchange of Exchange Preference Shares, would require the Company to take any action to comply with securities or analogous laws of such jurisdiction; or (ii) withholding tax would be applicable in connection with the delivery to such person of Exchange Preference Shares upon an Automatic Exchange (“Ineligible Persons”). In such circumstances, the Company will hold all Exchange Preference Shares that would otherwise be delivered to Ineligible Persons, as agent for Ineligible Persons, and will attempt to facilitate the sale of such shares through a registered broker or dealer retained by the Company for the purpose of effecting the sale (to parties other than the Company, its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons of such Exchange Preference Shares.

Redemption Right:	BFI may, at its option, redeem the Notes before their maturity, in whole or in part from time to time, (i) on any day in the period commencing on and including the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any Interest Payment Date, at a redemption price in cash equal to 100% of the principal amount of the Notes being redeemed, plus any accrued and unpaid interest on the principal amount of Notes to be redeemed to, but excluding, the date of redemption. See “Description of the Notes — Redemption Right.”

Redemption on Tax Event or Rating Event:

At any time, after the occurrence of a Tax Event (see definition in “Description of the Notes — Redemption on Tax Event or Rating Event”), BFI may, at its option, redeem the Notes (in whole but not in part) at a redemption price in cash equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. See “Description of the Notes — Redemption on Tax Event or Rating Event.”

At any time, within 120 days following the occurrence of a Rating Event (see definition in “Description of the Notes — Redemption on Tax Event or Rating Event”), BFI may, at its option, redeem the Notes (in whole but not in part) at a redemption price in cash equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. See “Description of the Notes — Redemption on Tax Event or Rating Event.”

Purchase for Cancellation:	The Notes may be purchased, in whole or in part, by BFI in the open market or by tender or private contract. Notes purchased by BFI shall be cancelled and shall not be reissued. The purchase price payable by BFI will be paid in cash.

Additional Covenants:	In addition to the Dividend Stopper Undertaking, the Company will covenant for the benefit of the holders of the Notes that (i) it will not create or issue any Company Preference Shares which, in the event of insolvency, liquidation, dissolution or winding up of the Company, would rank in right of payment in priority to the Exchange Preference Shares and (ii) BFI shall at all times remain a subsidiary of the Company.

Rank and Subordination:

The Notes will be direct unsecured subordinated obligations of BFI. The payment of principal and interest on the Notes will rank senior to all obligations of BFI in respect of its own equity and in respect of equity (including preferred equity) that has been issued by the Company (including pursuant to any guarantee by BFI of the equity obligations of any such other person), but will be contractually subordinated in right of payment to the prior payment in full of all present and future BFI Senior Indebtedness (see definition in “Description of the Notes — Rank and Subordination”), will contractually rank pari passu with the existing BFI subordinated notes and will be structurally subordinated to all indebtedness and obligations of BFI’s subsidiaries.

The Notes will be fully and unconditionally guaranteed, on a subordinated basis, as to payment of principal, premium (if any) and interest and certain other amounts by the Company and such guarantee will rank equally with the Company’s other unsecured, subordinated obligations (including the Company’s guarantee of the existing BFI subordinated notes and the UK Issuer perpetual notes), will be contractually subordinated in right of payment to all present and future Company Senior Indebtedness (including the Company’s guarantee of the existing BFI senior notes) and will be structurally subordinated to all indebtedness and other obligations of any subsidiaries of the Company, other than subordinated debt of BFI and other subsidiaries that is guaranteed by the Company.

As of September 30, 2024, the BFI Senior Indebtedness totaled approximately US$9.15 billion and the Company Senior Indebtedness totaled approximately US$12.48 billion. In addition, US$400 million aggregate principal amount of existing BFI subordinated notes were outstanding, all of which rank equally with the Notes, and US$230 million aggregate principal amount of UK Issuer perpetual notes were outstanding, which rank equally with the Company’s guarantee of the Notes.

Payment of Additional Amounts:	All payments made by BFI or the Company with respect to the Notes will be made free and clear of and without withholding or deduction for, or on account of, any present or future Taxes (as defined in “Description of the Notes — Payment of Additional Amounts”), unless BFI or the Company (as applicable) is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If BFI or the Company is so required to withhold or deduct Taxes, BFI or the Company (as applicable) will pay such Additional Amounts (as defined in “Description of the Notes — Payment of Additional Amounts”) as may be necessary so that the net amount received (including Additional Amounts) by each holder of the Notes (including, as applicable, the beneficial owners in respect of any such holder) after such withholding or deduction will not be less than the amount the holder of the Notes (including, as applicable, the beneficial owners in respect of any such holder) would have received if such Taxes had not been withheld or deducted, subject to certain exceptions. See “Description of the Notes — Payment of Additional Amounts.”

Book-Entry Only Form:	The underwriters expect to deliver the Notes on or about December 17, 2024 in book-entry form through The Depository Trust Company (the “Clearing Agency”) and its direct and indirect participants (each, a “Participant”), and Clearstream Banking S.A. and Euroclear Bank S.A./N.V. Accordingly, physical certificates representing the Notes will not be available except in the limited circumstances described under “Description of the Notes — Book-Entry Only Form.”

Exchange Preference Shares:	Holders of the Exchange Preference Shares will be entitled to receive cumulative preferential cash dividends, if, as and when declared by the Board of Directors of the Company (the “Board of Directors”), subject to the solvency test set out in the Business Corporations Act (Ontario) or any other applicable law at the same rate as would have accrued on the Notes (had the Notes remained outstanding) as described under “Description of the Notes — Interest,” payable on each semi-annual dividend payment date, subject to any applicable withholding tax. See “Description of the Exchange Preference Shares.”

Listing:	The Notes constitute a new issue of securities with no established trading market.

Risk Factors:	An investment in the Notes is subject to certain risks. Furthermore, an investment in the Notes could be replaced in certain circumstances, without the consent of the holder, by Exchange Preference Shares. Prospective purchasers should therefore carefully consider the disclosure with respect to BFI, the Company and the Exchange Preference Shares included and incorporated by reference in this prospectus supplement. See “Risk Factors.”

Governing Law:	New York

RISK FACTORS

An investment in the notes is subject to a number of risks. Before deciding whether to invest in the notes, investors should consider carefully the risks set forth below, in the accompanying base shelf prospectus and in the information incorporated by reference in this Prospectus. Specific reference is made to the section entitled “Part 6 — Business Environment and Risks” in the MD&A and the section entitled “Business Environment and Risks” in the AIF, each of which are incorporated by reference in this prospectus supplement.

Risks Relating to the Notes

The Notes and the Company’s guarantee thereof are subordinated in right of payment to all of BFI’s and the Company’s current and future senior indebtedness, respectively, and structurally subordinated to the indebtedness of BFI’s and the Company’s subsidiaries, respectively, other than as described below.

The Notes will not be secured by any assets of the Company or BFI, and BFI’s obligations under the Notes (and the Company’s obligations under its guarantee of the Notes) are subordinated in right of payment to all of BFI’s and the Company’s respective current and future senior indebtedness (including without limitation, the existing BFI senior notes, the Company’s guarantees thereof and other existing indebtedness of the Company), other than non-recourse obligations or any other obligations specifically designated as being subordinate in right of payment to such senior indebtedness. Due to these subordination provisions, in the event of BFI’s (or the Company’s) insolvency, funds that BFI (or the Company) would otherwise use to make payments under the Notes (or under the Company’s guarantee thereof) will be used to pay the holders of the indebtedness ranking senior in right of payment to the Notes (or under the Company’s guarantee thereof) to the extent necessary to pay such senior indebtedness in full. As a result of those payments, the holders of such senior indebtedness may recover more, ratably, than holders of the Notes. In addition, the holders of such senior indebtedness may under certain circumstances restrict or prohibit BFI (or the Company) from making payments on the Notes (or under the Company’s guarantee thereof). Furthermore, the Notes will rank equally with the existing BFI subordinated notes and the Company’s guarantee of the Notes will rank equally with its guarantees of the existing BFI subordinated notes and the UK Issuer perpetual notes.

In addition to the contractual subordination described above, the payment of principal and interest under the Notes will be structurally subordinated to all indebtedness and obligations of BFI’s subsidiaries, and the Company’s guarantee of the Notes will be structurally subordinated to all indebtedness and other obligations of the Company’s subsidiaries, other than subordinated debt of BFI and other subsidiaries that is guaranteed by the Company. Further, none of the Company’s subsidiaries has guaranteed or otherwise become obligated with respect to the Notes, other than BFI. Accordingly, the Company’s right to receive assets from any of its subsidiaries upon such subsidiary’s bankruptcy, liquidation or reorganization and the right of holders of the Notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors.

As of September 30, 2024, the Company Senior Indebtedness totaled approximately US$12.48 billion and ranks senior in right of payment to the Company’s guarantee of the Notes. As of September 30, 2024, the BFI Senior Indebtedness totaled approximately US$9.15 billion, all of which ranks senior to the Notes. In addition, US$400 million aggregate principal amount of existing BFI subordinated notes were outstanding, all of which ranks equally with the Notes, and US$230 million aggregate principal amount of UK Issuer perpetual notes were outstanding, which rank equally with the Company’s guarantee of the Notes. The Indenture for the Notes also does not restrict the Company’s or BFI’s ability to incur additional indebtedness, including secured indebtedness generally, which would have a prior claim on the assets securing that indebtedness. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the Company or BFI, their respective assets that serve as collateral for any secured indebtedness would be made available to satisfy their respective obligations to secured creditors before any payments are made on the Notes or the subordinated guarantees of the Company thereof.

Furthermore, in the event of an insolvency or liquidation of the Company or BFI, the claims of creditors of the Company or BFI, as applicable, would be entitled to a priority payment over the claims of holders of equity interests of the Company or BFI, as applicable, such as the Exchange Preference Shares. See “Risk Factors — Risks Relating to the Notes — Noteholders will only have rights as an equity holder in the event of insolvency” and “Risk Factors — Risks Relating to the Exchange Preference Shares — The Exchange Preference Shares will be treated as equity in the event of an insolvency or winding-up of the Company.”

BFI relies on the Company’s guarantee of the Notes.

BFI may not have assets, property or operations other than the debt securities it issues (including the existing BFI notes and the Notes offered hereby) and the investments it makes with the net proceeds from such issuances of debt securities or future issuances of debt securities, including the Notes offered hereby. BFI is not and will not be restricted in its ability to make investments or incur debt. The holders of the Notes are relying principally on the full and unconditional, subordinate guarantee of the Notes provided by the Company and the financial position and creditworthiness of the Company in order to receive the repayment of the interest and other amounts owing under and in respect of the Notes. The financial position and creditworthiness of the Company is subject to the risks noted in this Prospectus and in the documents incorporated by reference into this Prospectus.

The Company relies on its subsidiaries to conduct a significant amount of its operations.

The Company conducts a significant amount of its operations through subsidiaries. The Notes are structurally subordinated to all existing and future liabilities of BFI’s subsidiaries, and the Company’s guarantee of the Notes is structurally subordinated to all existing and future liabilities of the Company’s subsidiaries (other than the subordinated debt of BFI and other subsidiaries that is guaranteed by the Company), including the Company’s operating companies. The Indenture does not restrict the ability of the Company’s subsidiaries (including BFI) to incur additional indebtedness. As the Company conducts a significant amount of its operations through subsidiaries, the Company’s ability to pay the indebtedness owing by it under or in respect of the guarantee of the Notes is dependent on dividends and other distributions it receives from subsidiaries and major investments. Certain of the instruments governing the indebtedness of the companies in which the Company has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances.

BFI and the Company can incur additional indebtedness.

The Indenture does not contain any provision limiting BFI’s or the Company’s ability to incur indebtedness generally. Any such indebtedness could rank senior or equal in priority to the Notes or the Company’s guarantee thereof.

BFI may redeem the Notes under certain circumstances, which may adversely affect your return on the Notes.

The Notes may be redeemed by BFI at its option (i) at any time following the occurrence of a Tax Event, in whole but not in part, out of funds legally available for such redemption, at a redemption price in cash equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption, (ii) at any time within 120 days following the occurrence of a Rating Event, in whole but not in part, out of funds legally available for such redemption, at a redemption price in cash equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption, (iii) on any day in the period commencing on and including the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date and (iv) after the First Reset Date, on any Interest Payment Date, at a redemption price in cash equal to 100% of the principal amount of the Notes being redeemed, plus any accrued and unpaid interest on the principal amount of Notes to be redeemed to, but excluding, the date fixed for redemption. If prevailing interest rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the Notes being redeemed. BFI’s redemption right also may adversely impact a purchaser’s ability to sell Notes as the optional redemption date or period approaches and/or may adversely impact the price at which Notes can be sold.

Any decision BFI may make at any time to redeem the Notes will depend upon, among other things, its evaluation of its capital position, the terms and circumstances of any Rating Event or Tax Event, as applicable, and general market conditions at that time. The instruments governing our outstanding indebtedness also may limit BFI’s ability to redeem the Notes. As a result, the holders of the Notes may be required to bear the financial risks of an investment in the Notes for an indefinite period of time.

BFI may defer interest payments on the Notes at its sole option.

So long as no Event of Default has occurred and is continuing, BFI may elect, at its sole option, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years as described under “Description of the Notes — Deferral Right”, with deferred interest accruing until paid. There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an Event of Default or any other breach under the Notes or the Indenture. While the deferral of interest payments continues, BFI and the Company may make payments on any BFI Senior Indebtedness and Company Senior Indebtedness, respectively. In addition, the terms of any BFI Senior Indebtedness and/or Company Senior Indebtedness may operate to restrict BFI’s ability to pay interest on the Notes or the Company’s ability to make payments on its guarantee of the Notes.

To the extent a secondary market develops for the Notes, any deferral of payments of interest on the Notes is likely to have an adverse effect on the market price of the Notes. As a result of BFI’s deferral right, or if investors perceive that there is a likelihood that BFI will exercise its deferral right, the market for the Notes may become less active or be discontinued during such a deferral period, and the market price of the Notes may be more volatile than the market prices of other securities in respect of which accrued interest or distributions may not be deferred and the market price of the Notes may be more sensitive generally to adverse changes in the financial condition of BFI or the Company. If BFI does decide to defer interest payments on the Notes and you sell your Notes during the period of that deferral, you may not receive the same return on your investment as a holder that continues to hold its Notes until BFI pays the deferred interest at the end of the applicable deferral period. For more information, please see “Description of the Notes — Deferral Right.”

Noteholders will only have rights as an equity holder in the event of insolvency.

In the event of the occurrence of the Automatic Exchange, with the result that the holder of Notes receives Exchange Preference Shares on exchange of such Notes, the only claim or entitlement of such holder will be in its capacity as a preferred shareholder of the Company. See “Description of the Notes — Automatic Exchange” and “ — Risks Relating to the Exchange Preference Shares — The Exchange Preference Shares will be treated as equity in the event of an insolvency or winding-up of the Company.”

Credit ratings applied to the Notes and the Exchange Preference Shares may affect the market price or value and the liquidity of the Notes and Exchange Preference Shares.

The credit ratings applied to the Notes and the Exchange Preference Shares issuable on exchange of the Notes are an assessment by the rating agencies of the Company’s and BFI’s ability to pay their obligations. The credit ratings are based on certain assumptions about the future performance and capital structure of BFI and the Company that may or may not reflect the actual performance or capital structure of BFI and the Company, respectively. Changes in credit ratings of the Notes and the Exchange Preference Shares issuable on exchange of the Notes may affect the market price or value and the liquidity of the Notes and Exchange Preference Shares. There is no assurance that any credit rating assigned to the Notes or the Exchange Preference Shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

There is no assurance that an active trading market will develop in the Notes.

The Notes will be a new issue of securities with no established trading market. There can be no assurance that an active trading market will develop or be sustained or that the Notes may be resold at or above the initial public offering price. The ability of a holder to pledge Notes or otherwise take action with respect to such holder’s interest in Notes (other than through The Depository Trust Company and its direct and indirect participants or Clearstream Banking S.A. and Euroclear Bank S.A./N.V.) may be limited due to the lack of a physical certificate.

Prevailing market interest rates may adversely affect the value of the Notes.

The market price or value of the Notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline. We have no control over a number of factors, including economic, financial and political events, that impact market fluctuations in interest rates, which have in the past and may in the future experience volatility.

While it is not possible for the interest rate on the Notes to decrease below the interest rate on the Original Issue Date, the interest rate on the Notes may fluctuate over time.

The interest rate on the Notes from their Original Issue Date to the First Reset Date will be 6.300% per annum. Beginning on the First Reset Date, the interest rate on the Notes for each Interest Reset Period will equal the Five-Year Treasury Rate as of the most recent Interest Reset Determination Date plus a spread of 2.076%, to be reset on each Interest Reset Date; provided, that the interest rate during any Interest Reset Period will not reset below 6.300%. Accordingly, while it is not possible for the interest rate on the Notes to decrease below the interest rate on the Original Issue Date, the interest rate for a given Interest Reset Period subsequent to the initial Interest Reset Period may decrease as compared to the interest rate for the prior Interest Reset Period. We have no control over the factors that may affect U.S. Treasury rates, including geopolitical, economic, financial, political, regulatory, judicial or other conditions or events.

The historical Five-Year Treasury Rates are not an indication of future Five-Year Treasury Rates.

As noted above, the annual interest rate on the Notes for each Interest Reset Period will be set by reference to the Five-Year Treasury Rate as of the most recent Interest Reset Determination Date; provided, that the interest rate during any Interest Reset Period will not reset below 6.300% (which equals the interest rate on the Notes on the Original Issue Date). In the past, U.S. Treasury rates have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of U.S. Treasury rates are not necessarily indicative of future levels. Any historical upward or downward trend in U.S. Treasury rates is not an indication that U.S. Treasury rates are more or less likely to increase or decrease at any time in the future and you should not take historical U.S. Treasury rates as an indication of future U.S. Treasury rates.

The Notes are subject to foreign currency risks.

The Notes are denominated in United States dollars. Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in the Notes. The Notes may not be an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

The Notes will have limited events of default.

Under the terms of the Indenture, the events of default in relation to the Notes will be limited to the events of default set forth in the section entitled “Description of the Notes — Events of Default” below. The events of default under the Notes are more limited than those typically available to our unsubordinated creditors. An event of default under the Notes occurs only if BFI defaults (i) on the payment of principal or premium or Additional Amounts (as defined below), if any, when due and payable, or (ii) on the payment of interest (including Additional Amounts) when due and payable and such default continues for 30 days. For further detail regarding the remedies available to the Trustee and the noteholders, see “Description of the Notes — Events of Default”.

The tax treatment of the Notes for U.S. federal income tax purposes is uncertain.

The treatment of the Notes for U.S. federal income tax purposes is uncertain. The determination of whether an instrument is properly treated as indebtedness or equity for U.S. federal income tax purposes is based on all the relevant facts and circumstances at the time the instrument is issued. There is no direct legal authority as to the proper U.S. federal income tax treatment of an instrument with terms that are substantially identical to the terms of the Notes. In the absence of authority directly addressing the proper treatment of instruments such as the Notes, we intend to treat the Notes as indebtedness for U.S. federal income tax purposes, and the terms of the Notes require each holder of a Note to treat the Note as indebtedness for U.S. federal income tax purposes. However, we will not request any ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the treatment of the Notes for U.S. federal income tax purposes, and the IRS or a court may conclude that the Notes should be treated as equity for U.S. federal income tax purposes.

If, for U.S. federal income tax purposes, the Notes were treated as equity of BFI, and BFI were a passive foreign investment company (“PFIC”) for any taxable year during which a U.S. investor held the Notes, then the U.S. investor could be subject to adverse tax consequences, including increased tax liability on certain gains and payments on the Notes and a requirement to file annual reports with the IRS. BFI has made no determination as to whether it is likely to be a PFIC for any taxable year. The determination of whether a non-U.S. corporation such as BFI is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and depends on the composition of the corporation’s income and assets from time to time and the nature of its activities. PFIC classification is factual in nature, and it generally cannot be determined until the close of the taxable year in question. Consequently, there can be no assurance as to the PFIC status of BFI for the current or any future taxable year.

Prospective investors should consult their tax advisers as to the proper characterization of the Notes for U.S. federal income tax purposes, as well as the tax consequences of any alternative characterization. See “Certain United States Federal Income Tax Considerations.”

The deferral of interest payments on the Notes may result in adverse U.S. federal income tax consequences to U.S. investors

If BFI defers interest payments on the Notes for one or more optional Deferral Periods, the Notes would be treated as issued with original issue discount (“OID”) at the time of deferral, and all stated interest due after such deferral would be treated as OID for U.S. federal income tax purposes. Consequently, a U.S. investor would be required to include interest income as it accrues using a constant yield method, regardless of the investor’s method of accounting, and before the investor receives any payment attributable to such income. The calculation of the amount of such accruals may be complex, and therefore U.S. investors should consult their tax advisers regarding the tax consequences if the Notes are treated as issued (or deemed reissued) with OID. See “Certain United States Federal Income Tax Considerations.”

Under Treasury Regulations applicable to variable rate debt instruments, the Notes may be treated as issued with OID for U.S. federal income tax purposes.

It is possible that the Treasury Regulations applicable to variable rate debt instruments could result in the treatment of the Notes as issued with OID for U.S. federal income tax purposes. Under such Treasury Regulations, to determine the amount of OID, if any, in respect of the Notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is a hypothetical instrument that has terms that are identical to those of the Notes, except that it provides for fixed rate substitutes in lieu of the actual rates on the Notes. The amount of OID, if any, is then determined by applying the general OID rules to the equivalent fixed rate debt instrument and, if it is determined that there is any OID, such OID is to be accounted for as if the equivalent fixed rate debt instrument were held (subject to certain adjustments). A U.S. investor generally is required to include OID in gross income as it accrues, regardless of the investor’s method of accounting and irrespective of when the investor receives any payment attributable to such income. U.S. investors should consult their tax advisers regarding the tax consequences of the Notes being issued with OID. We will determine whether we believe the Notes are issued with OID under these rules, but there can be no assurance that the IRS will agree with our determination. See “Certain United States Federal Income Tax Considerations.”

Risks Relating to the Exchange Preference Shares

The right of holders of Exchange Preference Shares to receive dividends is subject to the discretion of the Company’s Board of Directors.

Holders of Exchange Preference Shares do not have a right to dividends on such shares unless declared by the Board of Directors. The declaration of dividends is in the discretion of the Board of Directors even if the Company has sufficient funds, net of its liabilities, to pay such dividends. The Company may not declare or pay a dividend if there are reasonable grounds for believing that (i) the Company is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities and stated capital of its outstanding shares. Liabilities of the Company will include those arising in the course of its business, indebtedness, including inter-company debt, and amounts, if any, that are owing by the Company under guarantees in respect of which a demand for payment has been made. In addition, a dividend (including a deemed dividend) received on Exchange Preference Shares may be subject to Canadian non-resident withholding tax and, if any such dividends are so subject, no Additional Amounts will be payable to holders of Exchange Preference Shares in respect of such withholding tax. See “Certain Canadian Federal Income Tax Considerations — Non-Resident Holders — Holding and Disposing of Exchange Preference Shares — Dividends.”

The Exchange Preference Shares will be treated as equity in the event of an insolvency or winding-up of the Company.

The Exchange Preference Shares do not constitute indebtedness and are equity capital of the Company which rank junior to all indebtedness and other non-equity claims and equally with the other outstanding series of the Company’s Class A Preference Shares in the event of an insolvency or winding-up of the Company. If the Company becomes insolvent or is wound up, the Company’s assets must be used to pay liabilities and other debt before payments may be made on the Exchange Preference Shares and other preference shares of the Company, if any.

The Exchange Preference Shares do not have a fixed maturity date.

The Exchange Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders of the Exchange Preference Shares. The ability of a holder to liquidate its holdings of Exchange Preference Shares may be limited.

The Company may choose to redeem the Exchange Preference Shares from time to time.

The Company may choose to redeem the Exchange Preference Shares from time to time, in accordance with its rights described under “Description of the Exchange Preference Shares — Redemption of the Exchange Preference Shares,” including when prevailing interest rates are lower than the yield borne by the Exchange Preference Shares. In addition, if prevailing interest rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective yield as high as the yield on the Exchange Preference Shares being redeemed. The Company’s redemption right also may adversely impact a purchaser’s ability to sell the Exchange Preference Shares as the optional redemption date or period approaches. The amount payable upon redemption may be subject to withholding tax.

Holders of Exchange Preference Shares will have limited voting rights.

Holders of Exchange Preference Shares will not have any voting rights except in the event of the non-payment of four semi-annual dividends, subject to certain constraints, as described under “Description of the Exchange Preference Shares — Voting Rights,” or otherwise required by law.

There is currently no market for the Exchange Preference Shares.

There is currently no market through which the Exchange Preference Shares may be sold and purchasers of Notes that are subsequently exchanged into Exchange Preference Shares may not be able to resell the Exchange Preference Shares. There can be no assurance that an active trading market will develop for the Exchange Preference Shares following the issuance of any of those shares, or if developed, that such a market will be liquid or sustained at the issue price of such shares. The Company is under no obligation to list the Exchange Preference Shares on any stock exchange or other market. The ability of a holder to pledge Exchange Preference Shares or otherwise take action with respect to such holder’s interest therein (other than through a Participant) may be limited due to the lack of a physical certificate. The public offering price for the Notes and the principal amount of Notes to be issued have been determined by negotiations among the Company and the Underwriters. The price paid for each Note may bear no relationship to the price at which the Exchange Preference Shares issuable on exchange of the Notes may trade subsequent to this offering.

The market value of the Exchange Preference Shares may fluctuate.

The market value of the Exchange Preference Shares may fluctuate due to a variety of factors relative to the Company’s business, including announcements of new developments, fluctuations in the Company’s operating results, sales of the Company’s Class A Preference Shares, failure to meet analysts’ expectations, the impact of various tax laws or rates and general market conditions or the worldwide economy. There can be no assurance that the market value of the Exchange Preference Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance. Prevailing yields on similar securities will affect the market value of the Exchange Preference Shares. Assuming all other factors remain unchanged, the market value of the Exchange Preference Shares would be expected to decline as prevailing yields for similar securities rise and would be expected to increase as prevailing yields for similar securities decline. Spreads over comparable benchmark rates of interest for similar securities will also affect the market value of the Exchange Preference Shares in an analogous manner. In addition, the market value of the Exchange Preference Shares will be significantly adversely affected in the event that dividends are not paid on such shares. See “Risks Relating to the Exchange Preference Shares — The right of holders of Exchange Preference Shares to receive dividends is subject to the discretion of the Company’s board of directors.”

USE OF PROCEEDS

The net proceeds from this offering, after deducting the underwriters’ fees and the estimated expenses of the offering of approximately US$750,000, will be US$692,250,000. The net proceeds from the sale of the Notes will be used for general corporate purposes.

EARNINGS COVERAGE RATIOS OF THE COMPANY

The Company’s borrowing cost requirements for the 12-month periods ended December 31, 2023 and September 30, 2024 amounted to US$3,690 million and US$3,315 million, respectively, after giving effect to (i) the issuance of the Notes, (ii) the issuance by BFI of US$750 million principal amount of 5.968% notes due March 4, 2054 (the “2054 notes”), (iii) the re-opening issuance by BFI of US$200 million principal amount of 5.968% notes due March 4, 2054 (the “additional 2054 notes”), (iv) the issuance by BFI of US$450 million principal amount of 5.675% notes due January 15, 2035 (the “2035 notes”), (v) the issuance by BFI of US$700 million principal amount of 6.350% senior unsecured notes due January 5, 2034 (the “2034 notes”), (vi) the repayment of US$700 million principal amount of existing indebtedness in December 2023, (vii) the redemption of US$550 million of the outstanding US$750 million principal amount of 4.000% senior unsecured notes due April 1, 2024 of BFI and Brookfield Finance LLC on July 14, 2023, (viii) the issuance by Brookfield Capital Finance LLC of US$550 million principal amount of 6.087% senior unsecured notes due June 14, 2033, as if each such event had occurred on January 1, 2023 (collectively, the “Adjustments”). Net income attributable to shareholders before borrowing costs and income taxes for the 12-month periods ended December 31, 2023 and September 30, 2024 was US$4,806 million and US$4,210 million, respectively, which is approximately 1.3 times and 1.3 times the Company’s borrowing cost requirements for the respective periods, after giving effect to the Adjustments.

The earnings coverage ratios set forth above were calculated based on financial information prepared in accordance with IFRS Accounting Standards.

CONSOLIDATED CAPITALIZATION OF THE COMPANY

The following table sets forth the consolidated capitalization of the Company (i) as at September 30, 2024 and (ii) as at September 30, 2024 as adjusted to give effect to the issuance of the Notes hereunder, without giving effect to the anticipated application of the net proceeds thereof. For further disclosures in respect of consolidated capitalization, please see the Interim Financial Statements and the Interim MD&A, each of which are incorporated by reference in this Prospectus.

	As at September 30, 2024
	Actual	As adjusted(1)

	(US$ amounts in millions)
Corporate borrowings	$14,898	$15,590
Non-recourse borrowings
Subsidiary borrowings	17,847	17,847
Property-specific borrowings	214,348	214,348
Accounts payable and other	58,558	58,558
Deferred income tax liabilities	24,866	24,866
Subsidiary equity obligations	5,212	5,212
Liabilities associated with assets classified as held for sale	2,516	2,516
Equity
Non-controlling interests	123,428	123,428
Preferred equity	4,103	4,103
Common equity	42,368	42,368
Total capitalization	$508,144	$508,836

(1) Canadian dollar adjustments have been converted into U.S. dollars at an exchange rate of Cdn$1.00 = US$0.7408.

DESCRIPTION OF THE NOTES

The following description of the particular terms and provisions of the Notes supplements and, to the extent inconsistent therewith, replaces, the description of the Debt Securities set forth in the accompanying base shelf prospectus under “Description of Debt Securities”, to which reference is hereby made. Other capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the accompanying base shelf prospectus or in the Indenture (as defined herein).

BFI will issue US$700,000,000 aggregate principal amount of 6.300% Fixed-to-Fixed Reset Rate Subordinated Notes due 2055 under the indenture dated as of October 16, 2020 (the “Base Indenture”), by and among BFI, the Company, as guarantor, and Computershare Trust Company of Canada, as trustee (the “Trustee”), as supplemented by a second supplemental indenture, to be dated as of the Original Issue Date (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among BFI, the Company and the Trustee. Computershare Trust Company, N.A. will initially act as Paying Agent for the Notes.

The following is a summary of the material rights, privileges, restrictions, obligations and conditions attaching to the Notes and certain provisions of the Indenture and is intended to supplement, and to the extent inconsistent, to replace, the more general terms and provisions of the debt securities described in the accompanying Base Shelf Prospectus, to which we refer you. This summary is qualified in its entirety by the provisions of the Indenture and the Notes. You should read the Indenture and the Notes in their entirety. Copies of the Indenture and the Notes are available under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at the SEC’s website at www.sec.gov and may be obtained upon request to the Company at the address set forth under “Documents Incorporated by Reference.”

For information concerning the Exchange Preference Shares into which the Notes are, in certain circumstances, exchangeable as described under “— Automatic Exchange” below, see “Description of the Exchange Preference Shares.” Unless otherwise indicated, defined terms used in this section apply only to this “Description of the Notes” section and the “Description of the Exchange Preference Shares” section and not to any other sections of this prospectus supplement.

General

The Notes will be unsecured subordinated obligations of BFI and will initially be limited to US$700,000,000 aggregate principal amount, all of which will be issued under the Indenture and will constitute a new series of Securities (as defined in the accompanying base shelf prospectus) thereunder.

The Notes will be fully and unconditionally guaranteed, on a subordinated basis, by the Company.

Maturity

The Notes will mature on January 15, 2055 (the “Maturity Date”).

Interest

The Notes will bear interest (i) from and including December 17, 2024 (the “Original Issue Date”), to but excluding January 15, 2035 (the “First Reset Date”) at an annual rate of 6.300% and thereafter (ii) from and including each Interest Reset Date (as defined below) with respect to each Interest Reset Period (as defined below) to but excluding, the next succeeding Interest Reset Date, the Maturity Date or date of redemption, as the case may be, at an annual rate equal to the Five-Year Treasury Rate (as defined below) as of the most recent Interest Reset Determination Date (as defined below), plus a spread of 2.076% to be reset on each Interest Reset Date (as defined below); provided, that the interest rate during any Interest Reset Period will not reset below 6.300% (which equals the interest rate on the Notes on the Original Issue Date). Subject to our right to defer interest payments as described below, interest on the Notes will be payable semi-annually in arrears on January 15 and July 15 of each year (each, an “Interest Payment Date”) to the person in whose name such Note is registered at the close of business on each January 1 or July 1, as applicable, immediately preceding such Interest Payment Date (whether or not a Business Day), provided that interest payable on the Maturity Date or on a redemption date will be paid to the person to whom principal is payable. The initial Interest Payment Date is July 15, 2025.

Interest for each interest period from the Original Issue Date will be calculated on the basis of a 360-day year consisting of twelve 30-day months. For the purposes of disclosure under the Interest Act (Canada), and without affecting the interest payable on the Notes, whenever the interest rate on the Notes is to be calculated on the basis of a period of less than a calendar year, the yearly interest rate equivalent for such interest rate will be the interest rate multiplied by the actual number of days in the relevant calendar year and divided by 360. In the event that any Interest Payment Date, a redemption date, or the Maturity Date falls on a day that is not a Business Day, payment will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.

The Notes will be subject to the payment of Additional Amounts (as defined below) in the event of a Relevant Taxing Jurisdiction (as defined below) tax withholding. See “— Payment of Additional Amounts” below. Whenever in the Indenture or this Description of the Notes there is mentioned, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Certain Definitions

“Business Day” means a day other than (i) a Saturday or Sunday, or (ii) a day on which banks in New York, New York and where the corporate trust office of the Trustee is authorized or obligated by law or executive order to remain closed.

Unless all of the outstanding Notes have been redeemed as of the First Reset Date, BFI will appoint a calculation agent (the “Calculation Agent”) with respect to the Notes prior to the Interest Reset Determination Date (as defined below) preceding the First Reset Date. BFI or any of its affiliates may assume the duties of the Calculation Agent. The applicable interest rate for each Interest Reset Period will be determined by the Calculation Agent as of the applicable Interest Reset Determination Date. If BFI or one of its affiliates is not the Calculation Agent, the Calculation Agent will notify BFI of the interest rate for the relevant Interest Reset Period promptly upon such determination. BFI will notify the Trustee of such interest rate, promptly upon making or being notified of such determination. The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Interest Reset Period beginning on or after the First Reset Date will be conclusive and binding absent manifest error, will be made in the Calculation Agent’s sole discretion and, notwithstanding anything to the contrary in the documentation relating to the Notes, will become effective without consent from any other person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at our principal offices and will be made available to any holder of the Notes upon request.

“Five-Year Treasury Rate” means, as of any Interest Reset Determination Date, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the arithmetic mean of the yields to maturity for U.S. Treasury securities adjusted to constant maturity with a maturity of five years from the next Interest Reset Date and trading in the public securities markets, for the five consecutive Business Days immediately prior to the respective Interest Reset Determination Date as published (or, if fewer than five consecutive Business Days are so published on the applicable Interest Reset Determination Date, for such number of Business Days published) in the most recent H.15 (as defined below), or (ii) if there is no such published U.S. Treasury security with a maturity of five years from the next Interest Reset Date and trading in the public securities markets, then the rate will be determined by interpolation between the arithmetic mean of the yields to maturity for each of the two series of U.S. Treasury securities adjusted to constant maturity trading in the public securities markets, (A) one maturing as close as possible to, but earlier than, the Interest Reset Date following the next succeeding Interest Reset Determination Date, and (B) the other maturing as close as possible to, but later than, the Interest Reset Date following the next succeeding Interest Reset Determination Date, in each case for the five consecutive Business Days immediately prior to the respective Interest Reset Determination Date as published in the most recent H.15.

If the Five-Year Treasury Rate cannot be determined pursuant to the methods described in clause (i) or (ii) above, then the Five-Year Treasury Rate will be the same interest rate determined for the prior Interest Reset Determination Date or, if the Five-Year Treasury Rate cannot be so determined as of the Interest Reset Determination Date preceding the First Reset Date, then the interest rate applicable for the Interest Reset Period beginning on and including the First Reset Date will be deemed to be 6.300% per annum, which is the same interest rate as in effect from and including the Original Issue Date to, but excluding, the First Reset Date.

“H.15” means the statistical release designated as such, or any successor publication published by the Board of Governors of the Federal Reserve Board (or any successor thereto).

The “most recent H.15” means the H.15 published closest in time but prior to the close of business on the second Business Day prior to the applicable Interest Reset Determination Date.

“Interest Reset Date” means the First Reset Date and each date falling every five years thereafter.

“Interest Reset Determination Date” means, in respect of any Interest Reset Period, the day falling two Business Days prior to the applicable Interest Reset Date.

“Interest Reset Period” means the period from and including the First Reset Date to, but excluding, the next succeeding Interest Reset Date, the Maturity Date, or redemption date, as the case may be, and thereafter each period from and including each Interest Reset Date to, but not including, the next succeeding Interest Reset Date, the Maturity Date, the redemption date, as the case may be.

Further Issuance

The Notes will constitute a separate series of Securities (as defined in the Base Indenture) under the Indenture, initially limited to US$700,000,000 in aggregate principal amount. Under the Indenture BFI may, without the consent of the holders of the Notes, “reopen” the series of Securities of which the Notes are a part and issue additional notes of such series from time to time in the future. The Notes offered by this prospectus supplement and any additional notes of such series that we may issue in the future will constitute a single series of Securities under the Indenture; provided that if such additional notes are not fungible with the original Notes offered hereby for U.S. federal income tax purposes, then such additional notes will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the original Notes. This means that, in circumstances in which the Indenture provides for the holders of Securities of any series to vote or take any other action as a single class, the Notes offered hereby and any additional notes of such series of notes that we may issue by reopening such series will vote or take that action as a single class.

Specified Denominations

The Notes will be issued only in minimum denominations of US$1,000 and integral multiples of US$1,000 in excess thereof.

Deferral Right

So long as no Event of Default (as defined below) has occurred and is continuing, BFI may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”). During any Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period in accordance with the terms of the Notes). In addition, during any Deferral Period, compound interest (“compound interest”) will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period in accordance with the terms of the Notes), compounded semi-annually, to the extent permitted by applicable law. There is no limit on the number of Deferral Periods that may occur. Any such deferral will not constitute an Event of Default or any other breach under the Indenture and the Notes. Deferred interest will accrue until paid (including, to the extent permitted by law, any compound interest). A Deferral Period terminates on any Interest Payment Date on which BFI pays all accrued and unpaid interest (including, to the extent permitted by law, any compound interest) on such date. No Deferral Period may extend beyond the Maturity Date.

BFI will give the holders of the Notes written notice of its election to commence or continue a Deferral Period at least 10 and not more than 60 days before the next Interest Payment Date.

Dividend Stopper Undertaking

Unless BFI has paid all accrued and payable interest on the Notes, the Company will not:

(i)	declare any dividend on the Dividend Restricted Shares or pay any interest on any Parity Indebtedness (other than stock dividends on Dividend Restricted Shares);

(ii)	redeem, purchase or otherwise retire any Dividend Restricted Shares or Parity Indebtedness (except (a) with respect to Dividend Restricted Shares, out of the net cash proceeds of a substantially concurrent issue of Dividend Restricted Shares or (b) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Dividend Restricted Shares); or

(iii)	make any payment to holders of any of the Dividend Restricted Shares or any Parity Indebtedness in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Indebtedness, respectively (the “Dividend Stopper Undertaking”).

“Company Shares” means the Class A Limited Voting Shares of the Company and the Class B Limited Voting Shares of the Company, and any shares of the Company ranking pari passu or junior to the Class A Limited Voting Shares of the Company and the Class B Limited Voting Shares of the Company.

“Company Preference Shares” means the preference shares of the Company, including the Class A Preference Shares (including the Exchange Preference Shares) and the Class AA Preference Shares of the Company.

“Dividend Restricted Shares” means the Company Shares and Company Preference Shares.

“Parity Indebtedness” means any class or series of the Company’s indebtedness currently outstanding or hereafter created which ranks on a parity with the Company’s guarantee of the Notes (prior to any Automatic Exchange) as to distributions upon liquidation, dissolution or winding-up, including the Company’s guarantees of the existing BFI subordinated notes and the UK Issuer perpetual notes.

It is in the interest of BFI and the Company to ensure that BFI timely pays interest on the Notes so as to avoid triggering the Dividend Stopper Undertaking.

Automatic Exchange

The Notes, including accrued and unpaid interest thereon, will be exchanged automatically (the “Automatic Exchange”), without the consent or action of the holders thereof, into shares of a newly issued series of Class A Preference Shares of the Company, being Class A Preference Shares, Series 53 (the “Exchange Preference Shares”) upon the occurrence of: (i) the making by BFI and/or the Company of a general assignment for the benefit of their creditors or a proposal (or the filing of a notice of their intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by BFI and/or the Company seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where BFI and/or the Company are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for BFI and/or the Company or any substantial part of their property and assets in circumstances where BFI and/or the Company are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over BFI and/or the Company or for any substantial part of their property and assets by a court of competent jurisdiction in circumstances where BFI and/or the Company are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against BFI and/or the Company seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where BFI and/or the Company are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for BFI and/or the Company or any substantial part of their property and assets in circumstances where BFI and/or the Company are adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within 60 days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against BFI and/or the Company or the appointment of a receiver, interim receiver, trustee, or other similar official for them or for any substantial part of their property and assets) (each, an “Automatic Exchange Event”).

The Exchange Preference Shares will carry the right to receive cumulative preferential cash dividends, if, as and when declared by the Board of Directors, subject to the solvency test set out in the Business Corporations Act (Ontario) or any other applicable law, at the same rate as would have accrued on the Notes (had the Notes remained outstanding) as described under “ — Interest,” payable on each semi-annual dividend payment date, subject to any applicable withholding Tax. See “Description of the Exchange Preference Shares.”

The Automatic Exchange shall occur upon an Automatic Exchange Event (the “Exchange Time”). As of the Exchange Time, noteholders will have the right to receive one Exchange Preference Share for each US$1,000 principal amount of Notes previously held together with the number of Exchange Preference Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes, by US$1,000. Such right will be automatically exercised, and the Notes shall be automatically exchanged, without the consent or action of the holders of the Notes, into a newly-issued series of fully-paid Exchange Preference Shares. At such time, all outstanding Notes shall be deemed to be immediately and automatically surrendered without need for further action by noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such holder as a debtholder of BFI or as a beneficiary of the subordinated guarantee by the Company shall automatically cease. In connection with the Automatic Exchange, the Company shall not add to the legal stated capital of the Exchange Preference Shares issued on the Automatic Exchange an amount that is greater than the fair market value of the consideration it receives for the issuance of the Exchange Preference Shares.

Upon an Automatic Exchange of the Notes, the Company reserves the right not to issue some or all of the Exchange Preference Shares to Ineligible Persons. In such circumstances, the Company will hold all Exchange Preference Shares that would otherwise be delivered to Ineligible Persons, as agent for such Ineligible Persons, and will attempt to facilitate the sale of such shares through a registered broker or dealer retained by the Company for the purpose of effecting the sale (to parties other than the Company, its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons of such Exchange Preference Shares. Such sales, if any, may be made at any time and any price. The Company will not be subject to any liability for failing to sell Exchange Preference Shares on behalf of any such Ineligible Persons or at any particular price on any particular day. The net proceeds received by the Company from the sale of any such Exchange Preference Shares will be divided among the Ineligible Persons in proportion to the number of Exchange Preference Shares that would otherwise have been delivered to them, after deducting the costs of sale and any applicable Taxes or withholding on account of Taxes, if any. The Company will make payment of the aggregate net proceeds to The Depository Trust Company (the “Clearing Agency”) (if the Notes are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons in accordance with the applicable procedures of the Clearing Agency or otherwise.

“Ineligible Person” means any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside of the United States or Canada to the extent that: (i) the issuance or delivery by the Company to such person, upon an Automatic Exchange of Exchange Preference Shares, would require the Company to take any action to comply with securities or analogous laws of such jurisdiction; or (ii) withholding tax would be applicable in connection with the delivery to such person of Exchange Preference Shares upon an Automatic Exchange.

As a precondition to the delivery of any certificate or other evidence of issuance representing any Exchange Preference Shares or related rights following an Automatic Exchange, the Company may require a holder of Notes (and persons holding Notes represented by such holder of Notes) to deliver a declaration, in form and substance satisfactory to the Company, confirming compliance with any applicable regulatory requirements to establish that such holder of Notes is not, and does not represent, an Ineligible Person.

As the events that give rise to an Automatic Exchange are bankruptcy and related events, it is in the interest of BFI and the Company to ensure that an Automatic Exchange does not occur, although the events that could give rise to an Automatic Exchange may be beyond BFI’s and the Company’s control.

Redemption Right

BFI may, at its option, on giving not more than 60 nor less than 10 days’ notice to the holders of the Notes, redeem the Notes, in whole or in part from time to time, (i) on any day in the period commencing on and including the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any Interest Payment Date, at a redemption price in cash equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest on the principal amount of the Notes to be redeemed to, but excluding, the date fixed for redemption. Notice of redemption (which notice may be subject to the satisfaction of conditions precedent) shall be irrevocable, and on the redemption date, the Notes subject to redemption shall become due and payable at the redemption price, and from and after such date (unless BFI shall default in the payment of the redemption price and accrued interest) such Notes shall cease to bear interest. Notes that are redeemed shall be cancelled and shall not be reissued.

In the event that BFI redeems or purchases any of the Notes, BFI intends (without thereby assuming a legal obligation) to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by BFI from new issuances during the period commencing on the 365th or 366th calendar day, depending upon the actual number of days in the applicable year, prior to the date of such redemption or purchase of securities which are assigned by DBRS Limited (“DBRS”) at the time of sale or issuance, an aggregate equity credit that is equal to or greater than the equity credit assigned to the Notes to be redeemed or repurchased (but taking into account any changes in hybrid capital methodology or another relevant methodology or the interpretation thereof since the issuance of the Notes), unless the Notes are redeemed pursuant to a Rating Event (to the extent it is triggered by a change of methodology at DBRS) or a Tax Event.

Redemption on Tax Event or Rating Event

At any time, after the occurrence of a Tax Event, BFI may, at its option, on giving not more than 60 nor less than 10 days’ notice to the holders of the Notes, redeem all (but not less than all) of the Notes at a redemption price in cash equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

A “Tax Event” means BFI or the Company (as applicable) has received an opinion of counsel of nationally recognized standing experienced in such matters to the effect that, as a result of (i) any amendment or change to the laws (or any regulations or rulings thereunder) of any Relevant Taxing Jurisdiction (as defined below) or any applicable tax treaty or (ii) any change in the application, administration or interpretation of such laws, regulations, rulings or treaties (including any judicial decision rendered by a court of competent jurisdiction with respect to such laws, regulations, rulings or treaties), in each case of (i) and (ii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, which amendment or change is effective on or after the Issue Date (or if the Relevant Taxing Jurisdiction has changed since the Issue Date, the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction) (including, for the avoidance of doubt, any such amendment or change made on or after the Issue Date (or the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction, as applicable) that has retroactive effect to a date prior to the Issue Date (or the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction, as applicable)), either (a) BFI or the Company (as applicable) is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Notes, as or as would be reflected in any tax return or form filed, to be filed, or that otherwise could have been filed, will not be respected by a taxing authority (excluding as a result of any limitation on the deductibility of interest on the Notes as a result of any EBITDA, tax EBITDA, or other similar earnings or income-based limit on interest deductibility) or (b) BFI or the Company (as applicable) has been or will be obligated to pay Additional Amounts as described under the caption “— Payment of Additional Amounts,” and neither BFI nor the Company (as applicable) can avoid such obligation by taking commercially reasonable measures to avoid it.

At any time, within 120 days following the occurrence of a Rating Event, BFI may, at its option, on giving not more than 60 nor less than 10 days’ notice to the holders of the Notes, redeem all (but not less than all) of the Notes at a redemption price in cash equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

A “Rating Event” means DBRS, Fitch Ratings, Inc. (“Fitch”), S&P Global Ratings, acting through S&P Global Ratings Services (Canada), a business unit of S&P Global Canada Corp. (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s,” and together with DBRS, Fitch, and S&P, the “rating agencies” and each a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Notes, which amendment, clarification or change results in (a) the shortening of the length of time the Notes are assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Notes; or (b) the lowering of the equity credit (including up to a lesser amount) assigned to the Notes by that rating agency compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Notes.

Purchase for Cancellation

The Notes may be purchased, in whole or in part, by BFI in the open market or by tender or private contract. Notes purchased by BFI shall be cancelled and shall not be reissued. The purchase price payable by BFI will be paid in cash.

Rank and Subordination

The Notes will be direct unsecured subordinated obligations of BFI. The payment of principal and interest on the Notes, to the extent provided in the Indenture, will rank senior to all obligations of BFI in respect of its own equity and in respect of equity (including preferred equity) that has been issued by the Company (including pursuant to any guarantee by BFI of the equity obligations of any such other person) but will be contractually subordinated in right of payment to the prior payment in full of all present and future BFI Senior Indebtedness, and will be structurally subordinated to all indebtedness and obligations of BFI’s subsidiaries. In addition, the Notes will rank equally to the existing BFI subordinated notes.

In the event (i) of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of BFI or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding-up of BFI, or (ii) subject to the subordination provisions in the Indenture that a default shall have occurred with respect to payments due on any BFI Senior Indebtedness, or there shall have occurred an event of default (other than a default in payment) in respect of any BFI Senior Indebtedness permitting the holder or holders thereof to accelerate the maturity thereof, or (iii) that the principal of and accrued interest on the Notes shall have been declared due and payable pursuant to the Indenture and such declaration shall not have been rescinded and annulled as provided therein, then the holders of BFI Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon before the holders of the Notes are entitled to receive a payment on account of the principal or interest on the Notes, including, without limitation, any payments made pursuant to any redemption or purchase for cancellation.

“BFI Senior Indebtedness” means all principal, interest, premium, fees and other amounts owing on, under or in respect of:

(a)	all indebtedness, liabilities and obligations of BFI, whether outstanding on the date of this prospectus supplement or thereafter created, incurred, assumed or guaranteed; and

(b)	all renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations;

except only for indebtedness to trade creditors, the Notes, the existing BFI subordinated notes and any indebtedness, liabilities or obligations of BFI that are, pursuant to the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations, expressly pari passu with or subordinate in right of payment to the Notes. As of September 30, 2024, the BFI Senior Indebtedness totaled approximately US$9.15 billion.

Company Guarantee

The Notes will be fully and unconditionally guaranteed, on a subordinated basis, as to payment of principal, premium (if any) and interest and certain other amounts by the Company and such guarantee will rank equally with the Company’s other unsecured, subordinated obligations (including the Company’s guarantee of the existing BFI subordinated notes and the UK Issuer perpetual notes) and will be contractually subordinated in right of payment to all present and future Company Senior Indebtedness (including the Company’s guarantee of the existing BFI senior notes). Due to these subordination provisions, in the event of the Company’s or BFI’s insolvency, funds that the Company or BFI would otherwise use to make payments under the Notes (or under the Company’s guarantee thereof) will be used to pay the holders of the indebtedness ranking senior in right of payment to the Notes (or under the Company’s guarantee thereof) to the extent necessary to pay such senior indebtedness in full. As a result of those payments, the holders of such senior indebtedness may recover more, ratably, than holders of the Notes. In addition, the holders of such senior indebtedness may under certain circumstances restrict or prohibit the Company from making payments on the Notes (or under the Company’s guarantee thereof).

“Company Senior Indebtedness” means all principal, interest, premium, fees and other amounts owing on, under or in respect of:

(a)	all indebtedness, liabilities and obligations of the Company, whether outstanding on the date of this prospectus supplement or thereafter created, incurred, assumed or guaranteed (including any such indebtedness, liabilities or obligations that are guaranteed by the Company); and

(b)	all renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations;

except only for indebtedness to trade creditors, the guarantee by the Company of the Notes, the Company’s guarantees of the existing BFI subordinated notes and the UK Issuer perpetual notes and any indebtedness, liabilities or obligations of the Company that are, pursuant to the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations, expressly pari passu with or subordinate in right of payment to the guarantee by the Company of the Notes. As of September 30, 2024, the Company Senior Indebtedness totaled approximately US$12.48 billion.

In addition to the contractual subordination described above, the payment of principal and interest under the Notes will be structurally subordinated to all indebtedness and obligations of BFI’s subsidiaries, and the Company’s guarantee of the Notes will be structurally subordinated to all indebtedness and other obligations of any subsidiaries of the Company, other than subordinated debt of BFI and other subsidiaries that is guaranteed by the Company. Further, none of the Company’s subsidiaries has guaranteed or otherwise become obligated with respect to the Notes, other than BFI. Accordingly, the Company’s right to receive assets from any of its subsidiaries upon such subsidiary’s bankruptcy, liquidation or reorganization and the right of holders of the Notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors.

Events of Default

An event of default in respect of the Notes will occur only if BFI defaults (i) on the payment of principal or premium or Additional Amounts, if any, when due and payable, or (ii) on the payment of interest (including Additional Amounts) when due and payable and such default continues for 30 days (subject to BFI’s right, at its sole option, to defer interest payments, as described under “Description of the Notes — Deferral Right”) (each, an “Event of Default”). There will be no right of acceleration in the case of a default in the performance of any other covenant of BFI or the Company in the Indenture, although a legal action could be brought to enforce such covenant. For the avoidance of doubt, the events of default stated in this section shall be the only events of default applicable to the Notes.

If an Event of Default has occurred and is continuing, and the Notes have not already been automatically exchanged into Exchange Preference Shares, then BFI shall be deemed to be in default under the Indenture and the Notes and the Trustee may, in its discretion and shall upon the request of holders of not less than 25% of the principal amount of Notes then outstanding under the Indenture, demand payment of the principal or premium or Additional Amounts, if any, together with any accrued and unpaid interest (including Additional Amounts) on the Notes, which shall immediately become due and payable in cash, and may institute legal proceedings for the collection of such aggregate amount in the event BFI and the Company fail to make payment thereof upon such demand.

Additional Covenants

In addition to the Dividend Stopper Undertaking, the Company will covenant for the benefit of the holders of the Notes that it (i) will not create or issue any Company Preference Shares which, in the event of insolvency, liquidation, dissolution or winding-up of the Company, would rank in right of payment in priority to the Exchange Preference Shares and (ii) BFI shall at all times remain a subsidiary of the Company.

Issue of Exchange Preference Shares in Connection with Automatic Exchange

All corporate action necessary to authorize the Company to issue Exchange Preference Shares pursuant to the terms of the Notes will be completed prior to the closing of this offering.

Merger, Amalgamation, Consolidation, Sale, Lease or Conveyance

Pursuant to the Indenture, neither BFI nor the Company (in each case for purposes of this paragraph, a “Predecessor”) shall enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (in each case for purposes of this paragraph, a “Successor”) unless: (a) the Predecessor and the Successor shall have executed, prior to or contemporaneously with the consummation of such transaction, such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that, upon the consummation of such transaction, (i) the Successor will have assumed all the covenants and obligations of the Predecessor under the Indenture in respect of the Notes, and in the case of the Company, its subordinated guarantee of the Notes and (ii) the Notes will be valid and binding obligations of the Successor, entitling the holders thereof, as against the Successor, to all the rights of holders of Notes under the Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the holders of the Notes or to the rights and powers of the Trustee under the Indenture; provided, however, that such restrictions are not applicable to any sale or transfer by BFI or the Company to any one or more of their subsidiaries.

Payment of Additional Amounts

All payments made by BFI or the Company under or with respect to the Notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (hereinafter, “Taxes”) imposed or levied by or on behalf of the government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (a “Relevant Taxing Jurisdiction”), unless BFI or the Company (as applicable) is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If BFI or the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made by it under or with respect to the Notes, BFI or the Company (as applicable) will pay such additional amounts (hereinafter “Additional Amounts”) in respect of each such payment (excluding one payment of semi-annual interest, other than deferred interest, in connection with a redemption of the Notes in accordance with the provisions described above under “— Redemption on Tax Event or Rating Event”) as may be necessary so that the net amount received (including Additional Amounts) by each holder (including, as applicable, the beneficial owners in respect of any such holder) after such withholding or deduction will not be less than the amount the holder (including, as applicable, the beneficial owners in respect of any such holder) would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to: (a) any payment to a holder or beneficial owner who is liable for such Taxes in respect of such Note (i) by reason of such holder or beneficial owner, or any other person entitled to payments on the Note, being a person with whom BFI or the Company does not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)), (ii) by reason of the existence of any present or former connection between such holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction other than the mere ownership, or receiving payments under or enforcing any rights in respect of such Note, (iii) by reason of such holder or beneficial owner being a “specified shareholder” of BFI or not dealing at arm’s length with a “specified shareholder” of BFI as defined in subsection 18(5) of the Tax Act, or (iv) by reason of such holder or beneficial owner being a “specified entity” in respect of BFI or the Company as defined in subsection 18.4(1) of the Tax Act; (b) any Tax that is levied or collected other than by withholding from payments on or in respect of the Notes; (c) any Note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the holders of the Notes on or prior to such date, the date on which the full amount of such monies has been paid to the holders of the Notes, except to the extent that the holder or beneficial owner of the Notes would have been entitled to such Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; (d) any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar Tax; (e) any Tax imposed to the extent resulting from the failure of a holder or beneficial owner to comply with certification, identification, declaration, filing or similar reporting requirements concerning the nationality, residence, identity or connection with the Relevant Taxing Jurisdiction, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; (f) any (i) withholding or deduction imposed pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, or (ii) tax or penalty arising from the holder’s or beneficial owner’s failure to properly comply with the holder’s or beneficial owner’s obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, including, for greater certainty, Part XVIII and Part XIX of the Tax Act; or (g) any combination of the foregoing clauses (a) to (f).

BFI or the Company (as applicable) will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld by it to the relevant authority in accordance with applicable law. BFI or the Company (as applicable) will furnish to the holders of the Notes, within 30 days after the date the payment of any Taxes by it is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by it. BFI and the Company will indemnify and hold harmless each holder (including, as applicable, the beneficial owners in respect of any such holder) and, upon written request, will reimburse each such holder (including, as applicable, the beneficial owners in respect of any such holder) for the amount of (i) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (g) above) levied or imposed and paid by such holder (including, as applicable, the beneficial owners in respect of any such holder) as a result of payments made under or with respect to the Notes which have not been withheld or deducted and remitted by BFI or the Company (as applicable) in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (g) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such holder’s (including, as applicable, the beneficial owners in respect of any such holder’s) net income.

Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, purchase price, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Co-Obligors and/or Additional Guarantors

Without the consent of any holders, BFI, when authorized by a resolution of the board of directors of BFI, the Company and the Trustee, may enter into an indenture supplemental to the Indenture in respect of the Notes, in form satisfactory to the Trustee, for the purpose of adding as a co-obligor (whether as an additional issuer or guarantor) of the Notes, an Affiliate of BFI or the Company (each, a “Co-Obligor”); provided that any such Co-Obligor shall be organized or formed under the laws of (1) any state of the United States, (2) Canada or any province or territory thereof, (3) the United Kingdom, (4) Australia or (5) any country that is a member of the European Union and provided further, that BFI may only add a Co-Obligor if BFI determines that adding such Co-Obligor would not result in a deemed sale or exchange of the Notes by any holder for U.S. federal income tax purposes under applicable Treasury Regulations or a disposition of the Notes by any holder or beneficial owner of the Notes for Canadian federal income tax purposes. Any such supplemental indenture entered into for the purpose of adding a Co-Obligor formed under any jurisdiction other than a state of the United States (each, a “Non-U.S. Co-Obligor”) shall include a provision for (i) the payment of additional amounts (“Other Additional Amounts”) in the form substantially similar to that described in “— Payment of Additional Amounts”, with such modifications as the Company and such Non-U.S. Co-Obligor reasonably determine are customary and appropriate for U.S. and Canadian bondholders to address then-applicable (or potentially applicable future) taxes, duties, levies, imposts, assessments or other governmental charges imposed or levied by or on behalf of the applicable governmental authority in respect of payments made by such Non-U.S. Co-Obligor under or with respect to the Notes, including any exceptions thereto as the Company and such Non-U.S. Co-Obligor shall reasonably determine would be customary and appropriate for U.S. and Canadian bondholders and (ii) the right of any issuer to redeem the Notes at 100% of the aggregate principal amount thereof plus accrued interest thereon in the event that Other Additional Amounts become payable by a Non-U.S. Co-Obligor in respect of the Notes as a result of any change in law or official position regarding the application or interpretation of any law that is announced or becomes effective after the date of such supplemental indenture.

Any such Co-Obligor shall be jointly and severally liable with BFI or the Company (as applicable) to pay the principal, premium, if any, and interest on the Notes.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control”, when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

Amendment, Supplement and Waiver

Modifications and amendments of the Indenture may be made by the Company, BFI and the Trustee with the consent of the holders of a majority of the principal amount of the outstanding debt securities of each series issued under the Indenture (including the Notes) affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series: (1) change the stated maturity of the principal of, or any installment of interest, if any, on any debt security; (2) reduce the principal amount of, or the premium, if any, or the rate of interest, if any, on any debt security; (3) reduce the amount of the principal of any debt security payable upon the acceleration of the maturity thereof, (4) change the place of payment; (5) change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security; (6) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; (7) reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (8) modify the provisions of the Indenture relating to subordination in a manner that adversely affects the rights of the holders of debt securities; (9) release the Company from its guarantee under the Indenture; (10) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture; or (11) following the mailing of any offer to purchase, modify any offer to purchase for such debt security required to be made pursuant to the terms of such outstanding debt security in a manner materially adverse to the holders thereof. For information as to the modifications and amendments of the Indenture permitted without the consent of holders of debt securities issued under the Indenture (including the Notes), see “— Modification and Waiver” in the accompanying base shelf prospectus.

The holders of a majority of the principal amount of the Notes may on behalf of the holders of the Notes waive, insofar as the Notes are concerned, compliance by BFI and the Company with certain restrictive provisions of the Indenture, including the covenants and events of default. The holders of a majority in principal amount of the Notes may waive any past default under the Indenture with respect to the Notes, except a default in the payment of the principal of (or premium, if any) and interest, if any, on the Notes or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note. The Indenture or the Notes may be amended or supplemented, without the consent of any holder of debt securities, in order, among other purposes, to cure any ambiguity or inconsistency or to make any change that does not have an adverse effect on the rights of any holder of Notes.

Issue of Additional Notes

BFI may, at any time and from time to time, issue additional Notes or other subordinated notes without the authorization of holders of the Notes. In the event that BFI issues additional series of subordinated notes, the rights, privileges, restrictions and conditions attached to such additional series may vary materially from the Notes. In such event, the right of the holders of the Notes to receive interest or principal may rank pari passu with the rights of the holders of other subordinated notes.

The Trustee and the Paying Agent

The address of the Trustee is 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Yl. The “Place of Payment” for the Notes will be at the address of the Paying Agent, currently located at 1505 Energy Park Drive, St Paul, MN 55108.

Governing Law

The Indenture, the Notes and the Company’s guarantee will be governed by and construed in accordance with the laws of the of the State of New York, without regard to conflicts of laws principles thereof; provided, however, that the exercise, performance or discharge by the Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Book-Entry Only Form

Upon issuance, the Notes will be represented by one or more fully registered global securities (the “Global Securities”) registered in the name of Cede & Co. (the nominee of the Clearing Agency), or such other name as may be requested by an authorized representative of the Clearing Agency. The authorized denominations of each Note will be US$1,000 and integral multiples of US$1,000 in excess thereof. Accordingly, the Notes may be transferred or exchanged only through the Clearing Agency and its Participants (as defined below). Except as described below, owners of beneficial interests in the Global Securities will not be entitled to receive the Notes in definitive form.

Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect Participants in the Clearing Agency. Holders of the Notes may elect to hold interests in the Notes in book-entry form through either the Clearing Agency in the U.S. or Clearstream Banking, société anonyme (“Clearstream”), or Euroclear Bank S.A./N.V. (“Euroclear”), if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Clearing Agency.

Each person owning a beneficial interest in a Global Security must rely on the procedures of the Clearing Agency and, if such person is not a Participant, on the procedures of the participant through which such person owns its interest in order to exercise any rights of a holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the Notes.

The following is based on information furnished by the Clearing Agency:

The Clearing Agency is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Clearing Agency holds securities that its Participants deposit with the Clearing Agency. The Clearing Agency also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants (“Direct Participants”) include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Clearing Agency is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for the Clearing Agency, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the Clearing Agency’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”, and together with the Direct Participants, “Participants”). The rules applicable to the Clearing Agency and its Participants are on file with the SEC.

Purchases of the Notes under the Clearing Agency’s system must be made by or through Direct Participants, which will receive a credit for such Notes on the Clearing Agency’s records. The ownership interest of each actual purchaser of each Note represented by a Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct Participants’ and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Clearing Agency of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the Notes will not receive the Notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such Notes is discontinued.

To facilitate subsequent transfers, the Global Securities representing the Notes which are deposited with the Clearing Agency are registered in the name of the Clearing Agency’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Clearing Agency. The deposit of Global Securities with the Clearing Agency and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Clearing Agency has no knowledge of the actual Beneficial Owners of the Global Securities representing the Notes; the Clearing Agency’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Clearing Agency to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Clearing Agency nor Cede & Co. (nor such other nominee of the Clearing Agency) will consent or vote with respect to the Global Securities representing the Notes. Under its usual procedures, the Clearing Agency mails an “omnibus proxy” to BFI as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal, premium, if any, and interest payments on the Global Securities representing the Notes will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Clearing Agency). The Clearing Agency’s practice is to credit Direct Participants’ accounts, upon the Clearing Agency’s receipt of funds and corresponding detailed information from BFI or the Trustee, on the applicable payment date in accordance with their respective holdings shown on the Clearing Agency’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of the Clearing Agency, the applicable Trustee or BFI, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Clearing Agency) is the responsibility of BFI or the applicable Trustee (provided it has received funds from BFI), disbursement of such payments to Direct Participants shall be the responsibility of the Clearing Agency, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

The Clearing Agency may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to BFI or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Notes in definitive form are required to be printed and delivered to each holder.

BFI may decide to discontinue use of the system of book-entry transfers through the Clearing Agency (or a successor securities depositary). In that event, the Notes in definitive form will be printed and delivered.

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream participants”), and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters of this offering. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

Distributions with respect to interests in the Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the Clearing Agency for Clearstream.

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear participants”), and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (“Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters of this offering. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payment with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.

Distributions with respect to the Notes held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for the Euroclear System.

The information in this section concerning the Clearing Agency and the Clearing Agency’s book-entry system, Clearstream and Euroclear has been obtained from sources that BFI and the Company believe to be reliable, but is subject to any changes to the arrangements between BFI and the Clearing Agency and any changes to such procedures that may be instituted unilaterally by the Clearing Agency, Clearstream and Euroclear.

Transfers

Transfers of ownership of the Notes will be effected only through records maintained by the Clearing Agency for such Notes with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Holders of the Notes who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the Notes, may do so only through Participants. The ability of a holder to pledge Notes or otherwise take action with respect to such holder’s interest in Notes (other than through a Participant) may be limited due to the lack of a physical certificate. See “Risk Factors — There is no assurance that an active trading market will develop in the Notes.”

Payments and Deliveries

As long as the Clearing Agency is the registered owner of the Notes, the Clearing Agency will be considered the sole owner of the Notes for the purposes of receiving payments on the Notes or the delivery of Exchange Preference Shares upon the occurrence of an Automatic Exchange. Payments of interest in respect of the Notes will be made by BFI to the Clearing Agency as the registered holder of the Notes and BFI understands that such payments will be forwarded by the Clearing Agency to Participants in accordance with the applicable procedures of the Clearing Agency. Deliveries of Exchange Preference Shares in respect of the exercise or operation of the Automatic Exchange in the limited circumstances described under “— Automatic Exchange” are expected to be made by the Company and/or BFI to the Clearing Agency as the registered holder of the Notes and the Company and/or BFI understands that such shares will be forwarded by the Clearing Agency to Participants in accordance with the applicable procedures of the Clearing Agency. As long as the Notes are held in the Clearing Agency’s book-entry only system, the responsibility and liability of the Trustees, the Company and/or BFI in respect of the Notes is limited to making payment of any amount due on the Notes and/or making delivery of Exchange Preference Shares in respect thereof to the Clearing Agency.

DESCRIPTION OF THE EXCHANGE PREFERENCE SHARES

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Exchange Preference Shares. This summary is qualified in its entirety by the Company’s articles and the actual terms and conditions of the Exchange Preference Shares.

Series

The Exchange Preference Shares, if and when issued in connection with an Automatic Exchange, will be Series 53 of the Class A Preference Shares of the Company. As of the date of this prospectus supplement, the Company had an aggregate of 185,009,400 Class A Preference Shares issued and outstanding. The Company may, from time to time, create additional series of Class A Preferred Shares. For additional information on the Company’s outstanding series of Class A Preference Shares, please the documents incorporated by reference herein as described under “Documents Incorporated by Reference”.

Issue Price

The Exchange Preference Shares will have an issue price of US$1,000 per share. At the Exchange Time, holders of the Notes will receive one Exchange Preference Share for each US$1,000 principal amount of Notes previously held together with the number of Exchange Preference Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes, by US$1,000.

No Fixed Maturity

The Exchange Preference Shares will not have a fixed maturity date.

Dividends

Holders of the Exchange Preference Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, at the same rate as would have accrued on the Notes (had such Notes remained outstanding) as described under “Description of the Notes — Interest,” payable semi-annually on January 15 and July 15 of each year (each, a “Dividend Payment Date”).

Payments of dividends and other amounts in respect of the Exchange Preference Shares are expected to be made by the Company to the Clearing Agency, or its nominee, as the case may be, as registered holder of the Exchange Preference Shares. As long as the Clearing Agency, or its nominee, is the registered holder of the Exchange Preference Shares, the Clearing Agency, or its nominee, as the case may be, will be considered the sole owner of the Exchange Preference Shares for the purposes of receiving payment on the Exchange Preference Shares.

Redemption of the Exchange Preference Shares

The Company may, at its option, on at least 10 days and not more than 60 days prior written notice to the holders of the Exchange Preference Shares (which notice may be subject to the satisfaction of conditions precedent) and subject to certain other restrictions set out in “Description of the Exchange Preference Shares — Restrictions on Dividends and Retirement and Issue of Shares”, redeem the Exchange Preference Shares, in whole or in part from time to time, (i) on any day in the period commencing on and including the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any Dividend Payment Date, at a redemption price equal to US$1,000.00 per Exchange Preference Share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Company).

If less than all of the outstanding Exchange Preference Shares are to be redeemed, the shares to be redeemed shall be selected on a pro rata basis disregarding fractions or in such manner as the Board of Directors in its sole discretion may, by resolution, determine.

The Exchange Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Exchange Preference Shares. See “Risk Factors”.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Description of the Exchange Preference Shares — Restrictions on Dividends and Retirement and Issue of Shares” below, the Company may at any time purchase for cancellation the whole or any part of the Exchange Preference Shares at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Exchange Preference Shares will be entitled to receive US$1,000.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Company), before any amount is paid or any assets of the Company are distributed to the holders of any shares ranking junior as to capital to the Exchange Preference Shares. Upon payment of such amounts, the holders of the Exchange Preference Shares will not be entitled to share in any further distribution of the assets of the Company.

Priority

The Exchange Preference Shares rank senior to the Class AA Preference Shares, the Class A Limited Voting Shares, the Class B Limited Voting Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The Exchange Preference Shares rank on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

As of the date of this prospectus supplement, the Company had an aggregate of 185,009,400 Class A Preference Shares issued and outstanding, all of which would rank on parity with the Exchange Preference Shares.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Exchange Preference Shares are outstanding, the Company will not, without the approval of the holders of the Exchange Preference Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking as to capital and dividends junior to the Exchange Preference Shares) on shares of the Company ranking as to dividends junior to the Exchange Preference Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking as to return of capital and dividends junior to the Exchange Preference Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Company ranking as to capital junior to the Exchange Preference Shares;

(iii)	redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Exchange Preference Shares then outstanding; or

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Exchange Preference Shares unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Exchange Preference Shares and on all other shares of the Company ranking prior to or on a parity with the Exchange Preference Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Exchange Preference Shares as a series and any other approval to be given by the holders of the Exchange Preference Shares may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of at least 25% of the outstanding Exchange Preference Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Exchange Preference Shares then present would form the necessary quorum. At any meeting of holders of Exchange Preference Shares as a series, each such holder shall be entitled to one vote in respect of each Exchange Preference Share held.

The Company will covenant that for so long as the Notes are outstanding no amendment will be made to the rights, privileges, restrictions and conditions of the Exchange Preference Shares (other than any amendments relating to the Class A Preference Shares as a class) without the prior approval of the holders of not less than a majority of the aggregate principal amount of the Notes then outstanding.

Voting Rights

The holders of the Exchange Preference Shares will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Exchange Preference Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Company unless and until the Company shall have failed to pay four semi-annual dividends on the Exchange Preference Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Exchange Preference Shares will be entitled to receive notice of and to attend each meeting of the Company’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Exchange Preference Share held, provided that in respect of the election of directors, the holders of Exchange Preference Shares will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares only in the election of one-half of the Board of Directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). Upon payment of the entire amount of all Exchange Preference Share dividends in arrears, the voting rights of the holders of the Exchange Preference Shares shall forthwith cease.

The Company’s articles provide that each holder of shares entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder of shares multiplied by the number of directors to be elected. The holder of shares may cast all such votes in favor of the candidate or distribute them among the candidates in any manner the holder of shares sees fit. Where the holder of shares has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder of shares shall be deemed to have divided his or her votes equally among the candidates for whom the holder of shares voted.

Tax Election

The Company will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of the tax, under Part VI.1 at a rate such that the corporate holders of Exchange Preference Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

Book-Entry Only Form

Unless the Company elects otherwise, the Exchange Preference Shares will be issued in “book-entry only” form and may be purchased, held and transferred in substantially the same manner as the Notes. See “Description of the Notes — Book-Entry Only Form.”

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, counsel to BFI and the Company, and Goodmans LLP, Canadian counsel to the underwriters (together, “Counsel”), the following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Notes or Exchange Preference Shares who acquires, as beneficial owner, Notes pursuant to the offering and any Exchange Preference Shares on the exchange of such Notes and who, for purposes of the Tax Act and the regulations thereunder (the “Regulations”) and at all relevant times, (i) deals at arm’s length with BFI, the Company, and their respective affiliates and the underwriters and is not affiliated with BFI, the Company or any of their respective affiliates or the underwriters; and (ii) holds Notes and will hold any Exchange Preference Shares as capital property (a “Holder”). Generally, the Notes and any Exchange Preference Shares received on the exchange of such Notes will be considered to be capital property to a Holder provided that the Holder does not hold the Notes or Exchange Preference Shares in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (i) that is a “financial institution” (as defined for purposes of the “mark-to-market” property rules in the Tax Act) or a “specified financial institution” (as defined in the Tax Act), (ii) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (iii) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a functional currency in accordance with the provisions of the Tax Act, or (iv) that has entered into or will enter into a “derivative forward agreement” (as defined in the Tax Act) with respect to the Notes or the Exchange Preference Shares. Such Holders should consult their own tax advisors having regard to their particular circumstances. This summary does not address the split income rules in section 120.4 of the Tax Act. Holders should consult their own tax advisors in that regard. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Notes or Exchange Preference Shares. This summary assumes that no additional co-obligor or guarantor will be added with respect to the Notes.

This summary is based on the facts set out in this prospectus supplement, the current provisions of the Tax Act and the Regulations in force as of the date of this prospectus supplement and Counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that the Tax Proposals will be enacted in the form proposed. However, no assurance can be given that such proposals will be enacted in their current form or at all. This summary is not exhaustive of all Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies or assessing practices, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or foreign tax considerations, which may differ materially from those discussed herein.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Notes or Exchange Preference Shares must be determined in Canadian dollars. Any such amount that is expressed or denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the relevant exchange rate determined in accordance with the Tax Act.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder and no representation with respect to the income tax consequences to any particular Holder is made. Prospective purchasers of Notes should consult their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of Notes and Exchange Preference Shares having regard to their own particular circumstances.

Resident Holders

The following portion of the summary is applicable to a Holder who, at all relevant times is resident or deemed to be resident in Canada under the Tax Act (a “Resident Holder”). Certain Resident Holders whose Notes or Exchange Preference Shares might not otherwise be considered to be capital property may be entitled in certain circumstances to make an irrevocable election to treat the Notes and all of the Resident Holder’s other “Canadian securities” (as defined in the Tax Act) as capital property pursuant to subsection 39(4) of the Tax Act. Such Resident Holders should consult their own tax advisers as to whether this election is available and advisable, having regard to their own particular circumstances.

Holding and Disposing of Notes

Interest on the Notes

A Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest (or amount that is considered for the purposes of the Tax Act to be interest) on a Note that accrues (or is deemed to accrue) to the Resident Holder to the end of that taxation year or that becomes receivable by or is received by the Resident Holder before the end of that taxation year, including during any Deferral Period, except to the extent that such interest was otherwise included in computing the Resident Holder’s income for a preceding taxation year.

Any other Resident Holder, including an individual and a trust of which neither a corporation nor a partnership is a beneficiary, will generally be required to include in computing its income for a taxation year any interest on a Note received or receivable by such Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing its income), except to the extent that such interest was included in the Resident Holder’s income for a preceding taxation year. In addition, if at any time a Note should become an “investment contract” (as defined in the Tax Act) in relation to such Resident Holder, such Resident Holder will be required to include in computing the Resident Holder’s income for a taxation year any interest that accrues to the Resident Holder on the Note up to the end of any “anniversary date” (as defined in the Tax Act) in the taxation year to the extent such interest was not otherwise included in the Resident Holder’s income for that taxation year or a preceding taxation year. The investment contract provisions of the Tax Act will generally apply during any Deferral Period to require Resident Holders who would not otherwise include accrued but unpaid interest in their income to include interest that accrues during the Deferral Period on an annual basis. Resident Holders should consult their own tax advisors with respect to the application of the investment contract provisions in the Tax Act.

In the event the Notes are issued at a discount from their face value, a Resident Holder may be required to include an amount equal to such discount in computing income, either in accordance with the deemed interest accrual rules contained in the Tax Act and the Regulations or in the taxation year in which an amount in respect of the discount is received or receivable by the Resident Holder. Resident Holders should consult their own tax advisors in these circumstances, as the treatment of the discount may vary with the facts and circumstances giving rise to the discount.

Any premium paid by BFI to a Resident Holder because of the redemption or purchase for cancellation by it of a Note before maturity generally will be deemed to be interest received at that time by the Resident Holder to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of the redemption or purchase for cancellation of, the interest that would have been paid or payable by BFI on the Note for a taxation year ending after the redemption.

Disposition of Notes

On a disposition or deemed disposition of a Note, whether on redemption, purchase for cancellation, Automatic Exchange or otherwise, a Resident Holder generally will be required to include in its income the amount of interest accrued (or deemed to accrue) to the Resident Holder on the Note from the date of the last interest payment to the date of disposition, except to the extent that such amount has otherwise been included in the Resident Holder’s income for the taxation year or a previous taxation year. A Resident Holder may also be required to include in computing income the amount of any discount received or receivable by such Resident Holder. A Resident Holder that receives repayment in full of the outstanding principal amount of a Note upon maturity will be considered to have disposed of the Note for proceeds of disposition equal to such outstanding principal amount. In general, a disposition or deemed disposition of a Note will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any other amount included in computing income and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Note to the Resident Holder immediately before the disposition.

On a disposition of Notes by a Resident Holder for consideration equal to the fair market value of such Notes at the time of disposition, a Resident Holder that has previously included an amount in income in respect of accrued and unpaid interest on the Notes that exceeds the amount of interest received or that became receivable by such Resident Holder prior to the disposition may be entitled to an offsetting deduction in the year of disposition in an amount equal to the amount of such excess.

A Resident Holder’s adjusted cost base of a Note acquired pursuant to this Prospectus Supplement will generally include any amount paid to acquire the Note plus, in certain circumstances, the amount of any discount included in income by such Resident Holder. Resident Holders should consult their own tax advisors in this regard.

Taxation of Capital Gains and Capital Losses

Subject to the Capital Gains Proposals (as defined below), one-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year generally must be included in the Resident Holder’s income for that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must generally be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act. A capital gain realized by an individual (other than certain specified trusts) may give rise to a liability for alternative minimum tax.

Tax Proposals related to the capital gains inclusion rate (the “Capital Gains Proposals”) would increase a Resident Holder’s capital gains inclusion rate effective June 25, 2024 from one-half to two-thirds, subject to transitional rules that would apply to a taxation year that includes June 25, 2024. The Capital Gains Proposals also include provisions that would generally reduce the net inclusion rate to the original one-half capital gains inclusion rate for up to Cdn$250,000 of net capital gains realized (or deemed to be realized) by a Resident Holder that is an individual (including certain trusts) in the year that are not offset by net capital losses carried back or forward from another taxation year. The Capital Gains Proposals also provide that, in general, capital losses realized prior to June 25, 2024 which are deductible against capital gains included in income for the 2024 or subsequent taxation years will offset an equivalent capital gain regardless of the inclusion rate which applied at the time such capital losses were realized. Resident Holders should consult their own tax advisors with respect to the Capital Gains Proposals.

Additional Refundable Tax

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout a taxation year or, at any time in the taxation year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” for such year (as defined in the Tax Act), including amounts in respect of interest and net taxable capital gains. Resident Holders are advised to consult their own tax advisors in this regard.

Automatic Exchange

The exchange of Notes for Exchange Preference Shares pursuant to an Automatic Exchange will result in a disposition of such Notes for purposes of the Tax Act for proceeds equal to the fair market value of the Exchange Preference Shares which the Resident Holder acquires on the exchange, net of any amount considered to be interest (which interest will be included in the Resident Holder’s income as described above under “— Disposition of Notes”). The aggregate cost to a Resident Holder of the Exchange Preference Shares acquired on an Automatic Exchange will be equal to the fair market value thereof at the time of the Automatic Exchange.

Holding and Disposing of Exchange Preference Shares

Dividends

The full amount of dividends received (or deemed to be received) on Exchange Preference Shares by a Resident Holder who is an individual (other than certain trusts) will be included in computing the Resident Holder’s income subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Such dividends will be eligible for the enhanced gross-up and dividend tax credit if the Company designates such dividends as an eligible dividend. Dividends received by an individual (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Subject to the potential application of subsection 55(2) of the Tax Act, dividends received or deemed to be received on the Exchange Preference Shares by a Resident Holder that is a corporation will be included in computing the Resident Holder’s income and generally will also be deductible in computing its taxable income. Private corporations or subject corporations may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Exchange Preference Shares to the extent that such dividends are deductible in computing taxable income.

Subsection 55(2) of the Tax Act provides that where a corporate Resident Holder receives a dividend, and such dividend is deductible in computing the corporate Resident Holder’s income and is not subject to Part IV tax (or is subject to Part IV tax that is refundable as part of the series of transactions that includes the receipt of the dividend), all or part of the dividend may in certain circumstances be treated as a capital gain from the disposition of a capital property, the taxable portion of which must be included in computing the corporate Resident Holder’s income for the year in which the dividend was received. Accordingly, corporate Resident Holders should consult their own tax advisers for specific advice with respect to the potential application of this provision.

The Exchange Preference Shares will be “taxable preferred shares” as defined in the Tax Act. The terms of the Exchange Preference Shares require the Company to make the necessary election under Part VI.1 of the Income Tax Act so that a Resident Holder which is a corporation holding Exchange Preference Shares will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on such shares.

Disposition of Exchange Preference Shares

A disposition or deemed disposition of Exchange Preference Shares (other than to the Company, unless purchased by the Company in the open market, if one develops with respect to the Exchange Preference Shares, in the manner in which shares are normally purchased by any member of the public in the open market) by a Resident Holder will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such share and any reasonable costs of disposition. For this purpose, the adjusted cost base to a Resident Holder of Exchange Preference Shares will be determined at any time by averaging the cost of such Exchange Preference Shares with the adjusted cost base of any other Exchange Preference Shares owned by the Resident Holder as capital property at that time. The amount of any deemed dividend arising on the redemption or acquisition by the Company of the Exchange Preference Shares will generally not be included in computing the proceeds of disposition to a Resident Holder for purposes of computing the capital gain or capital loss arising on the disposition of such shares. See “— Redemption or Other Acquisition by the Company” below.

The tax treatment of such capital gains and capital losses is described above under “— Taxation of Capital Gains and Capital Losses”. However, the amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of an Exchange Preference Share may be reduced by the amount of any deductible dividends received or deemed to be received by the Resident Holder on such Exchange Preference Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where an Exchange Preference Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisers.

Redemption or Other Acquisition by the Company

If the Company redeems for cash or otherwise acquires the Exchange Preference Shares, other than by way of a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market (if one develops in respect of the Exchange Preference Shares), the Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Company in excess of the paid-up capital of such shares for purposes of the Tax Act at such time. Such deemed dividend will be subject to the treatment described above under “— Dividends”. The paid-up capital of the Exchange Preference Shares may be less than their redemption amount and therefore all or a portion of the amount paid by the Company may be treated as a dividend. The difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing any capital gain or capital loss arising on a disposition of such shares. See the section above under the heading “— Disposition of Exchange Preference Shares”.

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time in the relevant taxation year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax on its “aggregate investment income” (refundable in certain circumstances), which is defined in the Tax Act to include dividends or deemed dividends that are not deductible in computing taxable income and net taxable capital gains. Resident Holders are advised to consult their own tax advisers in this regard.

Non-Resident Holders

The following portion of the summary is generally applicable to a Holder who at all relevant times is not, and is not deemed to be, resident in Canada under the Tax Act and (i) does not, and is not deemed to, use or hold the Notes or Exchange Preference Shares in a business carried on in Canada; (ii) is not a “specified shareholder” (within the meaning of subsection 18(5) of the Tax Act) of the Company or a non-resident person not dealing at arm’s length with such a “specified shareholder”; (iii) deals at arm’s length with any transferee resident (or deemed to be resident) in Canada to whom the holder disposes of a Note; and (iv) is not an entity in respect of which BFI or the Company is a “specified entity” (within the meaning of the rules in the Tax Act related to hybrid mismatch arrangements (the “Hybrid Mismatch Rules”)) (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to certain Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or “authorized foreign banks” (as defined in the Tax Act). This summary assumes that no interest paid on a Non-Resident Holder’s Notes will be in respect of a debt or other obligation to pay an amount to a person with whom BFI or the Company does not deal at arm’s length within the meaning of the Tax Act.

This summary does not address the possible application of the Hybrid Mismatch Rules to a Non-Resident Holder (i) that disposes of a Note to a person or entity with which it does not deal at arm’s length or to an entity that is a “specified entity” (as defined in the Hybrid Mismatch Rules) with respect to the Non-Resident Holder or in respect of which the Non-Resident Holder is a “specified entity”, or (ii) that disposes of a Note under, or in connection with a “structured arrangement” (as defined in the Hybrid Mismatch Rules). Such Non-Resident Holders should consult their own tax advisors. Based on the expected U.S. federal income tax treatment of interest paid on the Notes to U.S. Holders as described under “Certain United States Federal Income Tax Considerations”, no amount paid or payable by BFI on the Notes to a Non-resident Holder should be, and this summary assumes that no such amount is, the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Tax Act as contained in the Hybrid Mismatch Rules.

The following portion of this summary assumes that the Exchange Preference Shares will not be “taxable Canadian property” (as defined in the Tax Act) to any particular Non-Resident Holder at any time. Generally, the Exchange Preference Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time unless, if the Exchange Preference Shares are not listed on a designated stock exchange, at any time during the 60-month period immediately preceding the disposition, the Exchange Preference Shares derived (directly or indirectly) more than 50 percent of their fair market value from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” or options in respect of, or interests in or rights in, any such property (whether or not such property exists), all as defined in the Tax Act. An applicable income tax treaty or convention between Canada and the Non-Resident Holder’s country of residence may apply to exempt the Non-Resident Holder from tax under the Tax Act in respect of any capital gain realized on a disposition of Exchange Preference Shares notwithstanding that such shares may constitute taxable Canadian property. Non-Resident Holders whose Exchange Preference Shares may be taxable Canadian property should consult their own tax advisors, including with respect to any notification or tax filing obligations under the Tax Act.

Holding and Disposing of Notes

Interest on and disposition of the Notes

Under the Tax Act, interest, principal and premium, if any, paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on Notes will not be subject to Canadian non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition of Notes, or the receipt of interest, premium or principal thereon by a Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of Notes.

Automatic Exchange

An exchange of Notes for Exchange Preference Shares pursuant to an Automatic Exchange will result in a disposition of such Notes for purposes of the Tax Act for proceeds equal to the fair market value of the Exchange Preference Shares which the Non-Resident Holder acquires on the exchange, not including any amount considered to be interest. A Non-Resident Holder will not generally be subject to tax under the Tax Act in respect of such disposition. The aggregate cost to a Non-Resident Holder of the Exchange Preference Shares acquired on an Automatic Exchange will be equal to the fair market value thereof at the time of the Automatic Exchange.

Holding and Disposing of Exchange Preference Shares

Dividends

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on Exchange Preference Shares will generally be subject to Canadian non-resident withholding tax under the Tax Act at a rate of 25 percent, subject to any reduction in the rate of such withholding under the provisions of an applicable income tax treaty or convention between Canada and the Non-Resident Holder’s country of residence. For example, under the Canada-United States Tax Convention (1980) (the “Treaty”), the rate of withholding tax for a Non-Resident Holder who is a resident of the United States and who fully qualifies for the benefits of the Treaty will generally be reduced to 15 percent.

Dispositions of Exchange Preference Shares

A Non-Resident Holder of Exchange Preference Shares who disposes of or is deemed to dispose of Exchange Preference Shares (other than as discussed below under “ — Redemption or Other Acquisition by the Company”) will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Exchange Preference Shares unless the Exchange Preference Shares constitute, or are deemed to constitute, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the Non-Resident Holder’s country of residence.

Redemption or Other Acquisition by the Company

If the Company redeems for cash or otherwise acquires the Exchange Preference Shares, other than by way of a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market (if one develops in respect of the Exchange Preference Shares), the Non-Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Company in excess of the paid-up capital of such shares for purposes of the Tax Act at such time. Such deemed dividend will be subject to the treatment described above under “Non-Resident Holders — Holding and Disposing of Exchange Preference Shares — Dividends”. The paid-up capital of the Exchange Preference Shares may be less than their redemption amount and therefore all or a portion of the amount paid by the Company may be treated as a dividend. The difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing any capital gain or capital loss arising on a disposition of such shares. See the section above under the heading “Non-Resident Holders — Holding and Disposing of Exchange Preference Shares — Dispositions of Exchange Preference Shares”.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of purchasing, owning, and disposing of the Notes. This summary addresses only U.S. Holders who purchase the Notes in the offering at the “issue price,” which is the first price at which a substantial amount of the Notes is sold for cash (other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers), and who hold the Notes (or the Exchange Preference Shares received pursuant to the Automatic Exchange, if applicable) as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment purposes). This summary does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including estate and gift tax, alternative minimum tax, and Medicare contribution tax consequences, as well as differing tax consequences that may apply if you are a holder subject to special rules, such as:

•	a financial institution;

•	a real estate investment trust, a regulated investment company, or an insurance company;

•	a dealer in securities or currencies;

•	a dealer or trader in securities that uses a mark-to-market method of tax accounting;

•	a person holding the Notes as part of a hedging transaction, “straddle,” conversion transaction, constructive sale, or other integrated transaction;

•	a person whose functional currency is not the U.S. dollar;

•	a tax-exempt entity, qualified retirement plan, individual retirement account, or other deferred account;

•	a person that owns directly, indirectly, or constructively 10% or more, by vote or value, of the outstanding equity interests of the Company or BFI;

•	a person subject to special tax accounting rules under Section 451(b) of the Code;

•	a U.S. expatriate; or

•	a partnership, S corporation, or other entity or arrangement classified as a partnership for U.S. federal income tax purposes, or a partner therein.

If you are a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of purchasing, owning, and disposing of the Notes to you and your partners generally will depend on the status of the partners and your activities. If you are a partnership owning the Notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal income tax consequences of owning the Notes.

This summary is based on the Code, the final, temporary, and proposed Treasury regulations thereunder (the “Treasury Regulations”), administrative pronouncements, and judicial decisions, all as in effect on the date hereof. All of the foregoing authorities are subject to differing interpretations or change (possibly with retroactive effect), and any such differing interpretations or change may result in U.S. federal income tax consequences to you that are materially different from those described herein. No ruling from the IRS has been or will be sought with respect to the matters described below, and the IRS may take a different view of the consequences described below.

This summary does not address any aspect of state, local, or non-U.S. taxation, or any taxes other than U.S. federal income taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local, or non-U.S. taxing jurisdiction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of a Note acquired pursuant to the offering (or an Exchange Preference Share received pursuant to the Automatic Exchange, if applicable) that is, for U.S. federal income tax purposes:

•	a citizen or an individual who is a resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States, any state therein, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) the administration of which is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The following summary is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Notes, and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. U.S. Holders should consult their tax advisers with respect to the U.S. federal, state, local, and non-U.S. tax consequences of the acquisition, ownership, and disposition of Notes (and the Exchange Preference Shares received pursuant to the Automatic Exchange, if applicable).

Tax Treatment of the Notes

The determination of whether an instrument is properly treated as indebtedness or equity for U.S. federal income tax purposes is based on all the relevant facts and circumstances at the time the instrument is issued. There is no direct legal authority as to the proper U.S. federal income tax treatment of an instrument with terms that are substantially identical to the terms of the Notes. In the absence of authority directly addressing the proper treatment of instruments such as the Notes, we intend to treat the Notes as indebtedness for U.S. federal income tax purposes, and the terms of the Notes require each holder of a Note to treat the Note as indebtedness for U.S. federal income tax purposes. However, we will not request any ruling from the IRS regarding the treatment of the Notes for U.S. federal income tax purposes, and the IRS or a court may conclude that the Notes should be treated as equity for U.S. federal income tax purposes (as described below). Prospective investors should consult their tax advisers as to the proper characterization of the Notes for U.S. federal income tax purposes.

Consequences if the Notes are Treated as Debt Instruments for U.S. Federal Income Tax Purposes

The discussion in this section assumes that the Notes are treated as indebtedness of BFI (and not of the Company) for U.S. federal income tax purposes. It is possible that the IRS or a court could conclude that the Notes should be treated as indebtedness of the Company for U.S. federal income tax purposes, in which case the consequences to U.S. Holders described below under “— Automatic Exchange” might be different. You should consult your tax adviser as to the proper characterization of the Notes for U.S. federal income tax purposes.

Certain Additional Payments

In certain circumstances (for example, as described under “Description of the Notes — Redemption on Tax Event or Rating Event”), BFI may be obligated to pay amounts on the Notes in excess of stated interest or principal. These potential payments may implicate the Treasury Regulations relating to “contingent payment debt instruments.” We do not intend to treat the possibility of paying such additional amounts as causing the Notes to be treated as contingent payment debt instruments. However, the IRS may take a contrary position. If the IRS takes a contrary position, you may be required to accrue interest income based upon a “comparable yield” (as defined in the Treasury Regulations) determined at the time of issuance of the Notes, with adjustments to such accruals when any contingent payments are made that differ from the payments based on the comparable yield. In addition, any income on the sale or other taxable disposition of the Notes would be treated as interest income rather than as capital gain. Our determination that the Notes are not contingent payment debt instruments is binding on you, unless you disclose a contrary position to the IRS in the manner required by applicable Treasury Regulations. The remainder of this discussion assumes that the Notes are not treated as contingent payment debt instruments. You should consult your tax adviser regarding the tax consequences to you if the Notes are treated as contingent payment debt instruments.

Payments of Interest

In general, interest paid on the Notes should be taxable to you as ordinary income when paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes to the extent that such interest is “qualified stated interest.” Qualified stated interest generally is interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate or one or more specified variable rates to the extent provided under Treasury Regulations applicable to variable rate debt instruments. If the Notes are issued with more than a de minimis amount of OID under the applicable Treasury Regulations (as discussed below), you must include OID (which may include any amount of stated interest that is not “qualified stated interest”) in your gross income for U.S. federal income tax purposes as it accrues using a constant yield method, regardless of your method of accounting and irrespective of when you receive any payment attributable to such income. The calculation of the amount of such accruals may be complex, and therefore you should consult your tax adviser regarding the tax consequences if the Notes are treated as issued (or deemed reissued, as discussed below) with OID.

We intend to treat the Notes as variable rate debt instruments for U.S. federal income tax purposes. Accordingly, under the Treasury Regulations applicable to variable rate debt instruments, to determine the amount of OID, if any, and qualified stated interest in respect of the Notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is a hypothetical instrument that has terms that are identical to those of the Notes, except that the equivalent fixed rate debt instrument generally provides for fixed rate substitutes in lieu of the actual rates on the Notes. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a qualified floating rate (“QFR”) that would preserve the fair market value of the Notes, and (ii) second, each QFR (including the QFR determined under the foregoing clause (i)) is converted to a fixed rate substitute (which generally would be the value of that QFR as of the issue date of the Notes). Once the equivalent fixed rate debt instrument has been constructed pursuant to the foregoing rules, the amount of OID and qualified stated interest, if any, are determined by applying the general OID rules to the equivalent fixed rate debt instrument. If any OID is determined under the foregoing rules, you will account for such OID and qualified stated interest as if you held the equivalent fixed rate debt instrument. For each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the equivalent fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the Notes during the accrual period. We will determine whether we believe the Notes are issued with OID under these rules, and we intend to make information available to a U.S. Holder, upon written request, as to the amount of any such OID. There is no certainty that the IRS will agree with our determination. We do not expect the Notes to be treated as issued with OID for U.S. federal income tax purposes under the foregoing rules applicable to variable rate debt instruments.

The Notes may also be treated as issued with OID as a result of BFI’s option to defer payments of interest for one or more optional Deferral Periods if, as a consequence, the interest is not considered qualified stated interest. Treasury Regulations provide that a debt instrument will not be treated as issued with OID by reason of its issuer’s ability to defer payments of interest if the likelihood of such deferral is “remote.” We intend to take the position, and this discussion assumes, that, as of the date of this prospectus supplement, the likelihood of deferring payments of interest under the terms of the Notes is “remote” within the meaning of the Treasury Regulations. Based on the foregoing, we do not intend to treat the Notes as issued with OID by reason of our deferral option. However, our position is not binding on the IRS or a court. If the IRS or a court takes a contrary position, you may be required to accrue OID from the time of issuance, as described below, regardless of your method of accounting for U.S. federal income tax purposes. In the event BFI were to exercise the option to defer payments of interest, the Notes would be treated as retired and reissued for their issue price solely for purposes of the OID rules, and you would be required to treat all stated interest on the deemed reissued Notes as OID. Consequently, over the remaining term of the Notes, you would be required to include all stated interest in gross income as it accrues using a constant yield method, without regard to the time interest is actually paid on the Notes and without regard to your regular method of accounting for U.S. federal income tax purposes.

The amount of interest on the Notes that is taxable as ordinary income will include any amounts withheld in respect of Canadian taxes and, without duplication, any Additional Amounts. Interest on the Notes and Additional Amounts generally will constitute income from sources outside the United States and generally will constitute “passive category income” for the purpose of calculating the foreign tax credit allowable to you. The rules relating to foreign tax credits are complex, and you should consult your tax adviser regarding the availability of a foreign tax credit under your particular circumstances.

Sale or Other Taxable Disposition of the Notes

Upon the sale or other taxable disposition of a Note, you will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale or other taxable disposition (less any amount attributable to accrued but unpaid interest, which will be taxable as interest income and subject to the rules described above under “— Payments of Interest”) and your adjusted tax basis in the Note. Assuming that BFI does not exercise its option to defer interest payments on the Notes and the Notes are not otherwise treated as issued with OID, your tax basis in a Note generally will equal the cost of your Note. If the Notes are treated as issued (or deemed reissued) with OID, your adjusted tax basis in a Note generally will equal the cost of your Note, increased by any OID previously included in income, and decreased by payments received on the Note after the date of such issuance (or deemed reissuance, as applicable). Any gain or loss generally will be U.S.-source income or loss for purposes of calculating your foreign tax credit limitation.

Gain or loss recognized on the sale or other taxable disposition of a Note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Note has been held for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

Automatic Exchange

Upon the exchange of Notes for Exchange Preference Shares pursuant to the Automatic Exchange, you generally should recognize capital gain or loss, for U.S. federal income tax purposes, equal to the difference between (i) the sum of the fair market value as of the Exchange Time of the Exchange Preference Shares received (less any amount in respect of accrued but unpaid interest, which will be taxable as interest income and subject to the rules described above under “— Payments of Interest”) and (ii) your adjusted tax basis in the Notes exchanged. Your initial tax basis in the Exchange Preference Shares received will equal their fair market value, and your holding period for such shares will commence on the day after the date of receipt. Gain or loss so recognized pursuant to the Automatic Exchange generally will be treated as described above under “— Sale or Other Taxable Disposition of the Notes.”

Consequences if the Notes are Treated as Equity for U.S. Federal Income Tax Purposes

The discussion in this section assumes that the Notes are treated as equity of BFI (and not of the Company) for U.S. federal income tax purposes.

Payments of Interest

In general, the gross amount of each payment of interest on the Notes (including any amounts withheld in respect of Canadian taxes and, without duplication, any Additional Amounts paid with respect thereto) will be included in your gross income as a dividend to the extent paid out of BFI’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussion below under “— PFIC Considerations,” to the extent that the amount of any such payment exceeds BFI’s current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the Notes, and to the extent the amount of such payment exceeds your tax basis, the excess will be treated as capital gain from the sale or other taxable disposition of the Notes. BFI currently does not intend to calculate its earnings and profits under U.S. federal income tax principles. Thus, in the event that the Notes are treated as equity for U.S. federal income tax purposes, payments of interest generally will be treated as dividends for U.S. federal income tax reporting purposes.

If you are a non-corporate U.S. Holder, certain dividends paid to you by “qualified foreign corporations” may be taxed at preferential rates generally applicable to long-term capital gains. However, these favorable rates are available only if certain conditions are met, including that you hold the applicable security for a minimum period during which you are not protected from the risk of loss. The IRS has ruled that where a security treated as equity for U.S. federal income tax purposes provides for repayment of the principal amount at maturity, a holder’s creditor rights with respect to the principal repayment may constitute protection from the risk of loss. Moreover, the Company’s full and unconditional guarantee, on a subordinated basis, as to payment of principal, premium (if any) and interest and certain other amounts on the Notes may constitute protection from the risk of loss. Accordingly, the minimum holding period requirement might not be met with respect to the Notes. Moreover, even if the holding period requirement is met, such preferential rates will not apply if BFI is treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. Nor will such preferential rates apply unless BFI is eligible for the benefits of the income tax treaty between Canada and the United States. No assurance can be provided as to BFI’s status under the PFIC rules or its eligibility for such income tax treaty benefits. Interest payments on the Notes will not be eligible for the dividends-received deduction allowed to corporations. You should consult your tax adviser regarding the application of the relevant rules in light of your particular circumstances.

Interest on the Notes (treated as dividends for U.S. federal income tax purposes) generally will constitute foreign-source income for foreign tax credit limitation purposes. However, if, as described above, your creditor rights with respect to the principal repayment (or the Company’s guarantee) constitute protection from the risk of loss, you may not be able to meet the minimum holding period necessary to claim foreign tax credits in the case that any Canadian tax is withheld from interest payments. The rules governing the foreign tax credit are complex. You should consult your tax adviser regarding the availability of the foreign tax credit with respect to your particular circumstances.

Sale or Other Taxable Disposition of the Notes

Subject to the discussion below under “— PFIC Considerations,” upon the sale or other taxable disposition of a Note, you generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale or taxable disposition and your adjusted tax basis in the Note. Your adjusted tax basis in a Note generally will equal the cost of the Note. Gain or loss, if any, generally will be U.S.-source income or loss for purposes of calculating your foreign tax credit limitation. Gain or loss recognized on the sale or other taxable disposition of a Note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition your holding period for the Note is more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

PFIC Considerations

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” under the PFIC rules or (ii) 50% or more of its gross assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, royalties, and certain gains. For purposes of the foregoing tests, passive income generally does not include interest or dividends received or accrued from a “related person” (as defined under the Code) to the extent such amounts are properly allocable to income of such related person which is not passive income. If a corporation is treated as a PFIC with respect to you for any taxable year, it generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

BFI has made no determination as to whether it is likely to be a PFIC for any taxable year. The determination of whether a non-U.S. corporation such as BFI is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and depends on the composition of the corporation’s income and assets from time to time and the nature of its activities. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Consequently, there can be no assurance as to the PFIC status of BFI for the current or any future taxable year.

If BFI were a PFIC for any taxable year during your holding period for the Notes, and the Notes were treated for U.S. federal income tax purposes as equity of BFI, then gain recognized by you on a sale or other taxable disposition of the Notes would be allocated ratably over your holding period for the Notes. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before BFI became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Similar treatment might apply to certain “excess distributions.”

In general, a U.S. shareholder is permitted to make certain elections to mitigate the adverse tax consequences of owning stock of a PFIC. However, no assurance can be provided that any such election will be available to you with respect to the Notes. Subject to certain exceptions, a U.S. person that owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file the report could result in the extension of the statute of limitations with respect to such U.S. person’s federal income tax returns. You should consult your tax adviser regarding the application of the foregoing PFIC rules with respect to your ownership and disposition of the Notes.

Consequences of the Ownership and Disposition of Exchange Preference Shares

Taxation of Distributions

In general, the gross amount of a distribution paid to you with respect to Exchange Preference Shares (including any amounts withheld in respect of Canadian taxes) will be included in your gross income as a dividend to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussion below under “— PFIC Considerations,” to the extent that the amount of a distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the Exchange Preference Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be treated as capital gain from the sale or other taxable disposition of the Exchange Preference Shares. The Company currently does not intend to calculate its earnings and profits under U.S. federal income tax principles. Thus, distributions generally will be treated as dividends for U.S. federal income tax reporting purposes.

If the Exchange Preference Shares are readily tradable on an established U.S. securities market within the meaning of the Code or if the Company is eligible for benefits under the income tax treaty between Canada and the United States, the Company generally would constitute a “qualified foreign corporation” for U.S. federal income tax purposes. In such case, dividends received by non-corporate U.S. Holders of Exchange Preference Shares generally would be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and the Company is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on Exchange Preference Shares generally will not be eligible for the dividends-received deduction allowed to corporations. You should consult your tax adviser regarding the application of the relevant rules to the ownership and disposition of the Exchange Preference Shares in light of your particular circumstances.

Dividends paid by the Company generally will constitute foreign-source income for foreign tax credit limitation purposes. You may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining your U.S. federal income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of your foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends on Exchange Preference Shares generally will constitute “passive category income” for the purpose of calculating the foreign tax credit allowable to you. The rules governing the foreign tax credit are complex. You should consult your tax adviser regarding the availability of the foreign tax credit with respect to your particular circumstances.

Sale or Other Taxable Disposition of Exchange Preference Shares

Subject to the discussion below under “— PFIC Considerations,” upon the sale or other taxable disposition of Exchange Preference Shares, you generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the Exchange Preference Shares. Gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition your holding period for the Exchange Preference Shares is more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to reduced tax rates. The deductibility of capital losses is subject to limitations. Gain recognized by you from a sale or other taxable disposition of Exchange Preference Shares generally will be treated as income from U.S. sources for foreign tax credit limitation purposes.

PFIC Considerations

Based on its current and expected income, assets, and activities, the Company does not expect to be classified as a PFIC for the current taxable year or for the foreseeable future. However, the determination of whether the Company is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and depends on the composition of the Company’s income and assets from time to time and the nature of its activities. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Consequently, there can be no assurance as to the PFIC status of the Company for the current or any future taxable year. If the Company were treated as a PFIC for any taxable year during your holding period for Exchange Preference Shares, then the U.S. federal income tax consequences described above under “Consequences if the Notes are Treated as Equity for U.S. Federal Income Tax Purposes — PFIC Considerations” generally would apply to your ownership and disposition of Exchange Preference Shares. You should consult your tax adviser regarding the potential application of the PFIC rules to your ownership and disposition of Exchange Preference Shares.

Backup Withholding and Information Reporting

Information reporting may apply to payments of interest on the Notes (and OID, if applicable) and proceeds received from a sale or other taxable disposition of the Notes, as well as dividends received with respect to the Exchange Preference Shares and proceeds from the disposition of those shares, unless you are an exempt recipient. You may also be subject to backup withholding on these payments in respect of your Notes or Exchange Preference Shares unless you provide your taxpayer identification number and otherwise comply with the applicable requirements of the backup withholding rules or you provide proof of an applicable exemption. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

You may be required to report information relating to an interest in the Notes or Exchange Preference Shares or an account through which the Notes or Exchange Preference Shares are held, subject to certain exceptions (including an exception for Notes or Exchange Preference Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938 to your tax return for each year in which you hold an interest in the Notes or Exchange Preference Shares. You should consult your tax adviser regarding the information reporting requirements relating to your ownership of the Notes or Exchange Preference Shares.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated December 10, 2024, BFI has agreed to sell to the underwriters named below, for whom BofA Securities, Inc. and Citigroup Global Markets Inc. are acting as representatives (the “Representatives”), the following respective principal amounts of Notes:

Underwriter	Principal Amount of Notes (US$)
BofA Securities, Inc.	$175,000,000
Citigroup Global Markets Inc.	175,000,000
Mizuho Securities USA LLC	87,500,000
SMBC Nikko Securities America, Inc.	87,500,000
Banco Bradesco BBI S.A.	17,500,000
BNP Paribas Securities Corp.	17,500,000
Brookfield Securities LLC	17,500,000
Desjardins Securities Inc.	17,500,000
Itau BBA USA Securities, Inc.	17,500,000
MUFG Securities Americas Inc.	17,500,000
SG Americas Securities, LLC	17,500,000
National Bank of Canada Financial Inc.	17,500,000
Natixis Securities Americas LLC	17,500,000
Santander US Capital Markets LLC	17,500,000
Total	$700,000,000

The offering price of US$700,000,000 (less the underwriters’ fees of US$7,000,000) will be payable in cash to BFI against delivery on or about December 17, 2024.

The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the Notes may be terminated.

The obligations of the underwriters under the underwriting agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (i) the suspension of the trading in the Class A Shares by the SEC, any Canadian securities regulatory authority, the NYSE or the TSX or the suspension or limitation of trading in securities generally on the NYSE or on the TSX or the establishment of minimum prices on either of such exchanges; (ii) the declaration of a banking moratorium either by U.S. federal, New York State or Canadian authorities; and (iii) the occurrence of any outbreak or the escalation of hostilities, the declaration by the U.S. or Canada of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Notes as contemplated by this Prospectus. The public offering price of the Notes was determined by negotiation between BFI, the Company and the underwriters.

The offering of the Notes is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system adopted by the United States. The Notes will be offered in the United States and Canada through the underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. No sales will be effected in any province of Canada by any underwriter not duly registered as a securities dealer under the laws of such province, other than sales effected pursuant to the exemptions from the registration requirements under the laws of such province. This offering will be made in Canada by Merrill Lynch Canada Inc., a broker-dealer affiliate of BofA Securities, Inc. and Citigroup Global Markets Canada Inc., a broker-dealer affiliate of Citigroup Global Markets Inc. BofA Securities, Inc., Citigroup Global Markets Inc., Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., Banco Bradesco BBI S.A., BNP Paribas Securities Corp., Brookfield Securities LLC, Desjardins Securities Inc., Itau BBA USA Securities, Inc., MUFG Securities Americas Inc., SG Americas Securities, LLC, National Bank of Canada Financial Inc., Natixis Securities Americas LLC and Santander US Capital Markets LLC, whom we refer to in this prospectus supplement as underwriters, will not offer and sell the Notes in Canada. Bradesco Securities, Inc. will act as agent of Banco Bradesco BBI S.A. for sales of the Notes in the United States of America. Banco Bradesco BBI S.A. and Desjardins Securities Inc. are not broker-dealers registered with the SEC, and therefore may not make any sales of any Notes in the United States to U.S. persons. Banco Bradesco BBI S.A. and Bradesco Securities, Inc. are affiliates of Banco Bradesco S.A.

The underwriters propose to offer the Notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of 0.600% of the principal amount per Note. The underwriters and selling group members may allow a discount of 0.400% of the principal amount per Note on sales to other brokers/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to brokers/dealers.

After a reasonable effort has been made to sell all of the Notes at the public offering price on the cover page of this prospectus supplement, the underwriters may subsequently reduce and thereafter change, from time to time, the price at which the Notes are offered, provided that the Notes are not at any time offered at a price greater than the public offering price on the cover page of this prospectus supplement. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Notes is less than the gross proceeds paid by the underwriters to BFI.

The following table shows the underwriting fees and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

Paid by BFI
Per Note	1.000%

BFI estimates that its “out of pocket” expenses for this offering, including filing fees, printing fees and legal and accounting expenses, but not the underwriting fees and commissions, will be approximately US$750,000.

The Notes are a new issue of securities with no established trading market and will not be listed on any securities or stock exchange. One or more of the underwriters intends to make a secondary market for the Notes. However, they are not obligated to do so and may discontinue making a secondary market for the Notes at any time without notice. No assurance can be given as to how liquid the trading market for the Notes will be. See “Risk Factors.”

In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may sell a greater principal amount of Notes than they are required to purchase in connection with the offering of the Notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. None of BFI, the Company or any of the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. The underwriters are not required to engage in any of these transactions and may end any of them at any time.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount or commission received by it because the underwriters have repurchased Notes sold by or for the account of such other underwriter in stabilizing or short-covering transactions.

In the underwriting agreement, BFI and the Company have agreed that they will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by BFI, the Company or any affiliate of BFI, the Company or any person in privity with BFI, the Company or any affiliate of BFI or the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any senior debt securities issued or guaranteed by BFI or the Company (other than the Notes) or publicly announce an intention to effect any such transaction, until the closing of the offering of the Notes. For the avoidance of doubt, this provision shall not prohibit the incurrence of indebtedness by Brookfield under any commercial paper program or under Brookfield’s revolving credit facilities in effect on the date of the underwriting agreement. BFI and the Company have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

The Notes offered by this Prospectus may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such Notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any Notes offered by this Prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to BFI and its affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for BFI and its affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect the future trading price of the Notes offered hereby. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of BFI or its affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the 5th business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery date may be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to the delivery date should consult their own advisor.

Conflicts of Interest

Brookfield Securities LLC, one of the underwriters of this offering, is an affiliate of BFI and, therefore, has a conflict of interest under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to Rule 5121, Brookfield Securities LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written approval of the customer. A qualified independent underwriter is not required to participate in this offering because the Notes offered will be investment grade rated.

Notice to Prospective Investors in the European Economic Area

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This Prospectus has been prepared on the basis that any offer of Notes in the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. This Prospectus is not a prospectus for the purposes of the Prospectus Regulation.

In connection with the offering, BofA Securities, Inc. and Citigroup Global Markets Inc. are not acting for anyone other than BFI and will not be responsible to anyone other than BFI for providing the protections afforded to their clients nor for providing advice in relation to the offering.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of  (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended “EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This Prospectus has been prepared on the basis that any offer of Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of Notes. This Prospectus is not a prospectus for the purposes of the UK Prospectus Regulation or the FSMA.

In the UK, this document is for distribution only to, and is only directed at, qualified investors (as defined in the UK Prospectus Regulation) who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this offering memorandum nor any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to the FinSA, and neither this Prospectus nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Hong Kong

No underwriter nor any of their affiliates (i) have offered or sold, or will offer or sell, in Hong Kong, by means of any document, the Notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) have issued or had in its possession for the purposes of issue, or will issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan, Act No. 25 of 1948, as amended (the “FIEA”) and the underwriters will not offer or sell any of the Notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, FIEA and any other applicable laws, regulations and ministerial guidelines promulgated by the relevant Japanese governmental or regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the Notes are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law. Singapore Securities and Futures Act Product Classification – Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, BFI has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

PRIOR SALES

No debt securities have been issued by BFI during the 12 months preceding the date of this prospectus supplement except for (i) the issuance of the 2054 notes at a price of 100% of their principal amount, (ii) the issuance of the additional 2054 notes at a price of 101.435% of their principal amount, and (iii) the issuance of the 2035 notes at a price of 99.994% of their principal amount.

LEGAL MATTERS

The validity of the Notes being offered hereby will be passed upon for the Company and BFI by Torys LLP of Toronto, Ontario, and New York, New York, with respect to certain matters of Canadian law and of United States law, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP of Toronto, Ontario, with respect to certain matters of United States law and Goodmans LLP of Toronto, Ontario, with respect to certain matters of Canadian law. As at December 6, 2024, the partners and associates of each of Torys LLP and Goodmans LLP owned beneficially as a group, directly or indirectly, less than 1% of our outstanding shares.

Base Shelf Prospectus

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except where an exemption from such delivery requirements is available.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, and the prospectus contained herein is not complete and may be changed. These securities may not be offered or sold prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell in any U.S. state where the offer or sale is not permitted.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, Telephone: (416) 363-9491, and are also available electronically on SEDAR+ at www.sedarplus.ca.

New Issue and/or Secondary Offering	May 31, 2024

SHORT FORM BASE SHELF PROSPECTUS

US$3,500,000,000

BROOKFIELD

CORPORATION

Debt Securities

Class A Preference Shares

Class A Limited Voting Shares

BROOKFIELD FINANCE INC. Debt Securities	BROOKFIELD FINANCE II INC. Debt Securities	BROOKFIELD CAPITAL FINANCE LLC Debt Securities

BROOKFIELD FINANCE II LLC	BROOKFIELD FINANCE (AUSTRALIA) PTY LTD	BROOKFIELD FINANCE I (UK) PLC

Preferred Shares (representing limited liability company interests)	Debt Securities	Debt Securities

During the 25-month period that this short form base shelf prospectus, including any amendments hereto (this “Prospectus”), remains effective, (i) each of Brookfield Corporation (the “Company” or “BN”), Brookfield Finance Inc. (“BFI”), Brookfield Capital Finance LLC (the “US LLC Issuer”), Brookfield Finance II Inc. (“BFI II”), Brookfield Finance (Australia) Pty Ltd (the “AUS Issuer”) and Brookfield Finance I (UK) PLC (the “UK Issuer” and, together with BFI, the US LLC Issuer, BFI II and the AUS Issuer, the “Finance Debt Issuers”) may from time to time offer and issue senior or subordinated, as applicable, unsecured debt securities (the “BN Debt Securities”, “BFI Debt Securities”, “US LLC Debt Securities”, “BFI II Debt Securities”, “AUS Issuer Debt Securities” and “UK Issuer Debt Securities” respectively, and collectively the “Debt Securities”), (ii) the Company may from time to time offer and issue Class A Preference Shares (the “BN Preference Shares”) and Class A Limited Voting Shares (the “Class A Shares”) and (iii) Brookfield Finance II LLC (the “US Pref Issuer”) (collectively with BN, BFI, the US LLC Issuer, BFI II, the AUS Issuer and the UK Issuer, the “Issuers” and each an “Issuer”) may from time to time offer and issue preferred shares representing limited liability company interests (the “US Preferred Shares”, and together with the BN Preference Shares, the “Preference Securities”, and the Preference Securities, Class A Shares and Debt Securities collectively referred to herein as the “Securities”). Each of the BFI Debt Securities, US LLC Debt Securities, BFI II Debt Securities, AUS Issuer Debt Securities and UK Issuer Debt Securities will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by the Company, and the US Preferred Shares will be fully and unconditionally guaranteed as to the payment of distributions when due, the payment of amounts due on redemption, and the payment of amounts due on the liquidation, dissolution or winding-up of the US Pref Issuer, in each case by the Company. Certain of the limited partners of Oaktree Capital Group Holdings, L.P. (“OCGH”) (collectively, the “Selling Shareholders”) may also from time to time offer and sell Class A Shares pursuant to this Prospectus. See “Selling Shareholders”.

The Company, BFI and BFI II are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of U.S. companies prepared in conformity with accounting principles generally accepted in the United States.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in Canada or are residents in, or citizens of, the United States may not be described fully herein or in a Prospectus Supplement (as defined below). Prospective investors should consult their own tax advisors with respect to their particular circumstances.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company, BFI, BFI II, the AUS Issuer and the UK Issuer are incorporated or organized under the laws of a foreign jurisdiction outside of the United States and that some or all of the officers and directors of the Issuers may be residents of a foreign jurisdiction outside of the United States, that some or all of the underwriters or experts named or to be named in the registration statement may be residents of a foreign jurisdiction outside of the United States and that such persons and all or a substantial portion of the assets of the Issuers and such persons may be located outside the United States.

See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” beginning on pages iii and 2 for a discussion of certain risks that you should consider in connection with an investment in these Securities.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”), ANY U.S. STATE SECURITIES COMMISSION, OR ANY CANADIAN REGULATORY AUTHORITY, NOR HAS THE COMMISSION, ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Collectively, the Selling Shareholders may offer and sell Class A Shares and the Issuers may offer and issue Securities either separately or together, in one or more offerings in an aggregate principal amount of up to US$3,500,000,000 (or the equivalent in other currencies or currency units). Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in one or more prospectus supplements (each a “Prospectus Supplement”) to be delivered to purchasers together with this Prospectus, and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Issuer or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis), any exchange or conversion terms and any other specific terms, (ii) in the case of the BN Preference Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms, (iii) in the case of Class A Shares, the number of shares offered, the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price (in the event the offering is a non-fixed price distribution, including, in the case of the Company but not the Selling Shareholders, sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102” and, as so defined, an “ATM Distribution”) and any other specific terms, including in the case of offers and sales by the Selling Shareholders, the names of such Selling Shareholders and the number of and prices at which such Class A Shares are proposed to be sold by them, and (iv) in the case of the US Preferred Shares, the designation of the particular class, series, aggregate principal amount, the number of shares representing limited liability company interests offered, the issue price, the distribution rate, the distribution payment dates, any terms for redemption at the option of the US Pref Issuer or the holder, any exchange or conversion terms and any other specific terms. Each such Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. The Issuers have filed an undertaking with the securities regulatory authorities in each of the provinces of Canada that they will not distribute, under this Prospectus, Securities that, at the time of distribution, are novel without pre-clearing the disclosure to be contained in the Prospectus Supplement, pertaining to the distribution of such Securities, with the applicable regulator.

The Company’s, BFI’s and BFI II’s head and registered offices are at Brookfield Place, Suite 100, 181 Bay Street, P.O. Box 762, Toronto, Ontario, M5J 2T3. The US LLC Issuer’s and the US Pref Issuer’s head and registered office is at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, United States 10281-1023. The AUS Issuer’s registered and head office is Brookfield Place, Level 19, 10 Carrington Street, Sydney, NSW 2000, Australia. The UK Issuer’s registered and head office is Level 25 One Canada Square, London, United Kingdom, E14 5AA.

The Issuers may sell the Securities and the Selling Shareholders may sell Class A Shares to or through underwriters or dealers or directly to investors or through agents. This Prospectus may qualify an ATM Distribution of Class A Shares. No Selling Shareholder may distribute Class A Shares pursuant to an ATM Distribution. The Prospectus Supplement relating to each series of offered Securities will identify each person who may be deemed to be an underwriter or agent with respect to such series and will set forth the terms of the offering of such series, including, to the extent applicable, the purchase price or prices of the offered Securities, the initial offering price, the proceeds to the applicable Issuer and/or Selling Shareholder from the sale of the offered Securities, the underwriting discounts and other items constituting underwriters’ compensation, as applicable, and any discounts or concessions to be allowed or re-allowed or paid to dealers. The managing underwriter or underwriters with respect to each series sold to or through underwriters will be named in the related Prospectus Supplement.

In connection with any offering of Securities, other than an ATM Distribution, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No agent of an ATM Distribution, and no person or company acting jointly or in concert with an agent of an ATM Distribution, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed pursuant to the ATM Distribution, including selling an aggregate number or principal amount of securities that would result in the agent creating an over-allocation position in the securities. See “Plan of Distribution”.

The outstanding BN Preference Shares, Series 2, Series 4, Series 13, Series 17, Series 18, Series 24, Series 26, Series 28, Series 30, Series 32, Series 34, Series 36, Series 37, Series 38, Series 40, Series 42, Series 44, Series 46, Series 48, Series 51 and Series 52 are listed for trading on the Toronto Stock Exchange (“TSX”). The outstanding Class A Shares are listed for trading on the New York Stock Exchange (“NYSE”) and the TSX. The Existing BFI Subordinated Debt Securities, the Existing UK Issuer Senior Debt Securities and the Existing UK Issuer Subordinated Debt Securities (each as defined below) are listed for trading on the NYSE.

The US LLC Issuer, the US Pref Issuer, the AUS Issuer, the UK Issuer, certain directors of each of the Company, the AUS Issuer and the UK Issuer and certain managers of the US LLC Issuer and the US Pref Issuer (collectively, the “Non-Residents”) are incorporated, continued or otherwise organized under the laws of a non-Canadian jurisdiction or reside outside of Canada, as applicable. Although each of the Non-Residents has appointed the Company, Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, as its agent for service of process in Ontario, it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a non-Canadian jurisdiction or resides outside of Canada, even if the Non-Resident has appointed an agent for service of process. See “Agent for Service of Process”.

There is no market through which the Debt Securities or the Preference Securities may be sold and purchasers may not be able to resell Debt Securities or Preference Securities purchased under this Prospectus. This may affect the pricing of the Debt Securities or the Preference Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities or the Preference Securities, and the extent of issuer regulation. See “Risk Factors”.

In this Prospectus, unless the context otherwise indicates, references to the “Company” refer to Brookfield Corporation and references to “we”, “us”, “our” and “Brookfield” refer to the Company and its direct and indirect subsidiaries including BFI, the US LLC Issuer, BFI II, the AUS Issuer, the UK Issuer and the US Pref Issuer. All dollar amounts set forth in this Prospectus and any Prospectus Supplement are in U.S. dollars, except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities regulatory authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the Commission, are specifically incorporated by reference in this Prospectus:

(a)	the Company’s annual information form for the financial year ended December 31, 2023 (the “AIF”);

(b)	the Company’s audited comparative consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2023 and 2022, together with the accompanying auditor’s report thereon;

(c)	the management’s discussion and analysis for the audited comparative consolidated financial statements referred to in paragraph (b) above (the “MD&A”);

(d)	the Company’s unaudited comparative interim consolidated financial statements for the three months ended March 31, 2024 and 2023;

(e)	the management’s discussion and analysis for the unaudited comparative interim consolidated financial statements referred to in paragraph (d) above (the “Interim MD&A”); and

(f)	the Company’s management information circular dated April 25, 2024.

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Any documents of the Company, and if applicable, the Finance Debt Issuers and the US Pref Issuer, of the type described in item 11.1 of Form 44-101F1 — Short Form Prospectus, and any “template version” of “marketing materials” (each as defined in National Instrument 41-101 — General Prospectus Requirements (“NI 41-101”)), that are required to be filed by the Company, and if applicable, the Finance Debt Issuers and the US Pref Issuer with the applicable securities regulatory authorities in Canada, after the date of this Prospectus and prior to the termination of the applicable offering of Securities shall be deemed to be incorporated by reference into this Prospectus. Each annual report on Form 40-F filed by the Company will be incorporated by reference into this Prospectus and the U.S. registration statement on Forms F-10 and F-3 of which it forms a part (the “Registration Statement”). In addition, any report on Form 6-K filed by the Company with the Commission after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the Registration Statement if and to the extent expressly provided in such report. The Company’s reports on Form 6-K and its annual report on Form 40-F are available at the Commission’s website at www.sec.gov.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form and new interim or annual financial statements being filed with and, where required, accepted by the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous interim or annual financial statements and all material change reports filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new management information circular in connection with an annual meeting being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for purposes of the offering of Securities covered by that Prospectus Supplement.

Prospective investors should rely only on the information incorporated by reference or contained in this Prospectus or any Prospectus Supplement and on the other information included in the Registration Statement relating to the Securities and of which this Prospectus is a part. The Issuers have not authorized anyone to provide different or additional information.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 telephone: (416) 363-9491, and are also available electronically on System for Electronic Document Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca.

AVAILABLE INFORMATION

The Issuers have filed the Registration Statement with the Commission under the United States Securities Act of 1933, as amended (the “Securities Act”). This Prospectus does not contain all of the information set forth in such Registration Statement, to which reference is made for further information.

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Commission maintains an Internet site (http://www.sec.gov) that makes available reports and other information that the Company files or furnishes electronically with it. The Company’s Internet site can be found at http://bn.brookfield.com. The information on our website is not incorporated by reference into this Prospectus and should not be considered a part of this Prospectus, and the reference to our website in this Prospectus is an inactive textual reference only.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of United States securities laws, including the U.S. Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions (previously referred to as “insurance solutions”), renewable power and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) other risks and factors detailed in this Prospectus under the heading “Risk Factors” as well as in the AIF under the heading “Business Environment and Risks” and the MD&A under the heading “Part 6 — Business Environment and Risks” and the risks included in the Interim MD&A, each incorporated by reference in this Prospectus, as well as in other documents filed by Brookfield from time to time with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Nonetheless, all of the forward-looking statements contained in this Prospectus or in documents incorporated by reference herein are qualified by these cautionary statements. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

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SUMMARY

The Company

The Company is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world via its three core businesses: Alternative Asset Management, Wealth Solutions, and its Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate. Employing a highly disciplined approach to capital allocation, the Company leverages its conservatively managed balance sheet, extensive operational experience, and global sourcing networks to continuously deliver capital appreciation and cash flow growth throughout market cycles. The Company’s Class  A Shares are co-listed on the NYSE and the TSX under the symbol “BN”.

BFI

BFI was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is an indirect 100% owned subsidiary of the Company. BFI has issued or become an obligor under approximately US$8.75 billion of unsecured senior debt securities (the “Existing BFI Senior Debt Securities”) as of the date hereof. The Existing BFI Senior Debt Securities are fully and unconditionally guaranteed by the Company. BFI has also issued approximately US$400 million of unsecured subordinated debt securities (the “Existing BFI Subordinated Debt Securities”) as of the date hereof. The Existing BFI Subordinated Debt Securities are fully and unconditionally guaranteed, on a subordinated basis, by the Company. The Existing BFI Subordinated Debt Securities are listed for trading on the NYSE under the symbol “BNH”.

The US LLC Issuer

The US LLC Issuer was formed on August 12, 2022 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of the Company. The US LLC Issuer has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own, other than the issuance of the US LLC Debt Securities and the investments it makes with the net proceeds of such US LLC Debt Securities. The US LLC Issuer has issued approximately US$550 million of unsecured senior debt securities (the “Existing US LLC Issuer Debt Securities”) as of the date hereof. The Existing US LLC Issuer Debt Securities are fully and unconditionally guaranteed by the Company.

BFI II

BFI II was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a direct 100% owned subsidiary of the Company. BFI II has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own, other than the issuance of the BFI II Debt Securities and the investments it makes with the net proceeds of such BFI II Debt Securities. BFI II has issued approximately C$1 billion of unsecured senior debt securities (the “Existing BFI II Debt Securities”) as of the date hereof. The Existing BFI II Debt Securities are fully and unconditionally guaranteed by the Company.

The AUS Issuer

The AUS Issuer was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is an indirect 100% owned subsidiary of the Company. The AUS Issuer has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.

The UK Issuer

The UK Issuer was incorporated on September 25, 2020 under the UK Companies Act 2006 and is an indirect 100% owned subsidiary of the Company. The registered number of the UK Issuer is 12904555. The UK Issuer has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own, other than the issuance of the UK Issuer Debt Securities and the investments it makes with the net proceeds of such UK Issuer Debt Securities. The UK Issuer has issued approximately US$600 million of unsecured senior debt securities (the “Existing UK Issuer Senior Debt Securities”) as of the date hereof. The Existing UK Issuer Senior Debt Securities are fully and unconditionally guaranteed by the Company. Subsequent to the issuance of the Existing UK Issuer Senior Debt Securities, BFI was added as a co-obligor of the Existing UK Issuer Senior Debt Securities. The UK Issuer has also issued approximately US$230 million of unsecured subordinated debt securities (the “Existing UK Issuer Subordinated Debt Securities”) as of the date hereof. The Existing UK Issuer Subordinated Debt Securities are fully and unconditionally guaranteed, on a subordinated basis, by the Company. The Existing UK Issuer Senior Debt Securities and the Existing UK Issuer Subordinated Debt Securities are listed for trading on the NYSE under the symbols “BN /32” and “BNJ”, respectively.

The US Pref Issuer

The US Pref Issuer was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of the Company. The US Pref Issuer has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.

The Offering

The Securities described herein may be offered from time to time in one or more offerings utilizing a “shelf” process under Canadian and U.S. securities laws. Under this shelf process, this Prospectus provides you with a general description of the Securities that may be offered. Each time Securities are offered, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading “Available Information.”

RISK FACTORS

An investment in the Securities is subject to a number of risks. Before deciding whether to invest in the Securities, investors should consider carefully the risks described in the relevant Prospectus Supplement and the information incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference). Specific reference is made to the section entitled “Part 6 — Business Environment and Risks” in the MD&A, the section entitled “Business Environment and Risks” in the AIF and the risks included in the Interim MD&A, each of which is incorporated by reference in this Prospectus.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement, the net proceeds from the sale of Securities by the Issuers will be used for general corporate purposes. The Selling Shareholders will not receive any proceeds from any sale of Securities by the Issuers. The Issuers will not receive any proceeds from any sale of Class A Shares by the Selling Shareholders.

DESCRIPTION OF CAPITAL STRUCTURE OF THE ISSUERS

The Company’s authorized share capital consists of an unlimited number of preference shares designated as Class A Preference Shares, issuable in series, an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, an unlimited number of Class A Shares, and 85,120 Class B Limited Voting Shares (“Class B Shares”). As of May 29, 2024, the Company had 10,220,175 Class A Preference Shares, Series 2; 3,983,910 Class A Preference Shares, Series 4; 8,792,596 Class A Preference Shares, Series 13; 7,840,204 Class A Preference Shares, Series 17; 7,681,088 Class A Preference Shares, Series 18; 10,808,027 Class A Preference Shares, Series 24; 9,770,928 Class A Preference Shares, Series 26; 9,233,927 Class A Preference Shares, Series 28; 9,787,090 Class A Preference Shares, Series 30; 11,750,299 Class A Preference Shares, Series 32; 9,876,735 Class A Preference Shares, Series 34; 7,842,909 Class A Preference Shares, Series 36; 7,830,091 Class A Preference Shares, Series 37; 7,906,132 Class A Preference Shares, Series 38; 11,841,025 Class A Preference Shares, Series 40; 11,887,500 Class A Preference Shares, Series 42; 9,831,929 Class A Preference Shares, Series 44; 11,740,797 Class A Preference Shares, Series 46; 11,885,972 Class A Preference Shares, Series 48; 3,320,486 Class A Preference Shares, Series 51; 1,177,580 Class A Preference Shares, Series 52; 1,643,315,224 Class A Shares; and 85,120 Class B Shares issued and outstanding.

BFI’s authorized share capital consists of an unlimited number of common shares, an unlimited number of preference shares designated as Class A Preference Shares, issuable in series, and an unlimited number of preference shares designated as Class B Preference Shares, issuable in series. As of the date of this Prospectus, BFI had 4,606,261 common shares; 6,400,000 Class A Preference Shares, Series 1; and 54,262,400 Class B Preference Shares, Series 1 issued and outstanding.

The US LLC Issuer’s authorized share capital consists of an unlimited number of common shares representing limited liability company interests. As of the date of this Prospectus, 35,751 common shares of the US LLC Issuer are issued and outstanding.

BFI II’s authorized share capital consists of an unlimited number of common shares. As of the date of this Prospectus, 40,100 common shares of BFI II are issued and outstanding.

The AUS Issuer’s authorized share capital consists of an unlimited number of ordinary shares. As of the date of this Prospectus, 10 ordinary shares of the AUS Issuer are issued and outstanding.

The UK Issuer’s share capital consists of ordinary shares. As of the date of this Prospectus, 10,181,441 ordinary shares of the UK Issuer are issued and outstanding.

The US Pref Issuer’s authorized share capital consists of an unlimited number of common shares and preferred shares representing limited liability company interests. As of the date of this Prospectus, 100 common shares representing limited liability company interests of the US Pref Issuer are issued and outstanding.

DESCRIPTION OF THE BN PREFERENCE SHARES

The following description sets forth certain general terms and provisions of the BN Preference Shares. The particular terms and provisions of a series of BN Preference Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

Series

The BN Preference Shares may be issued from time to time in one or more series. The board of directors of the Company will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

The BN Preference Shares rank senior to the Class AA Preference Shares, the Class A Shares, the Class B Shares and other shares ranking junior to the BN Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. Each series of BN Preference Shares ranks on a parity with every other series of BN Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

Shareholder Approvals

The Company shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the BN Preference Shares as a class or create preference shares ranking in priority to or on parity with the BN Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the BN Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Company. Each holder of BN Preference Shares entitled to vote at a class meeting of holders of BN Preference Shares, or at a joint meeting of the holders of two or more series of BN Preference Shares, has one vote in respect of each C$25.00 of the issue price of each BN Preference Share held by such holder.

DESCRIPTION OF THE CLASS A SHARES

The following description sets forth certain general terms and provisions of the Class A Shares. The particular terms and provisions of Class A Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

Dividend Rights and Rights Upon Dissolution or Winding Up

The Class A Shares rank on parity with the Class B Shares and rank after the BN Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time with respect to the payment of dividends (if, as and when declared by the board of directors of the Company) and the return of capital on the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

Voting Rights

Except as set out below under “— Election of Directors”, each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Company’s shareholders (except meetings at which only holders of another specified class or series of shares are entitled to vote) and shall be entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved by: (i) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be, and (ii) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be.

Election of Directors

In the election of directors, holders of Class A Shares, together, in certain circumstances, with the holders of certain series of BN Preference Shares, are entitled to elect one-half of the board of directors of the Company, provided that if the holders of BN Preference Shares, Series 2 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Shares, together, in certain circumstances, with the holders of BN Preference Shares, shall be reduced by the number of directors to be elected by holders of BN Preference Shares, Series 2. Holders of Class B Shares are entitled to elect the other one-half of the board of directors of the Company.

Each holder of Class A Shares has the right to cast a number of votes equal to the number of Class A Shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder of Class A Shares in the election of directors. A holder of Class A Shares may cast all such votes in favor of one candidate or distribute such votes among its candidates in any manner the holder of Class A Shares sees fit. Where a holder of Class A Shares has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder of Class A Shares will be deemed to have divided the holder’s votes equally among the candidates for whom the holder of Class A Shares voted.

DESCRIPTION OF THE US PREF ISSUER PREFERRED SHARES

The US Pref Issuer’s limited liability company agreement authorizes its board of managers to establish one or more series of US Preferred Shares representing limited liability company interests of the US Pref Issuer. The US Pref Issuer’s board of managers is able to determine, with respect to any series of US Preferred Shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of preferred shares representing limited liability company interests of the series;

•	whether distributions, if any, will be cumulative or non-cumulative and the distribution rate of the series;

•	the dates at which distributions, if any, will be payable;

•	the redemption rights and price or prices, if any, for preferred shares representing limited liability company interests of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of the preferred shares representing limited liability company interests of the series;

•	the amounts payable on preferred shares representing limited liability company interests of the series in the event of our liquidation or dissolution;

•	whether the preferred shares representing limited liability company interests of the series will be convertible into or exchangeable for interests of any other class or series or any other security of our company or any other entity;

•	restrictions on the issuance of preferred shares representing limited liability company interests of the series or of any shares representing limited liability company interests of any other class or series; and

•	the voting rights, if any, of the holders of the preferred shares representing limited liability company interests of the series.

Guarantee

All US Preferred Shares issued by the US Pref Issuer will be fully and unconditionally guaranteed by the Company. Set forth below is a summary of information concerning the preferred share guarantees that the Company will execute and deliver for the benefit of the holders of any series of preferred shares representing limited liability company interests offered by the US Pref Issuer. A prospectus supplement will contain more specific information about the terms of the preferred share guarantee.

Pursuant to each preferred share guarantee, the Company will agree to pay in full, to the holders of US Preferred Shares issued by the US Pref Issuer, the guarantee payments, except to the extent paid by the US Pref Issuer, as and when due, regardless of any defense, right of set-off or counterclaim which the US Pref Issuer may have or assert. The following payments, without duplication, with respect to US Preferred Shares, to the extent not paid by the US Pref Issuer, will be subject to the preferred share guarantee:

•	any accumulated and unpaid distributions (as described in the applicable share designation) that have been declared by the board of managers of the US Pref Issuer to be paid on the US Preferred Shares out of funds legally available for such distributions;

•	any redemption price (as described in the applicable share designation), plus all accrued and unpaid distributions to the date of redemption with respect to any US Preferred Shares called for redemption by the US Pref Issuer or otherwise required to be redeemed by the terms of the applicable share designation; and

•	upon a voluntary or involuntary dissolution, winding-up or liquidation of the US Pref Issuer, the aggregate stated liquidation preference and all accumulated and unpaid distributions, whether or not declared, without regard to whether the US Pref Issuer has sufficient assets to make full payment as required on liquidation.

The Company’s obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by the Company to the holders of US Preferred Shares or by causing the US Pref Issuer to pay the amounts to the holders. Each preferred share guarantee will be subordinated to all of the debt of the Company that is not stated to be pari passu or subordinate to the guarantees and will rank senior to the Class A Shares.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

The BN Debt Securities will be issued under an indenture dated as of September 20, 1995, as amended, restated, supplemented or replaced from time to time (the “BN Indenture”), between the Company, as issuer, and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada) (“Computershare Canada”), as trustee (the “BN Trustee”). The BFI Debt Securities will be issued under either (1) the indenture dated as of June 2, 2016 (as amended, restated, supplemented or replaced from time to time, the “BFI Senior Indenture”), between BFI, as issuer, the Company, as guarantor, and Computershare Canada, as trustee (the “BFI Trustee”), or (2) the subordinated indenture dated as of October 16, 2020, as amended, restated, supplemented or replaced from time to time, between BFI, as issuer, the Company, as guarantor, and the BFI Trustee (the “BFI Subordinated Indenture” and together with the BFI Senior Indenture, the “BFI Indentures”). The US LLC Debt Securities will be issued pursuant to the indenture dated as of June 14, 2023 (as amended, restated, supplemented or replaced from time to time, the “US LLC Indenture”) between the US LLC Issuer, as issuer, the Company, as guarantor, Computershare Trust Company, N.A. (“Computershare U.S.”), as U.S. trustee, and Computershare Canada, as Canadian trustee (together, the “US LLC Trustees”). The BFI II Debt Securities will be issued pursuant to the indenture dated as of December 14, 2022 (as amended, restated, supplemented or replaced from time to time, the “BFI II Indenture”) between BFI II, as issuer, the Company, as guarantor, and Computershare Canada, as trustee (the “BFI II Trustee”). The AUS Issuer Debt Securities will be issued pursuant to an indenture (the “AUS Issuer Indenture”) to be entered into among the AUS Issuer, as issuer, the Company, as guarantor, and Computershare Canada, as Canadian trustee, and Computershare U.S., as U.S. trustee, or such other trustees named in the indenture (together, the “AUS Issuer Trustees”). The UK Issuer Debt Securities will be issued under either (1) the indenture dated as of July 26, 2021, as amended, restated, supplemented or replaced from time to time (the “UK Issuer Senior Indenture”), between the UK Issuer, as issuer, the Company, as guarantor, and Computershare Canada, as Canadian trustee, and Computershare U.S., as U.S. trustee (together, the “UK Issuer Trustees”), or (2) the indenture dated as of November 24, 2020, as amended, restated, supplemented or replaced from time to time, between the UK Issuer, as issuer, the Company, as guarantor, and the UK Issuer Trustees (the “UK Issuer Subordinated Indenture” and together with the UK Issuer Senior Indenture, the “UK Issuer Indentures”). We refer to the BN Indenture, the BFI Indentures, the US LLC Indenture, the BFI II Indenture, the AUS Issuer Indenture and the UK Issuer Indentures as the “Indentures”. We refer to the BFI Subordinated Indenture, the US LLC Indenture, the BFI II Indenture, the AUS Issuer Indenture and the UK Issuer Indentures as the “Other Indentures”. The Debt Securities may be issued under such other indentures as the Company, the applicable Finance Debt Issuer and the applicable trustee or trustees may enter into in the future. The indenture under which any Debt Securities are issued will be specified in the applicable Prospectus Supplement.

The BN Indenture, the BFI Indentures and the BFI II Indenture are subject to the provisions of the Business Corporations Act (Ontario) and, consequently, are exempt from the operation of certain provisions of the Trust Indenture Act of 1939 (the “Trust Indenture Act”) pursuant to Rule 4d-9 thereunder. The US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indentures are subject to the Trust Indenture Act. Executed copies or forms of the Indentures will or have been filed with the Commission as exhibits to the Registration Statement. Each Indenture is or will also be available on each Issuer’s respective SEDAR+ profile at www.sedarplus.ca.

The following statements with respect to the Indentures and the Debt Securities issued or to be issued thereunder are brief summaries of certain provisions of the Indentures and do not purport to be complete; such statements are subject to the detailed referenced provisions of the applicable Indenture, including the definition of capitalized terms used under this caption. Wherever a particular section or defined term of an Indenture is referred to, the statement is qualified in its entirety by such section or term. References to the “Issuer” and “Indenture Securities” refer to the Company and each Finance Debt Issuer, as issuer, and the Debt Securities issued or to be issued by it under the Indentures. References to the “Trustee” or “Trustees” and any particular Indenture or Debt Securities refer to the BN Trustee, the BFI Trustee, the US LLC Trustees, the BFI II Trustee, the AUS Issuer Trustees or the UK Issuer Trustees as trustee or trustees under the applicable Indenture.

General

The Indentures do not limit the aggregate principal amount of Indenture Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Indenture Securities may be issued under each Indenture from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European currency units, pounds sterling and Australian dollars. Special Canadian and United States federal income tax considerations applicable to any Indenture Securities so denominated will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, each Indenture permits the Company and each Finance Debt Issuer to increase the principal amount of any series of Indenture Securities previously issued by it and to issue such increased principal amount. (Section 301 of the BN Indenture, and Section 3.1 of the BFI Senior Indenture and the Other Indentures.) In the case of additional Debt Securities of a series under the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indentures, issued after the date of original issuance of Debt Securities of such series, if they are not fungible with the original Debt Securities of such series for U.S. federal income tax purposes, then such additional Debt Securities will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the original Debt Securities of such series.

All Debt Securities issued by BFI, the US LLC Issuer, BFI II, the AUS Issuer and the UK Issuer will be fully and unconditionally guaranteed by the Company.

The applicable Prospectus Supplement will set forth the following terms relating to the particular offered Debt Securities: (1) the specific designation of the offered Debt Securities and the Indenture under which they are issued; (2) any limit on the aggregate principal amount of the offered Debt Securities; (3) the date or dates, if any, on which the offered Debt Securities will mature and the portion (if less than all of the principal amount) of the offered Debt Securities to be payable upon declaration of acceleration of maturity; (4) the rate or rates per annum (which may be fixed or variable) at which the offered Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the Regular Record Dates for any interest payable on the offered Debt Securities which are in registered form (“Registered Debt Securities”); (5) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which the price or prices at which and the terms and conditions upon which the offered Debt Securities may be redeemed or purchased at the option of the Issuer or otherwise; (6) whether the offered Debt Securities will be issuable in registered form or bearer form or both and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the offered Debt Securities in bearer form and as to exchanges between registered and bearer form; (7) whether the offered Debt Securities will be issuable in the form of one or more registered global securities (“Registered Global Securities”) and, if so, the identity of the Depositary for such Registered Global Securities; (8) the denominations in which any of the offered Debt Securities will be issuable if in other than denominations of $1,000 and any multiple thereof; (9) each office or agency where the principal of, and any premium and interest on, the offered Debt Securities will be payable and each office or agency where the offered Debt Securities may be presented for registration of transfer or exchange; (10) if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the offered Debt Securities are denominated and/or in which the payment of the principal of, and any premium and interest on, the offered Debt Securities will or may be payable; (11) any applicable terms or conditions related to the addition of any co-obligor or additional guarantor in respect of any or all series of Debt Securities; and (12) any other terms of the offered Debt Securities, including any applicable subordination provisions, exchange or conversion terms, covenants and additional Events of Default. Special Canadian and United States federal income tax considerations applicable to the offered Debt Securities, the amount of principal thereof and any premium and interest thereon will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, no Indenture affords the Holders the right to tender Indenture Securities to the Issuer for repurchase, or provides for any increase in the rate or rates of interest per annum at which the Indenture Securities will bear interest, in the event the Company or any Finance Debt Issuer should become involved in a highly leveraged transaction or in the event of a change in control of the Company or any Finance Debt Issuer. (Section 301 of the BN Indenture, and Section 3.1 of the BFI Senior Indenture and the Other Indentures.)

Indenture Securities may be issued bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Indenture Securities or other Indenture Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the Prospectus Supplement relating thereto. (Section 301 of the BN Indenture, and Section 3.1 of the BFI Senior Indenture and the Other Indentures.)

The Indenture Securities will be direct unsecured obligations of the Company and the Finance Debt Issuers and will be unsecured senior or subordinated, as applicable, indebtedness of each of them as described in the applicable Prospectus Supplement. (Section 301 of the BN Indenture, and Section 3.1 of the BFI Senior Indenture and the Other Indentures.)

The Company’s guarantee of the Indenture Securities issued by the Finance Debt Issuers will be unsecured senior or subordinated, as applicable, indebtedness of the Company, including the Company’s obligations under the Indenture Securities issued under the BN Indenture.

The guarantees will be unsecured general obligations of the Company and will rank equal in right of payment with, or junior to, other unsecured and senior or subordinated debt (other than subordinated debt that has been further subordinated in accordance with its terms), as applicable, of the Company. The Debt Securities and the guarantees will be effectively subordinated to any secured indebtedness of the applicable Issuer or to the Company to the extent of the value of the assets securing such indebtedness. The guarantee by the Company of the Indenture Securities will guarantee the due and punctual payment of the principal of, premium, if any, and interest on the Indenture Securities issued by the applicable Issuer, when and as the same shall become due and payable, whether at maturity, upon redemption, by acceleration or otherwise.

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable Prospectus Supplement, Indenture Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. (Section 302 of the BN Indenture, and Section 3.2 of the BFI Senior Indenture and Other Indentures.) Indenture Securities may be presented for exchange and Registered Debt Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the applicable Indenture and in the applicable Prospectus Supplement, without service charge, but upon payment of any taxes or the governmental charges due in connection therewith. Each Issuer has or will appoint, as applicable, their respective Trustees as Security Registrars under each Indenture. (Section 305 of the BN Indenture, and Section 3.5 of the BFI Senior Indenture and Other Indentures.)

Payment

Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of, and any premium and interest on, Registered Debt Securities (other than a Registered Global Security) will be made at the Corporate Trust Office of the applicable Trustee(s) and the office or agency of the particular Issuer maintained for that purpose in Toronto, Canada (in the case of the BN Indenture, the BFI Indentures and the BFI II Indenture) or in Toronto, Canada or New York, New York (in the case of the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indentures), except that, at the option of the particular Issuer, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto at such address as shall appear in the applicable Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the applicable Security Register. (Sections 305, 307, and 1002 of the BN Indenture, and Sections 3.5, 3.7 and 11.2 of the BFI Senior Indenture and the Other Indentures.) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Registered Debt Securities will be made to the Persons in whose name such Registered Debt Securities are registered at the close of business on the Regular Record Date for such interest payment. (Section 307 of the BN Indenture, and Section 3.7 of the BFI Senior Indenture and Other Indentures.)

Registered Global Securities

The Registered Debt Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of, and deposited with, one or more Depositories or nominees, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Indenture Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Section 305 of the BN Indenture, and Section 3.5 of the BFI Senior Indenture and Other Indentures.)

The specific terms of the depositary arrangement with respect to any portion of a particular series of Indenture Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a Registered Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Indenture Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depositary or its nominee (“participants”) as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Indenture Securities or by the particular Issuer if such Indenture Securities are offered and sold directly by the Issuer. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. Such depositary arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

So long as the Depositary for a Registered Global Security or its nominee is the registered owner thereof, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Indenture Securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Indenture Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Indenture Securities of such series in definitive form and will not be considered the owners or Holders thereof under the applicable Indenture.

Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the particular Issuer or Trustee or any paying agent for Indenture Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that the Depositary for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

No Registered Global Security may be exchanged in whole or in part for Indenture Securities registered, and no transfer of a Registered Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Registered Global Security or a nominee thereof unless (A) such Depositary (i) has notified the particular Issuer that it is unwilling or unable to continue as Depositary for such Registered Global Security or (ii) has ceased to be a clearing agency registered under the Exchange Act, and a successor securities Depositary is not obtained, (B) there shall have occurred and be continuing an Event of Default with respect to such Registered Global Security, (C) the particular Issuer determines, in its sole discretion, that the Securities of such series shall no longer be represented by such Registered Global Security and executes and delivers to the applicable Trustee(s) an Issuer order that such Registered Global Security shall be so exchangeable and the transfer thereof so registerable or (D) there shall exist such circumstances, if any, in addition to or in lieu of the foregoing as have been specified for this purpose as contemplated in the applicable Indenture. (Section 305 of the BN Indenture, and Section 3.5.2 of the BFI Senior Indenture and the Other Indentures.)

Consolidation, Merger, Amalgamation and Sale of Assets

Pursuant to the BN Indenture, the Company shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (the “BN Successor Corporation”) unless: (a) the Company and the BN Successor Corporation shall have executed, prior to or contemporaneously with the consummation of such transaction, such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that, upon the consummation of such transaction, (i) the BN Successor Corporation will have assumed all the covenants and obligations of the Company under the BN Indenture in respect of the Indenture Securities of every series issued thereunder, and (ii) the Indenture Securities of every series issued under the BN Indenture will be valid and binding obligations of the BN Successor Corporation entitling the Holders thereof, as against the BN Successor Corporation, to all the rights of Holders of Indenture Securities under the BN Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of the Indenture Securities of each and every series or to the rights and powers of the Trustee under the BN Indenture. (Section 801 of the BN Indenture.)

Pursuant to the BFI Senior Indenture and the Other Indentures, neither the applicable Finance Debt Issuer nor the Company (in each case for purposes of this description, a “Predecessor”) shall enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (in each case for purposes of this description, a “Successor”) unless: (a) the Predecessor and the Successor shall have executed, prior to or contemporaneously with the consummation of such transaction, such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that, upon the consummation of such transaction, (i) the Successor will have assumed all the covenants and obligations of the Predecessor under the applicable Indenture in respect of the Indenture Securities of every series issued thereunder, and in the case of the Company, its guarantee of the Indenture Securities and (ii) the Indenture Securities of every series issued by the Predecessor will be valid and binding obligations of the Successor, entitling the Holders thereof, as against the Successor, to all the rights of Holders of Indenture Securities under the applicable Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of applicable Indenture Securities of each and every series or to the rights and powers of the applicable Trustee(s) under the applicable Indenture; provided, however, that such restrictions are not applicable to any sale or transfer by the applicable Finance Debt Issuer or the Company to any one or more of their subsidiaries. (Section 9.1 of the BFI Senior Indenture and the Other Indentures.)

Events of Default

Unless otherwise indicated in any Prospectus Supplement, each Indenture provides that the following will constitute an Event of Default under such Indenture (except subsection (f) below which is not an Event of Default under the BN Indenture and subsection (g) below which is not an Event of Default under the Other Indentures) with respect to Indenture Securities of any series issued by the Company and each Finance Debt Issuer: (a) failure to pay principal of, or any premium on, any Indenture Security of that series when due; (b) failure to pay any interest on any Indenture Securities of that series when due, which failure continues for 30 days; (c) other than with respect to the US LLC Indenture, default in the payment of principal and interest on any Indenture Security required to be purchased pursuant to an Offer to Purchase made pursuant to the terms of the Indenture Securities of such series; (d) failure to deposit any sinking fund payment, when due, in respect of any Indenture Security of that series; (e) failure of any Finance Debt Issuer and/or the Company to perform, as applicable, any other covenant in the relevant Indenture (other than a covenant included in such indentures solely for the benefit of a series other than that series), which failure continues for 60 days after written notice has been given by the respective Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series, as provided in the relevant Indenture; (f) the Company’s guarantee of all obligations related to that series shall, for any reason, cease to be, or the Company shall assert in writing to the relevant Trustee or the Holders thereof that such guarantee is not in full force and effect and enforceable against the Company in accordance with its terms; (g) failure by the Company to make any payment of principal of, or interest on, any obligation for borrowed money (other than an obligation payable on demand or maturing less than 12 months from the creation or issue thereof) having an outstanding principal amount in excess of 5% of the Company’s Consolidated Net Worth in the aggregate at the time of default or any failure in the performance of any other covenant of the Company contained in any instrument under which such obligations are created or issued and if the holders thereof, or a trustee, if any, for such holders declare such obligations to be due and payable prior to the stated maturities thereof, provided that if such default is waived by such holders or trustee, then the Event of Default under the applicable Indenture shall be deemed to be waived without further action on the part of the applicable Trustee(s) or the Holders; (h) certain events of bankruptcy, insolvency or reorganization affecting the Company and/or the Finance Debt Issuers; and (i) any other Events of Default provided with respect to the Indenture Securities of such series, as described in the applicable Prospectus Supplement. (Section 501 of the BN Indenture, and Section 6.1 of the BFI Senior Indenture and the Other Indentures.)

If an Event of Default (other than an Event of Default related to certain events of bankruptcy, insolvency or reorganization affecting the Company and any Finance Debt Issuer, and the Company in its capacity as guarantor under the applicable Indenture of each Finance Debt Issuer) with respect to the Indenture Securities of any series at the time outstanding shall occur and be continuing either the applicable Trustee(s) or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series by notice, as provided in the applicable Indenture, may declare the principal amount of the Indenture Securities of that series to be due and payable immediately. If an Event of Default related to certain events of bankruptcy, insolvency or reorganization affecting any Issuer occurs with respect to the Indenture Securities of any series at the time outstanding, the principal amount of all the Indenture Securities of that series will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture. (Section 502 of the BN Indenture, Section 6.2 of the BFI Senior Indenture and the Other Indentures.) For information as to waiver of defaults, see “— Modification and Waiver”.

Each Indenture provides that the applicable Trustee(s) will be under no obligation to exercise any of its rights or powers under the applicable Indenture (or, in the case of the BFI Senior Indenture and the Other Indentures, commence or continue any act, action or proceeding for enforcing any rights of the Trustee(s)) at the request or direction of any of the applicable Holders, unless such Holders shall have offered to such Trustee(s) indemnity satisfactory to such Trustee(s) (or, in the case of the BFI Senior Indenture and the Other Indentures, sufficient funds to commence or continue compliance with such request and an indemnity to protect the Trustee(s) against losses suffered in compliance with such request). (Section 603 of the BN Indenture, Section 7.5 of the BFI Senior Indenture and the Other Indentures.) Subject to such provisions for the indemnification of the particular Trustee(s), the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series issued under the applicable Indenture will have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trustee(s) or exercising any trust or power conferred on such Trustee(s) with respect to the Indenture Securities of that series. (Section 512 of the BN Indenture and Section 6.12 of the BFI Senior Indenture and the Other Indentures.)

No Holder of an Indenture Security of any series will have any right to institute any proceeding with respect to the particular Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the applicable Trustee(s) written notice of a continuing Event of Default with respect to the Indenture Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, or in the case of the Other Indentures, indemnity reasonably satisfactory to each Trustee, to the applicable Trustee(s) to institute such proceeding as trustee, and (iii) the applicable Trustee(s) has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507 of the BN Indenture, Section 6.7 of the BFI Senior Indenture and the Other Indentures.) However, such limitations do not apply to a suit instituted by a Holder of an Indenture Security for the enforcement of payment of the principal of, or of any premium or interest on, such Indenture Security on or after the applicable due date specified in such Indenture Security. (Section 508 of the BN Indenture, Section 6.8 of the BFI Senior Indenture and the Other Indentures.)

The Company and each Finance Debt Issuer are each required to furnish to their respective Trustees an annual and a quarterly statement by certain of its officers as to whether or not each Issuer, as applicable, to their best knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults and the nature and status thereof. (Section 1004 of the BN Indenture, and Section 11.4 of the BFI Senior Indenture and Other Indentures.) In addition, the US LLC Issuer, the AUS Issuer and the UK Issuer are or will be required to deliver an annual compliance certificate as required under the Trust Indenture Act. (Section 11.4(d) of the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indentures.)

Defeasance

Each Indenture provides that, at the option of the applicable Issuer, the Issuer and, in the case of the BFI Senior Indenture and the Other Indentures, the Company will be discharged from any and all obligations in respect of any Outstanding Securities upon irrevocable deposit with the applicable Trustee(s), in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of or premium, if any, and each instalment of interest, if any, on such Outstanding Securities (“Defeasance”). Such trust may only be established if certain customary conditions precedent are satisfied, including, among other things, confirmation that Holders will not recognize gain or loss for U.S. federal income tax purposes as a result of such Defeasance. The Issuer may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance (as defined below) option described in the following paragraph if the Issuer meets the conditions precedent at the time the Issuer exercises the Defeasance option.

Each Indenture provides that, at the option of the Issuer, unless and until the Issuer has exercised its Defeasance option described in the preceding paragraph, the Issuer may omit to comply with certain restrictive covenants and such omission shall not be deemed to be an Event of Default under the Indenture and the Outstanding Securities upon irrevocable deposit with the applicable Trustee(s), in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and each instalment of interest, if any, on the Outstanding Securities of the Issuer (“Covenant Defeasance”). In the event the Issuer exercises its Covenant Defeasance option, the obligations under the applicable Indenture (other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above) shall remain in full force and effect. Such trust may only be established if certain customary conditions precedent are satisfied, including, among other things, confirmation that Holders will not recognize gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance. (Article Thirteen of the BN Indenture, Article Fourteen of the BFI Senior Indenture and the Other Indentures.)

Modification and Waiver

Modifications and amendments of an Indenture may be made by the Company, the Issuer (if other than the Company) and the applicable Trustee(s) with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series of Indenture Securities affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of interest on, any Outstanding Security, (b) reduce the principal amount of (or the premium), or interest on, any Outstanding Security, (c) reduce the amount of the principal of any Outstanding Security payable upon the acceleration of the maturity thereof, (d) change the currency (or, with respect to the BN Indenture and the BFI Senior Indenture, the place) of payment of principal of (or the premium), or interest on, any Outstanding Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Outstanding Security, (f) reduce the above-stated percentage of Outstanding Securities necessary to modify or amend the particular Indenture, (g) reduce the percentage of aggregate principal amount of Outstanding Securities necessary for waiver of compliance with certain provisions of the particular Indenture or for waiver of certain defaults, (h) modify any provisions of the particular Indenture relating to the modification and amendment of such Indenture or the waiver of past defaults or covenants, except as otherwise specified, (i) in the case of the BFI Subordinated Indenture, modify the provisions of the indenture relating to subordination in a manner that adversely affects the rights of Holders of Indenture Securities, or (j) other than with respect to the US LLC Indenture, following the mailing of any Offer to Purchase, modify any Offer to Purchase for such Outstanding Security required to be made pursuant to the terms of such Outstanding Security in a manner materially adverse to the Holders thereof. (Section 902 of the BN Indenture and Section 10.2 of the BFI Senior Indenture and Other Indentures.) In the case of Other Indentures, no such modification or waiver may, without consent of the Holder of each Outstanding Security affected thereby, (a) change the dates or times fixed for redemption thereof, or (b) release the Company from its Guarantee under the Other Indentures.

Each Indenture provides that the Company or the Issuer (if other than the Company) may modify and amend such Indenture without the consent of any holder of Indenture Securities for any of the following purposes: (a) to evidence the succession of another person to the Issuer or the Company, as applicable, and the assumption by any such successor of the covenants of the Issuer or the Company, as applicable, under such Indenture and in the Indenture Securities; (b) in the case of the Other Indentures, to evidence the addition of a co-obligor or guarantor in respect of any or all series of the Indenture Securities under the Other Indentures, as may be permitted in accordance with the terms of such Indenture Securities; (c) to add to the covenants of the Finance Debt Issuer or the Company, as applicable, for the benefit of the holders of any series of Indenture Securities (and if such covenants are to be for the benefit of less than all series of Indenture Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power (but not, in the case of the Other Indentures, any obligation, except any obligation concomitant to such right or power) in such Indenture conferred upon the Finance Debt Issuer or the Company, as applicable; (d) to add any additional Events of Default for the benefit of the holders of all or any series of Indenture Securities (and if such additional Events of Default are to be for the benefit of less than all series of Indenture Securities, stating that such additional Events of Default are expressly being included solely for the benefit of such series); (e) to add to, change or eliminate any of the provisions of such Indenture in respect of one or more series of Indenture Securities, provided that any such addition, change or elimination (i) shall neither (A) apply to any Indenture Security of any series created prior to the execution of the applicable supplemental indenture and entitled to the benefit of such provision nor (B) modify the rights of the holder of any such Indenture Security with respect to such provision or (ii) shall become effective only when there is no such Indenture Security outstanding; (f) to secure the Indenture Securities pursuant to the requirements of any provision in such Indenture or any indenture supplemental thereto or otherwise; (g) to establish the form or terms of Indenture Securities of any series as permitted under the Indenture and, in the case of the BFI Senior Indenture and the Other Indentures, if required, to provide for the appointment of a co-trustee, and in the case of Other Indentures, to provide for the appointment of other agents; (h) to evidence and provide for the acceptance of appointment under such Indenture by a successor trustee with respect to the Indenture Securities of one or more series and to add to or change any of the provisions in such Indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one trustee (or other agents, in the case of Other Indentures), pursuant to the requirements of such Indenture; (i) to add to or change any of the provisions of such Indenture to such extent as shall be necessary to permit or facilitate the issuance of Indenture Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Indenture Securities in uncertificated form; (j) in the case of the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indentures, to comply with any requirements of the Trust Indenture Legislation including without limitation in connection with qualifying, or maintaining the qualification of, the US LLC Indenture, the AUS Issuer Indenture or the UK Issuer Indentures, as applicable, under the Trust Indenture Act; or (k) to cure any ambiguity, to correct or supplement any provision in such Indenture which may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising thereunder, provided that such action shall not adversely affect, in the case of the BFI Senior Indenture and the Other Indentures, in any material respect, the interests of the holders of Indentures Securities of any series. (Section 901 of the BN Indenture and Section 10.1 of the BFI Senior Indenture and the Other Indentures.)

The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series, on behalf of all Holders of Outstanding Securities of such series, may waive compliance by the Issuer with certain restrictive provisions of the particular Indenture. (Section 1009 of the BN Indenture, Section 11.10 of the BFI Senior Indenture and Section 11.6 of the Other Indentures.) Subject to certain rights of the particular Trustee, as provided in the applicable Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Securities issued under such Indenture, on behalf of all holders of Outstanding Securities of such series, may waive any past default under such Indenture, except a default in the payment of principal, premium or interest or in respect of a covenant or provision of such Indenture which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513 of the BN Indenture, Section 6.13 of the BFI Senior Indenture and the Other Indentures.)

Consent to Jurisdiction and Service under BN Indenture

The BN Indenture provides that the Company irrevocably appoints CT Corporation System, 1633 Broadway, New York, New York, 10019, as its agent for service of process in any suit, action or proceeding arising out of or relating to the BN Indenture and the Indenture Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and submit to such jurisdiction.

Consent to Jurisdiction and Service under the BFI Senior Indenture and the Other Indentures

The BFI Senior Indenture and the Other Indentures provide, or will provide, that the Finance Debt Issuers irrevocably appoint Brookfield Asset Management LLC, Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023, as their agent for service of process in any suit, action or proceeding arising out of or relating to the relevant Indenture and the Indenture Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and submit to such jurisdiction.

Enforceability of Judgments against the Company

Since a substantial portion of the Company’s assets are outside the United States, any judgment obtained in the United States against the Company, including any judgment with respect to the payment of interest and principal on the Indenture Securities, may not be collectible within the United States.

The Company has been informed by its Canadian counsel, Torys LLP (“Torys”), that a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a court sitting in the Borough of Manhattan, the City of New York, New York (a “New York Court”) that is subsisting and unsatisfied respecting the enforcement of any of the Indentures and the Indenture Securities that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if: (i) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by the Company in the Indenture to the jurisdiction of the New York Court will be sufficient for the purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in those statutes or to an order or regulation made by the Governor in Council under the Special Economic Measures Act (Canada) or the United Nations Act (Canada) in respect of certain activities or measures referred to in those statutes; (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (iv) the action to enforce such judgment is commenced within the applicable limitation period; and (v) the courts of the Province of Ontario have not decided to stay or decline to hear an action on such judgment because there is another subsisting judgment in any jurisdiction relating to the same cause of action. The enforcement of any such judgment may also be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally, and an Ontario court will render judgment only in Canadian dollars. The Company has been advised by Torys that a monetary judgment of a New York Court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in the Province of Ontario if the New York Court had a basis for jurisdiction in the matter that would be recognized by a court in Ontario for such purposes. There is no assurance that this will be the case. It is less certain that an action could be brought in the Province of Ontario in the first instance on the basis of liability predicated solely upon such laws.

Governing Law

The Indentures, Indenture Securities and the rights, powers, duties or responsibility of Computershare U.S. will be governed by the laws of the State of New York, except with respect to the rights, powers, duties or responsibility of the remaining Trustees (including Computershare Canada), which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. (Section 113 of the BN Indenture and Section 1.13 of the BFI Senior Indenture and the Other Indentures.)

The Trustees

Computershare Canada is currently, or is expected to be, the BN Trustee, the BFI Trustee, the BFI II Trustee and the Canadian trustee under the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indentures. Computershare U.S. is, or is expected to be, the U.S. trustee under the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indentures. None of the Trustees make any representation or warranty as to the accuracy or validity of the information contained herein.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indentures. Reference is made to each Indenture for the full definition of each such term, as well as any other terms used herein for which no definition is provided (Section 101 of the BN Indenture and Section 1.1 of the BFI Senior Indenture and the Other Indentures, as applicable).

“affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control”, when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles and which has a term of at least 36 months. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests whether general or limited, of such Person, and, in the case of the BFI Senior Indenture and Other Indentures including units of such Person.

“Common Stock” of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

“Consolidated Net Worth” of any Person means, with respect to the BN Indenture and the BFI Senior Indenture, the consolidated stockholders’ equity of such Person, determined on a consolidated basis in accordance with generally accepted accounting principles, plus, without duplication, Qualifying Subordinated Debt and Deferred Credits; provided that with respect to the BN Indenture, adjustments following the date of the BN Indenture to the accounting books and records of the Company in accordance with U.S. Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto), or comparable standards in Canada, or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect.

“Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) every obligation that could not be considered as interest in accordance with generally accepted accounting principles under Interest Rate or Currency Protection Agreements of such Person and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable for, directly or indirectly, as obligator, Guarantor or otherwise.

“Deferred Credits” means, with respect to the BN Indenture and the BFI Senior Indenture, the deferred credits of the Company (or, in the case of the BFI Senior Indenture, any Person) and its Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.

“Government Obligation” means (x) any security which is (i) a direct obligation of the government which issued the currency, or a direct obligation of the Government of Canada issued in such currency, in which the Indenture Securities of a particular series are denominated for the payment of which its full faith and credit is pledged or (ii) obligations of a Person the payment of which is unconditionally guaranteed as its full faith and credit obligation by such government which, in the case of either subclause (i) or (ii) of this clause (x), is not callable or redeemable at the option of the issuer thereof and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act, or, in the case of the BFI Senior Indenture and the Other Indentures, as defined in the Bank Act (Canada)), as custodian with respect to any Government Obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

“Guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and “Guaranteed”, “Guaranteeing” and “Guarantor” shall have meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

“Holder” means a Person in whose name a Security is registered in the applicable Security Register.

“Interest Rate or Currency Protection Agreement” of any Person means any interest rate protection agreement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements), and/or other types of interest hedging agreements, and any currency protection agreement (including foreign exchange contracts, currency swap agreements or other currency hedging arrangements).

“Qualifying Subordinated Debt” means, with respect to the BN Indenture and the BFI Senior Indenture, Debt of the Company (i) which by its terms provides that the payment of principal of (and premium, if any) and interest on and all other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Company’s obligations in respect of the Indenture Securities to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for so long as there exists any default in the payment of principal (or premium, if any) or interest on the Indenture Securities or any other default that, with the passing of time or the giving of notice or both, would constitute an event of default with respect to the Indenture Securities and (ii) which expressly by its terms gives the Company the right to make payments of principal in respect of such Debt in Common Stock of the Company.

“Stated Maturity”, when used with respect to any Indenture Security or any instalment of principal thereof or interest thereon, means the date specified in such Indenture Security as the fixed date on which the principal of such Indenture Security or such instalment of principal or interest is due and payable.

“Trust Indenture Legislation” means, at any time, (i) the provisions of the Business Corporations Act (Ontario) and regulations thereunder as amended or re-enacted from time to time, (ii) the provisions of any other statute of Canada or any province thereof and any regulations thereunder and (iii) the Trust Indenture Act and regulations thereunder, but, in the case of (i) the BN Indenture and the BFI Senior Indenture, only to the extent applicable under Rule 4d-9 under the Trust Indenture Act and (ii) the BFI Subordinated Indenture and the BFI II Indenture, only to the extent applicable to that indenture, in each case relating to trust indentures and to the rights, duties, and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures.

PLAN OF DISTRIBUTION

The Issuers may sell Securities and the Selling Shareholders may sell Class A Shares to or through underwriters or dealers and may also sell Securities directly to purchasers or through agents.

The distribution of Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices. If offered on a non-fixed price basis, including sales of Class A Shares in transactions that are deemed to be ATM Distributions, the Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be increased or decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriter, dealer or agent to the Issuers and/or the Selling Shareholders. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. No Selling Shareholder may distribute Securities pursuant to an ATM Distribution.

In connection with the sale of Securities, underwriters may receive compensation from the Issuers, the Selling Shareholders and/or from purchasers of Securities for whom they may act as agents in the form of fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any such compensation received by them from the Issuers and/or the Selling Shareholders and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the Securities Act. Any such person that may be deemed to be an underwriter with respect to Securities of any series will be identified in the Prospectus Supplement relating to such series.

The Prospectus Supplement relating to each series of Securities will also set forth the terms of the offering of the Securities of such series, including, to the extent applicable, (i) the names of any underwriters or agents, (ii) the purchase price or prices of the offered Securities, (iii) the initial offering price, (iv) in the case of offers and sales by the Selling Shareholders, the names of such Selling Shareholders and the number of and prices at which such Class A Shares are proposed to be sold by them, (v) the proceeds to the applicable Issuer and/or Selling Shareholder from the sale of the offered Securities, (vi) the underwriting discounts and commissions and (vii) any discounts, commissions and concessions allowed or reallowed or paid by any underwriter to other dealers.

Under agreements which may be entered into by the Issuers, the Selling Shareholders, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Issuers and/or the Selling Shareholders against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Issuers or their subsidiaries and/or the Selling Shareholders in the ordinary course of business. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Issuers, the Issuers have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Issuers of expenses incurred or paid by a director, officer or controlling person of the Issuers in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Issuers will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Unless otherwise specified in a Prospectus Supplement, each series or class of Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series or class of Securities, the Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities of any series or as to the liquidity of the trading market for the Securities of any series.

In connection with any offering of Securities, other than an ATM Distribution, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No agent of an ATM Distribution, and no person or company acting jointly or in concert with an agent of an ATM Distribution, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed pursuant to the ATM Distribution, including selling an aggregate number or principal amount of securities that would result in the agent creating an over-allocation position in the securities.

SELLING SHAREHOLDERS

Overview

This Prospectus also relates to offerings by the Selling Shareholders upon exercise of demand rights or piggyback rights under the Registration Rights Agreement (as defined below). The terms under which the Class A Shares will be offered and sold by any Selling Shareholder will be described in the applicable Prospectus Supplement. The Prospectus Supplement for any distribution of Class A Shares by any Selling Shareholder will include, without limitation, where applicable: (i) the number of Class A Shares owned, controlled or directed by the Selling Shareholder; (ii) the number of Class A Shares being distributed for the account of the Selling Shareholder; (iii) the number of Class A Shares to be owned, controlled or directed by the Selling Shareholder after the offering and the percentage that number represents of the total number of outstanding Class A Shares; (iv) whether the Class A Shares being sold are owned by the Selling Shareholder both of record and beneficially, of record only or beneficially only; (v) if the Selling Shareholder acquired the Class A Shares within two years preceding the date of the applicable Prospectus Supplement, the date or dates the Selling Shareholder acquired the Class A Shares; and (vi) if the Selling Shareholder acquired the Class A Shares being distributed in the 12 months preceding the date of the applicable Prospectus Supplement, the cost thereof to the Selling Shareholder in the aggregate and on a per share basis.

The Selling Shareholders may also sell Class A Shares other than pursuant to this Prospectus. The Company cannot predict when or in what amounts the Selling Shareholders may sell any of the Class A Shares qualified for distribution by this Prospectus.

Oaktree Mergers

On March 13, 2019, the Company and Oaktree Capital Group, LLC (“Oaktree”), among others, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, certain mergers involving Oaktree, certain affiliates of Oaktree and a subsidiary of the Company were completed on September 30, 2019 (the “Oaktree Mergers”).

Exchange Agreement

The Company, Oaktree, OCGH and the Selling Shareholders, among others, are parties to a Fifth Amended and Restated Exchange Agreement (as amended, the “Exchange Agreement”). Pursuant to the terms of the Exchange Agreement, holders of OCGH units have the right to exchange from time to time their OCGH units for various forms of consideration at the election of the Company, including cash and Class A Shares.

Exchanges can be initiated only during open periods, which are during the first 60 days of each applicable calendar year. During the first open period that commenced January 1, 2020, the exchange consideration consisted only of cash. On January 1, 2021, certain holders of OCGH units became eligible to participate in an exchange (subject to certain vesting schedules); however the form of consideration in 2021 was limited to cash. All holders of OCGH units became eligible to participate in exchanges beginning on January 1, 2022 and in subsequent years thereafter. The consideration for the 2022 and 2023 open periods was paid entirely in cash.

Following the eighth anniversary of the closing date of the Oaktree Mergers, we can discontinue the exchange rights in the Exchange Agreement on 36 months’ notice. As a result, the earliest the exchange rights can be terminated is the eleventh anniversary of the closing date of the Oaktree Mergers, or September 30, 2030.

Registration Rights Agreement

On September 30, 2019, in connection with the Oaktree Mergers, the Company, OCGH and the Selling Shareholders entered into a registration rights agreement (the “Registration Rights Agreement”) in respect of the resale of Class A Shares held by the Selling Shareholders that constitute Registrable Securities (as defined below) and issuable upon exchange of OCGH units pursuant to the Exchange Agreement, subject to certain qualifications (including without limitation certain agreed upon blackout periods). The following description of certain provisions of the Registration Rights Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Registration Rights Agreement.

“Registrable Securities” means Class A Shares issued in an exchange to a Selling Shareholder, and any equity securities of the Company issued or issuable with regard to such Class A Shares by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization, in each case, unless and until (i) such Class A Shares are freely tradeable without volume or other limitation under Rule 144 of the Securities Act and (ii) such Selling Shareholder, together with all of his, her or its affiliates, owns less than 1% of the outstanding Class A Shares.

The Registration Rights Agreement provides a Selling Shareholder owning, together with his, her or its affiliates, more than 1% of the outstanding Class A Shares with the right (the “Demand Registration Right”) to require the Company to qualify the distribution of 1% or more of the outstanding Registrable Securities held by such Selling Shareholder and his, her or its affiliates in an underwritten offering (a “Demand Distribution”). The Selling Shareholders are entitled to request one Demand Distribution, in the aggregate, during any 12-month period.

The Registration Rights Agreement also provides the Selling Shareholders with the right (the “Piggyback Registration Right”) to require the Company to include Registrable Securities in any future public distribution of Class A Shares in Canada or the United States undertaken by the Company (a “Distribution”). The Company shall include in a Distribution all of the Registrable Securities the Selling Shareholders request to be included therein pursuant to the Piggyback Registration Right; provided, however, that if the Distribution occurs by way of an underwritten offering and the managing underwriter(s) advises the Company that, in their opinion, the total number of Class A Shares to be included in such Distribution should be limited for certain prescribed reasons, the Class A Shares to be included in the Distribution shall first be registered for the account of the Company.

In connection with an underwritten offering, the Company will agree to refrain from issuing any equity securities of the Company for a period of up to 60 days, subject to customary exceptions. The Company will generally be responsible for all reasonable expenses under the Registration Rights Agreement, excluding any underwriting discounts or commissions on any Registrable Securities sold by a Selling Shareholder.

The Registration Rights Agreement contains customary reciprocal indemnification provisions and will terminate one year following the last day of the final open period as described above under the heading “Exchange Agreement”.

The Registration Statement of which this Prospectus forms a part has been filed to provide solely for offerings by the Selling Shareholders upon exercise of the Demand Registration Right or Piggyback Registration Right.

EXEMPTIVE RELIEF

Pursuant to a decision document dated October 18, 2011 issued by the applicable securities regulators, the Company was granted exemptive relief from certain of the restricted securities requirements in National Instrument 51-102 — Continuous Disclosure Obligations, NI 41-101 and Ontario Securities Commission Rule 56-501 — Restricted Shares (collectively, the “restricted security provisions”), including the requirements to refer to the Class A Shares and the Class B Shares using a prescribed restricted security term. The Class A Shares and Class B Shares may qualify as “restricted securities” under the restricted security provisions because the Company’s constating documents contain provisions that restrict the voting rights of such securities in any election of the board of directors of the Company. See “Description of the Class A Shares”.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement, certain matters of Canadian and United States law relating to the validity of the Securities will be passed upon for the Company by Torys in Toronto, Ontario, and New York, New York. The partners and associates of Torys, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

EXPERTS

The financial statements of the Brookfield Corporation as of December 31, 2023 and 2022, and for each of the two years in the periods ended December 31, 2023, incorporated by reference in this Prospectus, and the effectiveness of Brookfield Corporation’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

Deloitte LLP is independent with respect to the Company within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.

EXPENSES

The following are the estimated expenses of the offering of the Securities being registered under the Registration Statement, all of which has been or will be paid by us.

SEC registration fee		$516,600	†
Exchange listing fees			*
Blue sky fees and expenses			*
Trustee & transfer agent fees			*
Printing and engraving costs			*
Legal fees and expenses			*
Accounting fees and expenses			*
Miscellaneous			*
Total	$		*

†	Includes $139,050 registration fees that were carried forward from a prior registration statement.
*	The applicable Prospectus Supplement will set forth the estimated aggregate amount of expenses payable in respect of any offering of Securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the Commission as part of the Registration Statement: (1) for purposes of Form F-10: the documents referred to under “Documents Incorporated by Reference”; the consent of Deloitte LLP; the consent of Torys; powers of attorney; the BN Indenture, the BFI Indentures, the US LLC Indenture, the BFI II Indenture, the UK Issuer Indentures and the form of the AUS Issuer Indenture; and (2) for purposes of Form F-3: the underwriting agreement(s) in respect of offerings hereunder; the certificate of formation and limited liability company agreement of the US Pref Issuer, the US LLC Indenture, the UK Issuer Indentures and the form of the AUS Issuer Indenture; other forms of debt instruments of the US LLC Issuer, the AUS Issuer and the UK Issuer; the consent of Deloitte LLP; the opinions and consent of Torys, Herbert Smith Freehills LLP and King & Wood Mallesons; powers of attorney; and the Statements of Eligibility of Computershare Trust Company, N.A., as U.S. trustee, on Forms T-1.

BROOKFIELD FINANCE INC.

US$700,000,000

6.300% Fixed-to-Fixed Reset Rate Subordinated Notes due 2055

Fully and unconditionally guaranteed, on a subordinated basis, by Brookfield Corporation

PROSPECTUS SUPPLEMENT

December 10, 2024

Joint Book-Running Managers

BofA Securities	Citigroup	Mizuho	SMBC Nikko

Co-Managers

Bradesco BBI	BNP PARIBAS	Brookfield Capital Solutions	Desjardins Capital Markets	Itaú BBA

MUFG	National Bank of Canada Financial Markets	Natixis	Santander	SOCIETE GENERALE